Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

RUCKUS WIRELESS, INC.,

BROCADE COMMUNICATIONS SYSTEMS, INC.,

and

STALLION MERGER SUB INC.

Dated as of April 3, 2016

-i-

-ii-

-iii-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 3, 2016, among Ruckus Wireless, Inc., a Delaware corporation (the “Company”), Brocade Communications Systems, Inc., a Delaware corporation (“Parent”), and Stallion Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). Parent, Purchaser and the Company are referred to individually as a “Party” and collectively as “Parties”.

W I T N E S S E T H:

WHEREAS, it is proposed that, upon the terms and subject to the conditions set forth herein, Purchaser shall commence an exchange offer to acquire any and all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Stock”), for consideration comprised of the Per Share Cash Amount and the Per Share Stock Amount (as defined below) (the “Offer”);

WHEREAS, it is also proposed that, upon the terms and subject to the conditions set forth herein, as soon as practicable following the consummation of the Offer, the Parties will effect the acquisition of the Company by Parent through the merger of Purchaser with and into the Company, with the Company surviving the merger as the surviving corporation (the “Merger”);

WHEREAS, the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that the terms of the transactions contemplated by this Agreement, including the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders to enter into, and has declared advisable, this Agreement, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the transactions contemplated by this Agreement, including the Offer and the Merger, upon the terms, and subject to the conditions, contained herein and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their shares of Company Stock to Purchaser pursuant to the Offer (the “Company Board Recommendation”) by a unanimous vote;

WHEREAS, the boards of directors of Parent and Purchaser have each unanimously approved this Agreement and determined that the terms of the transactions contemplated hereby, including the Offer and the Merger, are fair to, and in the best interests of, Parent and Purchaser and their respective stockholders;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Purchaser’s willingness to enter into this Agreement, a certain stockholder of the Company is entering into a support agreement (the “Support Agreement”) pursuant to which such stockholder, among other things, will, upon the terms and subject to the conditions contained therein, agree to tender all shares of Company Stock beneficially owned by such stockholder to Purchaser pursuant to the Offer and take (and refrain from taking) certain other actions in connection with the transactions contemplated by this Agreement; and

WHEREAS, Parent, the Company and Purchaser desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls or is controlled by, or is under common control with such Person. The term “control” (including its correlative meanings “controlled” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies of a Person (whether though ownership of 50% or more of such Person’s securities or partnership or other ownership interests, or by Contract or otherwise).

“Black-Scholes Option Value” means, as of the Closing Date, the fair market value of an Out-of-the-Money Vested Option or Out-of-the-Money Unvested Option, as defined in Section 3.11(a) and Section 3.11(b) respectively, as determined using the Black-Scholes formula with the following inputs: (i) the stock price will equal the Equity Award Cash Consideration; (ii) the exercise price will equal the exercise price per share of Company Stock subject to the Out-of-the-Money Vested Option or Out-of-the-Money Unvested Option, as applicable; (iii) the time until exercise will be determined using the simplified midpoint method as outlined in SAB Topic 14; (iv) the volatility assumption will equal 36.5%; (v) the risk-free interest rate will equal 1.45%; and (vi) the dividend yield will equal 1.3%.

“Business Day” means any day that is not a Saturday, a Sunday or other day that (i) is a statutory holiday under the federal Laws of the United States or (ii) is otherwise a day on which banks in New York, New York are authorized or obligated by Law or executive order to close.

“Claim” means any claim, demand, cause of action, suit, dispute, proceeding, arbitration, audit, hearing, investigation or inquiry (whether formal or informal).

“Closing Date” means the date of the Closing.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreements” mean any Contract, work rules or any side letter to which the Company or any Subsidiaries thereof is bound or that has been entered into between the Company or any Subsidiary thereof and any labor organization, union, works council, employee association, trade union, other similar employee representative body.

“Company Acquisition Proposal” means any proposal, inquiry, indication of interest or offer (whether or not in writing) from any Person (other than Parent and its Subsidiaries or Affiliates) relating to or involving, whether in a single transaction or series of related transactions: (i) any direct or indirect acquisition, lease, exchange, license, transfer, disposition (including by way of liquidation or dissolution of the Company or any of its Subsidiaries) or purchase of any business, businesses or assets (including equity interests in Subsidiaries but excluding sales of assets in the ordinary course of business) of the Company or any of its Subsidiaries that constitute or account for 15% or more of the consolidated net revenues, net income or net assets of the Company and its Subsidiaries, taken as a whole; (ii) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, sale of securities, reorganization, recapitalization, tender offer, exchange offer, liquidation, dissolution, extraordinary dividend, or similar transaction involving the Company or any of its Subsidiaries and a Person or “group” (as defined in Section 13(d) of the 1934 Act) pursuant to which the stockholders of the Company immediately preceding such transaction hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction immediately following such transaction; or (iii) any combination of the foregoing.

“Company Adverse Recommendation Change” means any of the following actions by the Company Board or any committee thereof: (i) withdrawing (or amending, modifying or qualifying in a manner adverse to Parent) or proposing publicly to withdraw (or amend, modify or qualify in a manner adverse to Parent), the Company Board Recommendation, (ii) failing to make the Company Board Recommendation in the initial Schedule 14D-9, subject to the terms and conditions of this Agreement, or (iii) approving, recommending, or otherwise declaring or endorsing publicly to be advisable or publicly proposing to approve, adopt or recommend to be advisable any (A) Company Acquisition Proposal or (B) Contract requiring the Company to abandon, terminate or fail to consummate the Offer, the Merger or any other transaction contemplated by this Agreement.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2015 and the footnotes thereto set forth in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2015.

“Company Balance Sheet Date” means December 31, 2015.

“Company Disclosure Letter” means the disclosure letter delivered by the Company to Parent and Purchaser in connection with, and upon the execution of, this Agreement.

“Company Intellectual Property Rights” means all Owned Intellectual Property Rights and all Licensed Intellectual Property Rights.

“Company Material Adverse Effect” means any effect, change, condition, fact, development, occurrence or event (whether or not foreseeable as of the date of this Agreement) that, individually or in the aggregate with all other effects, changes, conditions, facts, developments, occurrences or events, has had or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, excluding any effect, change, condition, fact, development, occurrence or event resulting from or arising out of (A) general economic or political conditions in the United States or any foreign jurisdiction or in securities, credit or financial markets, including changes in interest rates and changes in exchange rates, except to the extent any such effect, change, condition, fact, development, occurrence or event has a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate, (B) changes or conditions generally affecting the industries, markets or geographical areas in which the Company or any of its Subsidiaries operates, except to the extent any such effect, change, condition, fact, development, occurrence or event has a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate, (C) outbreak or escalation of hostilities, acts of war (whether or not declared), terrorism or sabotage, except to the extent any such effect, change, condition, fact, development, occurrence or event has a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate, (D) any natural disasters (including hurricanes, tornadoes, floods or earthquakes) except to the extent that any such effect, change, condition, fact, development, occurrence or event has a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries and geographies in which the Company and its Subsidiaries operate, (E) any failure by the Company or its Subsidiaries to meet any internal or published (including analyst) projections, forecasts or predictions in respect of financial or operating performance for any period ending after January 1, 2016 (it being understood that this clause (E) shall not prevent a Party from asserting that any effect, change, condition, fact, development, occurrence or event that may have contributed to such failure may be taken into account in determining whether there has been a Company Material Adverse Effect if not otherwise excluded), (F) changes in GAAP or the authoritative interpretation thereof or changes in any Law applicable to the operation of the business of the Company or any of its Subsidiaries, except to the extent any such effect, change, condition, fact, development, occurrence or event has a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate, (G) the taking of any specific action expressly required by, or the failure to take any specific action expressly prohibited by, this Agreement, including any action expressly prohibited by Section 6.1 or the taking of any action or refraining from taking any action at Parent or Purchaser’s written request, (H) any change in the market price or trading volume of the Company’s securities (it being understood that this clause (H) shall not prevent a Party from asserting that any effect, change, condition, fact, development, occurrence or event that may have contributed to such failure may be taken into account in determining whether there has been a Company Material Adverse Effect if not otherwise excluded), (I) the execution and delivery of this Agreement or the public announcement or pendency of this Agreement, the Offer or the Merger (including any resulting loss or departure of officers or other employees of the Company or any of its Subsidiaries, or the termination or reduction (or potential reduction) or any other resulting negative development in the Company’s or any of its Subsidiaries’ relationships with any of its customers, suppliers, distributors or other business partners, solely to the extent attributable to the execution and delivery of this Agreement or the public announcement or pendency of this Agreement, the Offer or the Merger) (provided that this clause (I) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement) and (J) any proceeding brought or threatened by stockholders of either Parent or the Company (whether on behalf of the Company, Parent or otherwise) asserting allegations of breach of fiduciary duty relating to this Agreement or violations of securities Laws solely in connection with the Offer or the Merger (but excluding any damages award in any such Proceeding).

“Company Product” means all products or services that are being manufactured, marketed, distributed, sold or otherwise commercialized by or on behalf of the Company or any of its Subsidiaries.

“Company Technology” means all Owned Technology and all Licensed Technology.

“Competition Laws” means the Sherman Antitrust Act, as amended, the Clayton Antitrust Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Confidentiality Agreement” means that certain letter agreement, dated as of February 5, 2016, by and between the Company and Parent.

“Contract” means any agreement, arrangement, contract, understanding, instrument, note, bond, mortgage, indenture, deed of trust, lease, license or other legally binding commitment, whether written or oral.

“Disclosure Letter” means, as the context requires, the Company Disclosure Letter and/or the Parent Disclosure Letter.

“Employee” means any employee of the Company or any of its Subsidiaries.

“Environmental Claim” means any claim, action, suit, proceeding, investigation, Order, demand or written notice alleging potential or actual liability (including liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees, fines or penalties) arising out of, based on, resulting from or relating to (i) the presence of, Release of, or exposure to any Hazardous Substances, (ii) circumstances forming the basis of any violation of any Environmental Law; or (iii) any other matters covered or regulated by, or for which liability could be imposed under, Environmental Law.

“Environmental Law” means any Law or Order relating to pollution, the protection, restoration or remediation of or prevention of harm to the environment or natural resources, or the protection of human health and safety, including any Law or Order relating to: (i) the exposure to, or Releases or threatened Releases of, Hazardous Substances; (ii) the generation, manufacture, processing, distribution, use, treatment, containment, disposal, storage, transport or handling of Hazardous Substances; or (iii) recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, including the conflict mineral diligence and disclosure provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, § 1502, 124 Stat. 2213 (2010), codified as amended at 15 U.S.C. § 78m(p), and implementing regulations, 17 C.F.R. §§ 240, 249b, and the European Union Directives on the Restriction on the Use of Certain Hazardous Substances (“RoHS”) in Electrical and Electronic Equipment, Directive 2011/65/EU, 2011 O.J. (L 174), Directive 2002/95/EC, 2003 O.J. (L 37); and Waste Electrical and Electronic Equipment (“WEEE”), Directive 2012/19/EU, 2012 O.J. (L 197).

“Environmental Permits” means all Governmental Authorizations relating to or required by Environmental Law.

“Equity Award Cash Consideration” means an amount equal to (1) the Per Share Cash Amount plus (2) (x) the Per Share Stock Amount multiplied by (y) the Parent Stock Price.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations issued thereunder.

“ERISA Affiliate” of any entity means each entity that is or was at any time treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Exploit” or “Exploitation” means to research, design, develop, implement, use, reproduce, modify and otherwise create improvements or derivative works based upon, make, have made, assemble, test, support, display, perform (whether publicly or otherwise), publish, transmit, broadcast, sell, offer to sell, import, distribute and otherwise dispose of, commercialize or exploit, or authorize any third party Person to do any of the foregoing.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any (i) nation or government, any federal, state, city, town, municipality, county, local or other political subdivision thereof or thereto and any department, commission, board, bureau, instrumentality, agency, merger control authority, in each case of competent jurisdiction, (ii) any arbitrator, tribunal or federal, state, local or foreign court, in each case of competent jurisdiction, (iii) any national securities exchange on which the securities of the Company or Parent are listed, or (iv) other governmental entity or quasi-governmental entity created or empowered under a statute (or rule, regulation or ordinance promulgated thereunder) or at the direction of any governmental authority, including those set forth in clauses (i), (ii) or (iii) of this definition, and that is empowered thereunder or thereby to exercise executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, in each case of competent jurisdiction.

“Governmental Authorization” means any licenses, approvals, clearances, permits, certificates, waivers, consents, exemptions, variances, expirations and terminations of any waiting period requirements (including pursuant to Competition Laws), and notices, filings, registrations, qualifications, declarations and designations with, and other authorizations and approvals issued by or obtained from a Government Authority.

“Hazardous Substance” means any material, substance, chemical, or waste (or combination thereof) (i) to which liability or standards of conduct may be imposed, or that requires or may require reporting or investigation under Environmental Law; (ii) that is listed, defined, designated, regulated or classified as “hazardous,” “toxic,” “radioactive,” “dangerous,” a “pollutant,” a “contaminant,” “petroleum,” “oil,” or words of similar meaning or effect under Environmental Law; or (iii) that can form the basis of any liability under Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Inbound Intellectual Property Contracts” means any Contracts pursuant to which the Company or any of its Subsidiaries has the right to Exploit any Licensed Intellectual Property Rights or Licensed Technology, including all modifications, amendments and supplements thereto and waivers thereunder.

“Intellectual Property Contracts” means the Inbound Intellectual Property Contracts and the Outbound Intellectual Property Contracts.

“Intellectual Property Rights” means any and all intellectual property rights throughout the world, whether registered or not, including without limitation all (i) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models) (collectively, “Patents”), (ii) copyrights in works of authorship of any type and all rights, title and interests in all copyrights, copyright registrations and applications for copyright registration, certificates of copyright and copyrighted interests throughout the world (collectively, “Copyrights”); (iii) trade names, trademarks and service marks, logos, corporate names, domain names and other Internet addresses or identifiers, trade dress and similar rights, and applications (including intent to use applications) to register any of the foregoing and all goodwill associated therewith throughout the world (collectively, “Marks”); (iv) rights, title and interests in all trade secrets and trade secret rights arising under common law, state law, federal law or laws of foreign countries, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use (collectively, “Trade Secrets”); and (v) moral rights, publicity rights and any other intellectual property rights or other rights similar, corresponding or equivalent to any of the foregoing of any kind or nature anywhere in the world.

“Intervening Event” means any material event, condition, fact, occurrence, change or development that is not known or reasonably foreseeable to the Company Board as of the date of this Agreement, which event, condition, fact, occurrence, change or development becomes known to the Company Board prior to the Acceptance Time; provided, however, that in no event shall any event, condition, fact, occurrence, change or development resulting from or arising out of any of the following give rise to an Intervening Event: (i) any Company Acquisition Proposal, (ii) any actions taken by Parent or the Company in accordance with Section 8.1 or the consequences of any such action, (iii) the fact that the Company or its Subsidiaries have exceeded or met (or the failure of Parent to meet) any internal or published projections, forecasts or predictions in respect of financial or operating performance for any period ending on or after the date hereof and (iv) any change in the market price or trading volume of the Company’s securities or Parent’s securities; provided, however, with respect to clauses (iii) and (iv), nothing shall prevent a Party from asserting that any event, condition, fact, occurrence, change or development that may have contributed to exceeding or meeting such projections, forecasts or predictions or such change in market price or trading volume may be taken into account in determining whether there has been an Intervening Event if not otherwise excluded.

“knowledge” means (i) with respect to the Company, the actual knowledge of each of the individuals listed in Section 1.1(a) of the Company Disclosure Letter, after reasonable inquiry by such individual, and (ii) with respect to Parent, the actual knowledge of each of the individuals listed in Section 1.1(a) of the Parent Disclosure Letter, after reasonable inquiry by such individual. With respect to Intellectual Property Rights and Technology, “knowledge” does not require the Company to conduct, have conducted, obtain, or have obtained any freedom to operate opinions or similar opinions of counsel or any Patents, Trademarks or other Intellectual Property Rights clearance searches, and no knowledge of any third party Patents, Trademarks, or other Intellectual Property Rights that would have been revealed by such inquiries, opinions or searches will be imputed to the Company.

“Laws” means any United States, federal, state or local or any foreign law (in each case, statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, statute, regulation or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by a Governmental Authority.

“Licensed Intellectual Property Rights” means any and all Intellectual Property Rights that are licensed or sublicensed to, or subject to a covenant not to sue for the benefit of, the Company or any of its Subsidiaries.

“Licensed Technology” means any and all Technology that is licensed or sublicensed to, or subject to a covenant not to sue for the benefit of, the Company or any of its Subsidiaries.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or limitation on transfer (other than such a limitation arising under federal or state securities Laws) in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Nasdaq” means the Nasdaq Global Select Market, any successor stock exchange operated by The NASDAQ Stock Market LLC or any successor thereto.

“NYSE” means the New York Stock Exchange, any successor stock exchange operated by the NYSE Euronext or any successor thereto.

“Open Source Software” means any software that contains or is derived in any manner (in whole or in part) from any software, code or libraries that are distributed as free software or as open source software or under any licensing or distribution models similar to open source, including (a) software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to the following: the Artistic License, the BSD License, the Apache License, the Mozilla Public License, the GNU General Public License (GPL) or Lesser/Library GPL, or the Sun Community Source License or (b) any other license or distribution model which seeks to require any party which uses, modifies or distributes such software, code or libraries to make such software, code or libraries (or modification or derivative work thereof) or any other software, code or libraries which may be combined with or linked thereto available in source code form or which may impose any other obligation or restriction with respect to such party’s Patent or other Intellectual Property Rights.

“Option Exchange Ratio” means an amount equal to the quotient obtained by dividing (i) the Equity Award Cash Consideration, by (ii) the Parent Stock Price.

“Order” means any order, writ, injunction, decree, consent decree, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent).

“Ordinary Course Customer Agreements” means any Contracts entered in the ordinary course of business pursuant to which the Company or any of its Subsidiaries non-exclusively licenses or otherwise provides on a non-exclusive basis any Company Products to any of its customers.

“Outbound Intellectual Property Contracts” means any Contracts pursuant to which the Company or any of its Subsidiaries grants to any Person (other than the Company or its Subsidiaries) any right, license, or covenant not to sue with respect to any Intellectual Property Rights or Technology, including all modifications, amendments and supplements thereto and waivers thereunder.

“Owned Intellectual Property Rights” means any and all Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.

“Owned Technology” means any and all Technology owned or purported to be owned by the Company or any of its Subsidiaries, including, without limitation, the Technology that the Company purports to own as set forth in its securities filings, on its website, and in other public statements.

“Parent Balance Sheet” means the consolidated balance sheet of Parent as of October 31, 2015 and the footnotes thereto set forth in Parent’s annual report on Form 10-K for the fiscal year ended October 31, 2015.

“Parent Balance Sheet Date” means October 31, 2015.

“Parent Disclosure Letter” means the disclosure letter delivered by Parent to the Company in connection with, and upon the execution of, this Agreement.

“Parent Material Adverse Effect” means any effect, change, condition, fact, development, occurrence or event (whether or not foreseeable as of the date of this Agreement) that, individually or in the aggregate with all other effects, changes, conditions, facts, developments, occurrences or events, has had or would reasonably be expected to have a material adverse effect on the business, assets results of operations or condition (financial or otherwise) of Parent and its Subsidiaries, taken as a whole, excluding any effect, change, condition, fact, development, occurrence or event resulting from or arising out of: (A) general economic or political conditions in the United States or any foreign jurisdiction or in securities, credit or financial markets, including changes in interest rates and changes in exchange rates, except to the extent any such effect, change, condition, fact, development, occurrence or event has a materially disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent and its Subsidiaries operate, (B) changes or conditions generally affecting the industries, markets or geographical areas in which Parent or any of its Subsidiaries operates, except to the extent any such effect, change, condition, fact, development, occurrence or event has a materially disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent and its Subsidiaries operate, (C) outbreak or escalation of hostilities, acts of war (whether or not declared), terrorism or sabotage, except to the extent any such effect, change, condition, fact, development, occurrence or event has a materially disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent and its Subsidiaries operate, (D) any natural disasters (including hurricanes, tornadoes, floods or earthquakes) except to the extent that any such effect, change, condition, fact, development, occurrence or event has a materially disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries and geographies in which Parent and its Subsidiaries operate, (E) any failure by Parent or its Subsidiaries to meet any internal or published (including analyst) projections, forecasts or predictions in respect of financial or operating performance for any period ending after January 31, 2016 (it being understood that this clause (E) shall not prevent a Party from asserting that any effect, change, condition, fact, development, occurrence or event that may have contributed to such failure may be taken into account in determining whether there has been a Parent Material Adverse Effect if not otherwise excluded), (F) changes in GAAP or the authoritative interpretation thereof or changes in any Law applicable to the operation of the business of Parent or any of its Subsidiaries, except to the extent any such effect, change, condition, fact, development, occurrence or event has a materially disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent and its Subsidiaries operate, (G) the taking of any specific action expressly required by, or the failure to take any specific action expressly prohibited by this Agreement, including any action expressly prohibited by Section 7.1 or the taking of any action or refraining from taking any action at the Company’s written request,

(H) any change in the market price or trading volume of Parent’s securities (it being understood that this clause (H) shall not prevent a Party from asserting that any effect, change, condition, fact, development, occurrence or event that may have contributed to such failure may be taken into account in determining whether there has been a Parent Material Adverse Effect if not otherwise excluded), (I) the execution and delivery of this Agreement or the public announcement or pendency of this Agreement, the Offer or the Merger (including any resulting loss or departure of officers or other employees of Parent or any of its Subsidiaries, or the termination or reduction (or potential reduction) or any other resulting negative development in Parent’s or any of its Subsidiaries’ relationships with any of its customers, suppliers, distributors or other business partners, solely to the extent attributable to the execution and delivery of this Agreement or the public announcement or pendency of this Agreement, the Offer or the Merger) (provided that this clause (I) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement) and (J) any proceeding brought or threatened by stockholders of either Parent or the Company (whether on behalf of the Company, Parent or otherwise) asserting allegations of breach of fiduciary duty relating to this Agreement or violations of securities Laws solely in connection with the Offer or the Merger (but excluding any damages award in any such Proceeding).

“Parent Stock” means the common stock, par value $0.001 per share, of Parent.

“Parent Stock Price” means the average of the volume weighted average price per share of Parent Stock on Nasdaq (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on each of the ten (10) consecutive trading days ending with the complete trading day immediately prior to the Closing Date.

“Parent Stock Issuance” means the issuance of shares of Parent Stock as part of the consideration payable to the stockholders of the Company in connection with the Offer and the Merger.

“Permitted Liens” means (i) Liens for Taxes not yet due and payable for which adequate reserves (as determined in accordance with GAAP) have been established on the Company Balance Sheet, (ii) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens or other encumbrances arising in the ordinary course of business with respect to amounts not yet overdue or the validity of which is being contested in good faith by appropriate proceedings or that are otherwise not material, (iii) Liens reflected in the Company Balance Sheet or Parent Balance Sheet, as applicable, (iv) with respect to any real property, Liens that do not materially impair the value or use of such real property or are being contested in the ordinary course of business in good faith, (v) Liens imposed or promulgated by operation of applicable Law with respect to real property and improvements, including zoning regulations, permits, licenses, utility easements, rights of way and similar Liens imposed or promulgated by any Governmental Authority, and (vi) with respect to the real property, title defects or irregularities that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted or are being contested in the ordinary course of business in good faith and (vii) solely with respect to Sections 4.14(c), 4.15(a), and 4.17(a) of this Agreement, grants of non-exclusive licenses or other non-exclusive rights with respect to Intellectual Property Rights or Technology that do not, in each case, otherwise contain or constitute a mortgage, lien, pledge, charge, security interest, encumbrance, or limitation on transfer.

“Person” means an individual, group (within the meaning of Section 13(d)(3) of the 1934 Act), corporation, partnership, limited liability company, association, company, joint venture, estate, trust, association, or other entity or organization of any kind or nature, including a Governmental Authority.

“Personal Information” means any information that identifies or that, in combination with other information, can be used to identify a natural person, including such information of employees, contractors and customers of the Company or its Subsidiaries, that is protected under Privacy Laws.

“Privacy Laws” means applicable Laws in respect of, or standards imposed by self-regulatory organizations that apply to, Processing and includes, without limitation, the Gramm-Leach-Bliley Act, 15 U.S.C. § 6801 et seq., the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §§ 1320d – 1329d-8), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. §§ 3000 et seq.), and their implementing regulations, the Data Protection Directive (95/46/EC) as implemented in each relevant EU member state and the Payment Card Industry Data Security Standard (“PCI-DSS”).

“Proceeding” means any suit, action, claim, proceeding, arbitration, mediation, audit or hearing (in each case, whether civil, criminal or administrative) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority.

“Process” or “Processing” means the collection, use, storage, distribution, transfer, protection, disclosure or disposal of, or other action taken regarding, (i) Personal Information or (ii) ‘personal data’ as that term is understood under any applicable Laws.

“Release” means any release, spill, emission, discharge, leaking, pouring, dumping or emptying, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including soil, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, another Person (other than a natural Person), of which such first Person (i) owns directly or indirectly (a) an aggregate amount of the voting securities, other voting ownership or voting partnership interests to elect or appoint a majority of the board of directors or other governing body or (b) if there are no such voting interests, 50% or more of the equity interests therein or (ii) has the right to appoint 50% or more of the directors or managers.

“Superior Proposal” means a bona fide written Company Acquisition Proposal from any Person (other than Parent and its Subsidiaries or Affiliates) (with all references to “15% or more” in the definition of Company Acquisition Proposal being deemed to reference “50% or more”), which the Company Board has, after consultation with the Company’s outside financial advisors and outside legal counsel, determined in its good faith judgment, (i) is reasonably capable of being consummated, and (ii) would, if consummated, result in a transaction more favorable to its stockholders (in their capacity as such) than the transactions contemplated by this Agreement after taking into account all legal, financial, regulatory and other aspects of such Company Acquisition Proposal (including the existence of financing conditions, the conditionality of any financing commitments and the likelihood and timing of consummation (as compared to the transactions contemplated hereby)) and such other matters that the Company Board deems relevant.

“Tax” means any tax, including gross receipts, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, employment, capital, goods and services, gross income, business, environmental, severance, service, service use, unemployment, social security, national insurance, stamp, custom, escheat, excise or real or personal property, alternative or add-on minimum or estimated taxes, or other like assessment or charge of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto, whether disputed or not.

“Tax Return” means any report, return, document, declaration or other information or statement with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information, and in all cases including any schedule or attachment thereto or amendment thereof.

“Tax Sharing Agreements” means all existing agreements binding a party or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries and any commercially reasonable indemnity, sharing or similar agreements or arrangements where the inclusion of a Tax indemnification or allocation provision is customary or incidental to an agreement the primary nature of which is not Tax sharing or indemnification).

“Taxing Authority” means any Governmental Authority responsible for the imposition of any Tax, assessment or charge (domestic or foreign).

“Technology” means, collectively, any technology, information, or tangible embodiments of any Intellectual Property Rights, in electronic, written or any other form, including without limitation designs, formulae, specifications, research and development information, technical information, design and manufacturing schematics, manufacturing and other processes, procedures, algorithms, data, databases, methods, techniques, ideas, know-how, concepts, inventions, invention disclosures, discoveries, developments, creations, works of authorship, improvements, derivative works, products, hardware, and software and other similar materials (including firmware or software in the form of source code, object code, byte code or other format and any bug fixes, patches, updates, upgrades or modifications thereto).

“Third Party” means any Person other than Parent, the Company or any of their respective Affiliates.

“Treasury Regulations” means the regulations promulgated under the Code.

“Triggering Event” shall be deemed to have occurred if: (i) a Company Adverse Recommendation Change shall have occurred, (ii) the Company or any of its Subsidiaries shall have entered into any Alternative Acquisition Agreement, (iii) any of the following actions by the Company Board or any committee thereof occur: (x) after public announcement of any Company Acquisition Proposal, failing to issue a press release that expressly reaffirms, without qualification, the Company Board Recommendation, within four (4) Business Days following Parent’s written request to do so (which request may not be made more than once with respect to any Company Acquisition Proposal unless such Company Acquisition Proposal is subsequently materially amended or modified, in which case Parent may make one request each time such Company Acquisition Proposal is so subsequently amended or modified) or (y) following the commencement of any Company Acquisition Proposal that is a tender offer or exchange offer relating to the securities of the Company, (A) publicly be neutral or (B) fail to send to its stockholders a statement rejecting and recommending against any such tender offer or exchange offer, within ten (10) Business Days of such commencement of such tender offer or exchange offer.

“Vested Company Stock Option” means a compensatory Company Stock Option that is vested by its terms as of immediately prior to the Effective Time and that is outstanding immediately prior to the Effective Time.

“Willful Breach” means a deliberate act or a deliberate failure to act, which act or failure to act was undertaken with the actual knowledge that such act or failure to act would, or would reasonably be expected to, result in or constitute a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.

Section 1.2 Table of Definitions. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
2009 Stock Plan	Section 3.11(a)
2012 Equity Plan	Section 3.11(a)
2012 ESPP	Section 3.11(f)
Acceptable Confidentiality Agreement	Section 8.2(a)
Acceptance Time	Section 2.4
Agreement	Preamble
Alternative Acquisition Agreement	Section 8.2(a)
Appraisal Shares	Section 3.8
Book-Entry Shares	Section 3.5(c)
Certificate	Section 3.5(c)

Certificate of Merger	Section 3.3
Closing	Section 3.2
COBRA	Section 4.18(d)
Commitment Letter	Section 5.9
Company	Preamble
Company Acquisition Proposal	Section 10.3(b)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Indemnified Party	Section 7.4(a)
Company Material Contract	Section 4.20(a)
Company Plan	Section 4.18(a)
Company Preferred Stock	Section 4.5(a)
Company Real Property	Section 4.14(b)
Company RSU	Section 3.11
Company SEC Documents	Section 4.7(a)
Company Securities	Section 4.5(c)
Company Stock	Recitals
Company Stock Option	Section 3.11
Company Subsidiary Securities	Section 4.6(b)
Company Termination Fee	Section 10.3(a)
Company Transaction Litigation	Section 8.10
Continuation Period	Section 7.6(a)
Continuing Employee	Section 7.6(b)
D&O Insurance	Section 7.4(b)
Debt Letters	Section 5.9
DFS Provisions	Section 11.8
DGCL	Recitals
Effective Time	Section 3.3
End Date	Section 10.1(b)(i)
Equity Award Exchange Ratio	Section 3.11(c)
Exchange Agent	Section 3.9(a)
Exchange Fund	Section 3.9(a)
Exchange Ratio	Section 2.1(a)
Financing	Section 5.9
Financing Parties	Section 8.3(a)
Financing Source Party or Parties	Section 11.8
Foreign Company Plan	Section 4.18(a)
Internal controls	Section 4.7(g)
International Trade Laws	Section 4.24(c)
In-the-Money Unvested Options	Section 3.11(b)
Material Distributors	Section 4.26
Merger	Recitals
Merger Consideration	Section 3.5(b)
Minimum Condition	Section 2.1(a)(i)
Multiemployer Plan	Section 4.18(c)
OFAC	Section 4.24(b)

Offer	Recitals
Offer Consideration	Section 2.1(a)
Offer Documents	Section 2.5(a)(i)
Offer to Purchase	Section 2.1(a)
Out-of-the-Money Unvested Options	Section 3.11(b)
Out-of-the-Money Vested Options	Section 3.11(a)
Owned Real Property	Section 4.14(a)
Parent	Preamble
Parent Preferred Stock	Section 5.5(a)
Parent RSUs	Section 5.5(a)
Parent SEC Documents	Section 5.6(a)
Parent Securities	Section 5.5(b)
Parent Stock Options	Section 5.5(a)
Parent Trading Price	Section 2.2
Party or Parties	Preamble
Per Share Cash Amount	Section 2.1(a)
Per Share Stock Amount	Section 2.1(a)
Premium Cap	Section 7.4(b)
Public Official	Section 4.24(a)
Public Statement	Section 8.4
Purchaser	Preamble
Real Property Leases	Section 4.14(b)
Redacted Fee Letter	Section 5.9
Registration Statement	Section 2.5(b)
Replaced RSU	Section 3.11(b)
Replaced Vested Options	Section 3.11(a)
Replaced Unvested Options	Section 3.11(b)
Representatives	Section 8.6(a)
Schedule 14D-9	Section 2.6
Schedule TO	Section 2.5(a)(i)
Section 262	Section 3.8
Substitute Financing	Section 8.3(a)
Support Agreement	Recitals
Surviving Corporation	Section 3.1(a)
U.S. Company Plan	Section 4.18(a)
Unvested Company Performance-Based RSU	Section 3.11(d)
Unvested Company Time-Based RSU	Section 3.11(c)
Unvested Company Stock Option	Section 3.11(b)

Section 1.3 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such term. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute and to any rules or regulations promulgated thereunder. References to any Contract are to that Contract as amended, modified or supplemented (including by waiver or consent) from time to time in accordance with the terms hereof and thereof. References to “the transactions contemplated by this Agreement” or words with a similar import shall be deemed to include the Offer and the Merger. References to any Person include the successors and permitted assigns of that Person. References herein to “$” or dollars will refer to United States dollars, unless otherwise specified. References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. References to any period of days will be deemed to be to the relevant number of calendar days unless otherwise specified. The phrase “made available” with respect to documents shall be deemed to include any documents filed or furnished with the SEC. References to “consummates” (and with correlative meaning, “consummation” and “consummating”) in respect of the Offer shall have the meaning specified in Section 251(h) of the DGCL. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

ARTICLE II

THE OFFER

Section 2.1 Terms and Conditions of the Offer.

(a) Subject to the terms and conditions of this Agreement and provided that this Agreement shall not have been terminated pursuant to Section 10.1, as promptly as practicable after the date hereof (but in no event more than twenty (20) Business Days thereafter), Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 promulgated under the 1934 Act) the Offer. In the Offer, each share of Company Stock accepted by Purchaser in accordance with the terms and subject to the conditions of the Offer shall be exchanged for the right to receive (x) $6.45 in cash, without interest (as may be increased pursuant to Section 2.1(b), the “Per Share Cash Amount”), and (y) 0.75 (such ratio, as may be adjusted pursuant to Section 3.6 or increased pursuant to Section 2.1(b), the “Exchange Ratio”) of a validly issued, fully paid and non-assessable share of Parent Stock (the “Per Share Stock Amount” and, together with the Per Share Cash Amount, the “Offer Consideration”), subject to the other provisions of this Article II. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that is disseminated to all of the holders of shares of Company Stock pursuant to the 1934 Act and contains the terms and conditions set forth in this Agreement and in Annex A. Each of Parent and Purchaser shall consummate the Offer, subject to the terms and conditions hereof and thereof. The Offer shall be subject only to:

(i) the condition that, prior to the expiration of the Offer, there being validly tendered (and not validly withdrawn) in accordance with the terms of the Offer a number of shares of Company Stock that, together with the shares (if any) of Company Stock then owned by Parent and Purchaser or any of their Subsidiaries (excluding shares of Company Stock tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures), represents at least a majority of all then outstanding shares of Company Stock (the “Minimum Condition”); and

(ii) the other conditions set forth in Annex A.

(b) Purchaser expressly reserves the right to waive or modify any of the conditions to the Offer and to make any change in the terms of, or conditions to, the Offer; provided, however, that notwithstanding the foregoing or anything to the contrary set forth herein, without the prior written consent of the Company in its sole discretion, Purchaser may not (and Parent shall not permit Purchaser to) (i) waive any of the conditions set forth in clauses (a), (b), (c), (d), (e), (f)(iv), (f)(v), (f)(vi), (f)(vii) or (h) of Annex A (provided that Parent shall (and shall cause Purchaser to) waive the conditions set forth in clauses (f)(iv), (f)(v), (f)(vi) and (h) of Annex A upon the written request of the Company), (ii) make any change in the terms of or conditions to the Offer that (A) changes the form or amount of consideration to be paid in the Offer (provided, however that, Purchaser may increase the amount of such consideration (irrespective of form), but in no event shall such increase reduce the Exchange Ratio or the Per Share Cash Amount and provided that such increase is not for the primary purpose of delaying the Acceptance Time), (B) decrease the number of shares of Company Stock sought in the Offer, (C) extend the Offer, other than in a manner required or permitted by the provisions of Section 2.3(b), (D) impose conditions to the Offer other than those set forth in Annex A, or (E) amend or modify any other term of or any condition to the Offer in any manner that is adverse to the holders of shares of Company Stock or (iii) provide for a “subsequent offering period” within the meaning of Rule 14d-11 under the 1934 Act.

Section 2.2 Fractional Shares–the Offer. In lieu of any fractional shares of Parent Stock that otherwise would be issuable pursuant to the Offer, each holder of Company Stock who would otherwise be entitled to such fractional shares (after aggregating all shares of Company Stock validly tendered (and not validly withdrawn) in the Offer by such holder) shall be entitled to an amount in cash, without interest, rounded to the nearest cent, equal to the product of (A) the amount of the fractional share interest in a share of Parent Stock to which such holder would, but for this Section 2.2, be entitled pursuant to the Offer and (B) an amount equal to the average of the volume weighted average price per share of Parent Stock on Nasdaq (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on each of the ten (10) consecutive trading days ending with the complete trading day immediately prior to the Acceptance Time (the “Parent Trading Price”).

Section 2.3 Expiration and Extension of the Offer.

(a) Unless the Offer is extended pursuant to and in accordance with Section 2.3(b), the Offer shall expire at midnight, Eastern Time, on the date that is twenty (20) Business Days (for this purpose calculated in accordance with Section 14d-1(g)(3) promulgated under the 1934 Act) after the date that the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the 1934 Act) (which twenty (20) Business Days, for the avoidance of doubt, shall include the date on which the Offer is first commenced). In the event that the Offer is extended pursuant to and in accordance with this Agreement, then the Offer shall expire on the date and at the time to which the Offer has been so extended.

(b) Notwithstanding the provisions of Section 2.3(a) or anything to the contrary set forth in this Agreement:

(i) Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for any period required by any Law, or any rule, regulation, interpretation or position of the SEC or its staff or the NYSE, in any such case, which is applicable to the Offer or the Merger; and

(ii) if as of any then scheduled expiration of the Offer, in the event that any of the conditions to the Offer (including the Minimum Condition) have not been satisfied or waived in accordance with Section 2.1(b) as of any then scheduled expiration of the Offer, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for successive extension periods of up to ten (10) Business Days each in order to further seek the satisfaction of the conditions to the Offer (including the Minimum Condition);

provided, however, in each case that (1) any such extension shall not be deemed to impair, limit, or otherwise restrict in any manner the right of the Parties to terminate this Agreement pursuant to the terms of Section 10.1 and (2) Purchaser shall not be permitted or required (and Parent shall not be permitted or required to cause Purchaser) to extend the Offer beyond the End Date other than (A) any such extension requested by the Company, to the extent Parent or Purchaser would be prohibited from terminating this Agreement pursuant to Section 10.1(b)(i) or (B) any such extension effected by Parent or Purchaser, to the extent the Company would be prohibited from terminating this Agreement pursuant to Section 10.1(b)(i).

(c) Neither Parent nor Purchaser shall terminate or withdraw the Offer prior to the then scheduled expiration of the Offer unless this Agreement is validly terminated in accordance with Section 10.1, in which case Purchaser shall (and Parent shall cause Purchaser to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one (1) Business Day) after such termination of this Agreement. If the Offer is terminated or withdrawn by Purchaser, or this Agreement is terminated in accordance with Section 10.1, prior to the acceptance for payment of shares of Company Stock tendered in the Offer, Purchaser shall, and Parent shall cause Purchaser to, promptly return, and shall cause any depository acting on behalf of Purchaser to return, all tendered shares of Company Stock to the registered holders thereof.

Section 2.4 Payment for Company Stock. On the terms of and subject to the conditions set forth in this Agreement and the Offer, Purchaser shall (and Parent shall cause Purchaser to) irrevocably accept for purchase and payment all shares of Company Stock that are validly tendered (and not validly withdrawn) in the Offer promptly after the expiration of the Offer (as it may be extended in accordance with Section 2.3(b)) and promptly thereafter pay for such shares. The time at which Purchaser first irrevocably accepts for purchase and payment the shares of Company Stock tendered in the Offer is referred to as the “Acceptance Time”. Without limiting the generality of the foregoing, Parent shall provide or cause to be provided to Purchaser on a timely basis the funds and shares of Parent Stock necessary to pay for any shares of Company Stock that Purchaser becomes obligated to purchase pursuant to the Offer; provided, however, that without the prior written consent of the Company, Purchaser shall not accept for payment, or pay for, any shares of Company Stock if, as a result, Purchaser would acquire less than the number of shares of Company Stock necessary to satisfy the Minimum Condition. The Offer Consideration shall be paid net to the holder of each share of Company Stock validly tendered (and not validly withdrawn) in the Offer subject to reduction for any applicable withholding Taxes payable in respect thereof. The Company shall use its reasonable best efforts to register (and shall instruct its transfer agent to register) the transfer of shares of Company Stock irrevocably accepted for purchase and payment effective immediately after the Acceptance Time.

Section 2.5 Schedule TO; Offer Documents; Registration Statement.

(a) As soon as practicable on the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the 1934 Act), Parent and Purchaser shall:

(i) file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule TO”) with respect to the Offer, which Schedule TO shall contain as an exhibit the Offer to Purchase and forms of the letter of transmittal and summary advertisement, if any, and other customary ancillary documents, in each case, in respect of the Offer (together with all amendments and supplements thereto, the “Offer Documents”);

(ii) deliver a copy of the Schedule TO, including all exhibits thereto, to the Company at its principal executive offices in accordance with Rule 14d-3(a) promulgated under the 1934 Act;

(iii) give telephonic notice of the information required by Rule 14d-3 promulgated under the 1934 Act, and mail by means of first class mail a copy of the Schedule TO, to the NYSE in accordance with Rule 14d-3(a) promulgated under the 1934 Act; and

(iv) subject to the Company’s compliance with Section 2.7(b), cause the Offer Documents and the Registration Statement to be disseminated to all holders of shares of Company Stock as and to the extent required by applicable Law.

(b) Concurrently with the filing of the Offer Documents, Parent shall file with the SEC a registration statement on Form S-4 to register under the 1933 Act, the offer and sale of Parent Common Stock pursuant to the Offer and the Merger (together with all amendments thereto, the “Registration Statement”). The Registration Statement will include a preliminary prospectus containing the information required under Rule 14d-4(b) promulgated under the 1934 Act. Each of Purchaser and Parent shall use its reasonable best efforts to (A) have the

Registration Statement declared effective under the 1933 Act as promptly as practicable after such filing and (B) if the Registration Statement is declared effective by the SEC, keep the Registration Statement effective for so long as necessary to complete the Merger. Parent and Purchaser shall cause the Offer Documents and the Registration Statement to comply as to form in all material respects with requirements of applicable Law. The Company shall furnish all information concerning the Company and its Affiliates to Parent and Purchaser as may be reasonably requested by Parent to be included in the Offer Documents and the Registration Statement so as to enable Parent and Purchaser to comply with their obligations under this Section 2.5(b). Parent, Purchaser and the Company shall cooperate in good faith to determine the information regarding the Company that is necessary to include in the Offer Documents and the Registration Statement in order to satisfy applicable Laws. Each of Parent, Purchaser and the Company shall promptly correct any information provided by it or any of its respective Representatives for use in the Offer Documents or the Registration Statement if and to the extent that such information shall have become false or misleading in any material respect, and Parent and Purchaser shall take all steps necessary to cause the Offer Documents and the Registration Statement, as so corrected in respect thereof, to be filed with the SEC and to be disseminated to the holders of shares of Company Stock, in each case as and to the extent required by applicable Laws, the SEC or its staff or any applicable stock exchange. Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to review and comment on the Offer Documents and the Registration Statement prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable and good faith consideration to any comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable). Parent and Purchaser shall provide to the Company and its counsel copies of all written comments or other material communications and a description of any oral comments that Parent, Purchaser or their counsel receives from the SEC or its staff with respect to the Offer Documents and the Registration Statement promptly after such receipt, and Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response or amendment to the Registration Statement or Offer Documents, to which Parent and Purchaser shall give reasonable and good faith consideration to any comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable)) and to participate in any discussions with the SEC or its staff regarding any such comments. Purchaser and Parent shall promptly respond to any comments of the SEC or its staff regarding the Offer Documents or the Registration Statement. Parent shall notify the Company promptly of the time when the Registration Statement has become effective or any supplement or amendment to the Registration Statement has become effective and of the issuance of any stop order or suspension of the qualification of the shares of Parent Stock issuable in connection with the Offer and the Merger for offering or sale in any jurisdiction. Parent shall also take any other action required to be taken under the 1933 Act, the 1934 Act, any applicable foreign or state securities or blue sky Laws and the rules and regulations thereunder in connection with the issuance of the shares of Parent Stock in the Offer and the Merger.

Section 2.6 Schedule 14D-9. The Company shall (i) file with the SEC promptly following the filing by Parent and Purchaser of the Schedule TO, a Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Offer, which shall contain and constitute notice to holders of shares of Company Stock informing such holders of their rights of appraisal in respect of such shares of Company Stock in accordance with Section 262 of the DGCL (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule 14D-9”) and (ii) cause the Schedule 14D-9 to be mailed to the holders of shares of Company Stock promptly after commencement of the Offer. The Company shall cause the Schedule 14D-9 to comply as to form in all material respects with requirements of applicable Law. Each of Parent and Purchaser shall promptly furnish all information concerning Parent and Purchaser and their Affiliates, respectively, as may be reasonably requested by the Company to be included in the Schedule 14D-9 so as to enable the Company to comply with its obligations under this Section 2.6. Parent, Purchaser and the Company shall cooperate in good faith to determine the information regarding Parent and Purchaser that is necessary to include in the Schedule 14D-9 in order to satisfy applicable Laws. Each of the Company, Parent and Purchaser shall promptly correct any information provided by it or any of its respective directors, officers, employees, affiliates, agents or other representatives for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to cause the Schedule 14D-9, as so corrected in respect thereof, to be filed with the SEC and disseminated to the holders of shares of Company Stock, in each case as and to the extent required by applicable Laws, the SEC or its staff or applicable stock exchange. Unless the Company Board has effected a Company Adverse Recommendation Change, the Company shall provide Parent, Purchaser and their counsel a reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Purchaser and their counsel (it being understood that Parent, Purchaser and their counsel shall provide any comments thereon as soon as reasonably practicable). The Company shall provide to Parent, Purchaser and their counsel copies of any written comments or other material communications and a description of any oral comments that the Company or its counsel receives from the SEC or its staff with respect to the Schedule 14D-9 promptly after such receipt, and unless the Company Board has effected a Company Adverse Recommendation Change, the Company shall provide Parent, Purchaser and their counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which the Company shall give reasonable and good faith consideration to any comments made by Parent, Purchaser and their counsel (it being understood that Parent, Purchaser and their counsel shall provide any comments thereon as soon as reasonably practicable)) and to participate in any discussions with the SEC or its staff regarding any such comments. The Company shall promptly respond to any comments of the SEC or its staff with respect to the Schedule 14D-9. Unless the Company Board has effected a Company Adverse Recommendation Change to the extent permitted by Section 8.2, the Company shall include the Company Board Recommendation in the Schedule 14D-9, the Schedule 14D-9 shall include the fairness opinion of the Company’s financial advisor referenced in Section 4.22 (if such opinion has not been withdrawn) and the notice and other information required by Section 262(d) of the DGCL.

Section 2.7 Company Actions.

(a) The Company hereby approves and consents to the Offer and represents and warrants to Parent and Purchaser that, at a meeting duly called and held prior to the date hereof, the Company Board has unanimously, upon the terms and subject to the conditions set forth herein, (i) determined that the terms of the transactions contemplated by this Agreement, including the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders to enter into, and declared advisable, this Agreement, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the transactions contemplated by this Agreement, including the Offer and the Merger, upon the terms, and subject to the conditions, contained herein and (iv) resolved to make the Company Board Recommendation. The Company hereby consents to the inclusion of the foregoing determinations and approvals and the Company Board Recommendation in the Offer Documents and the Registration Statement, unless the Company Board has effected a Company Adverse Recommendation Change in compliance with the terms of Section 8.2.

(b) In connection with the Offer and the Merger, the Company shall, or shall cause its transfer agent to, promptly furnish Parent and Purchaser with such assistance and such information as Parent or its agents may reasonably request in order to disseminate and otherwise communicate the Offer and the Merger to the record and beneficial holders of shares of Company Stock, including a list, as of the most recent practicable date, of the stockholders of the Company, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial holders of shares of Company Stock, and lists of security positions of shares of Company Stock held in stock depositories (including lists of stockholders, mailing labels, listings or files of securities positions), and shall promptly furnish Parent and Purchaser with such additional information and assistance (including updated lists of the record and beneficial holders of shares of Company Stock, mailing labels and lists of security positions) as Parent and Purchaser or their agents may reasonably request in order to communicate the Offer and the Merger to the holders of shares of Company Stock. Subject to applicable Laws, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Merger, Parent and Purchaser (and their respective agents) shall (i) hold in confidence the information contained in any such lists of stockholders, mailing labels and listings or files of securities positions, (ii) use such information only in connection with the Offer and the Merger and (iii) if this Agreement shall be terminated pursuant to Section 10.1, promptly return to the Company or destroy (and shall use their respective reasonable efforts to cause their agents to deliver or destroy) any and all copies and summaries of, and any extracts from, such information then in their possession or control.

ARTICLE III

THE MERGER; EFFECT ON THE CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 3.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser shall be merged with and into the Company, whereupon the separate existence of Purchaser will cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation shall become a wholly owned Subsidiary of Parent.

(b) The Merger shall be governed by Section 251(h) of the DGCL. The parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL.

Section 3.2 Closing. Subject to the provisions of this Agreement, the closing of the Merger (the “Closing”) shall take place at the offices of Paul Hastings LLP, 1117 California Avenue, Palo Alto, California 94304, promptly following the Acceptance Time, and in any case no later than the second (2nd) Business Day following the satisfaction or, to the extent permitted hereunder, waiver of the conditions set forth in Article IX (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the Party entitled to waive such conditions), unless another date, time or place is agreed to in writing by Parent and the Company.

Section 3.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the “Certificate of Merger”), executed and acknowledged in accordance with the relevant provisions of the DGCL. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

Section 3.4 Surviving Corporation Matters.

(a) At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, but as amended as set forth on Exhibit A hereto, shall be the certificate of incorporation of the Surviving Corporation until further amended in accordance with applicable Law.

(b) At the Effective Time, the bylaws of the Surviving Corporation shall be amended so as to read in their entirety as the by-laws of Purchaser as in effect immediately prior to the Effective Time, except the references to Purchaser’s name shall be replaced by references to “Ruckus Wireless, Inc.” until further amended in accordance with the provisions thereof and applicable Law.

(c) From and after the Effective Time, until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal: (i) the directors of Purchaser immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Purchaser immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

Section 3.5 Effect of the Merger on Capital Stock of the Company and Purchaser. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any securities of the Company or Purchaser:

(a) All shares of Company Stock that are owned, directly or indirectly, by Parent, the Company (including shares held as treasury stock or otherwise) or Purchaser immediately prior to the Effective Time shall be automatically cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(b) Each share of Company Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares to be cancelled in accordance with Section 3.5(a), and (ii) subject to the provisions of Section 3.8) shall at the Effective Time be converted into the right to receive the Offer Consideration (the “Merger Consideration”), subject to the provisions of this Article III.

(c) As of the Effective Time, all shares of Company Stock converted into the Merger Consideration pursuant to this Section 3.5 shall automatically be cancelled and shall cease to exist, and each holder of (1) a certificate that immediately prior to the Effective Time represented any such shares of Company Stock (a “Certificate”) or (2) shares of Company Stock held in book-entry form (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except (subject to Section 3.8) (A) the right to receive the Merger Consideration and (B) the right to receive any other amounts expressly provided herein, in each case, without interest, subject to compliance with the procedures set forth in Section 3.9.

(d) Each share of capital stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

Section 3.6 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the earlier of (i) the Effective Time or (ii) any termination of this Agreement in accordance with Section 10.1, the outstanding shares of Parent Stock or Company Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend thereon shall be declared with a record date within said period, then the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide Parent and the holders of Company Stock (including Company Stock Options exercisable for Company Stock) the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 3.6 shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 3.7 Fractional Shares. No certificates or scrip representing fractional shares of Parent Stock shall be issued upon the conversion of Company Stock pursuant to Section 3.5, and such fractional share interests shall not entitle the owner thereof to any Parent Stock or to vote or to any other rights of a holder of Parent Stock. All fractional shares to which a single record holder of Company Stock would be otherwise entitled to receive shall be aggregated and calculations shall be rounded to three (3) decimal places. In lieu of any such fractional shares, each holder of Company Stock who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded to the nearest cent, equal to the product of (A) the amount of the fractional share interest in a share of Parent Stock to which such holder would, but for this Section 3.7, be entitled under Section 3.5(b) and (B) the Parent Trading Price.

As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Stock in lieu of any fractional share interests in Parent Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of Company Stock entitled to receive such cash.

Section 3.8 Appraisal Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who has not tendered such shares in the Offer and is entitled to demand and properly demands appraisal of such shares (“Appraisal Shares”) pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into the Merger Consideration as provided in Section 3.5, but rather the holders of Appraisal Shares shall be entitled to payment by the Surviving Corporation of the “fair value” of such Appraisal Shares in accordance with Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the Merger Consideration as provided in Section 3.5. The Company shall provide prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Stock, withdrawals of such demands and any other instruments served pursuant to Section 262 received by the Company. Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Section 3.9 Exchange of Company Stock.

(a) Prior to the Effective Time, Parent shall enter into a customary exchange agreement with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), and shall deposit with the Exchange Agent for the benefit of the holders of shares of Company Stock, for exchange in accordance with this Article III, through the Exchange Agent, subject to Section 3.9(b)(ii), book-entry shares (or certificates if requested) representing the full number of whole shares of Parent Stock issuable pursuant to Section 3.5 in exchange for outstanding shares of Company Stock. At or immediately following the Effective Time on the Closing Date, Parent shall provide or shall cause to be provided to the Exchange Agent cash in an aggregate amount necessary to pay the cash portion of the Merger Consideration, and Parent shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Stock pursuant to Section 3.9(c) which had not theretofore been surrendered for exchange or been exchanged pursuant to Section 3.9(b)(ii) (such shares of Parent Stock and cash provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”). For the purposes of such deposit, Parent shall assume that there will not be any fractional shares of Parent Stock. Parent shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 3.7. The Exchange Agent shall deliver the Merger Consideration to be issued pursuant to Section 3.5 out of the Exchange Fund. Except as provided in Section 3.9(h), the Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures.

(i) Certificates. Parent shall instruct the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time and in any event not later than the fifth Business Day following the Closing Date, to each holder of record of a Certificate whose shares of Company Stock were converted into the Merger Consideration pursuant to Section 3.5, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in customary form) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange thereof as promptly as practicable, (A) cash in an amount equal to the Per Share Cash Amount multiplied by the number of shares of Company Stock previously represented by such Certificate, (B) the number of shares of Parent Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificate pursuant to Section 3.5(b) (after taking into account all other Certificates surrendered by such holder pursuant to this Section 3.9(b)(i)), (C) any dividends or other distributions payable pursuant to Section 3.9(c)(i) and (D) cash in lieu of fractional shares of Parent Stock payable pursuant to Section 3.7, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Stock that is not registered in the transfer records of the Company, payment may be made and shares may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other similar Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article III. In lieu thereof, each holder of record of one or more Book-Entry Shares whose shares of Company Stock were converted into the Merger Consideration pursuant to Section 3.5 shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time, (A) cash in an amount equal to the Per Share Cash Amount multiplied by the number of shares of Company Stock previously represented by such Book-Entry Shares, (B) the number of shares of Parent Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Book-Entry Shares pursuant to Section 3.5(b) (after taking into account all other Book-Entry Shares converted by such holder pursuant to this Section 3.9(b)(ii)), (C) any dividends or distributions payable pursuant to Section 3.9(c)(ii) and (D) cash in lieu of any fractional shares payable pursuant to Section 3.7, and the Book-Entry Shares of such holder shall forthwith be cancelled. No interest shall be paid or accrue on any cash payable upon conversion of any Book-Entry Shares.

(c) Distributions with Respect to Unexchanged Shares.

(i) Certificates. No dividends or other distributions with respect to Parent Stock with a record date after the Effective Time shall be paid to the holder of any Certificate formerly representing Company Stock, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 3.7, until the surrender of such Certificate in accordance with this Article III. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the shares of Parent Stock issued in exchange therefor, without interest, (A) at the time of delivery of such Parent Stock by the Exchange Agent pursuant to Section 3.9(b)(i), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Stock and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such delivery of such Parent Stock by the Exchange Agent pursuant to Section 3.9(b)(i), and a payment date subsequent to such delivery of such Parent Stock by the Exchange Agent pursuant to Section 3.9(b)(i), payable with respect to such shares of Parent Stock.

(ii) Book-Entry Shares. Subject to applicable Law, there shall be paid to the holder of the shares of Parent Stock issued in exchange for Book-Entry Shares in accordance with this Article III, without interest, (A) at the time of delivery of such Parent Stock by the Exchange Agent pursuant to Section 3.9(b)(ii), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Stock and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such delivery by the Exchange Agent pursuant to Section 3.9(b)(ii), and a payment date subsequent to the time of such delivery by the Exchange Agent pursuant to Section 3.9(b)(ii), payable with respect to such shares of Parent Stock.

(d) The Merger Consideration issued and paid in accordance with the terms of this Article III upon the surrender of the Certificates (or, immediately, in the case of the Book-Entry Shares) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Stock (other than the right to receive dividends or other distributions, if any, in accordance with Section 3.9(c)). After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article III.

(e) Any portion of the Exchange Fund that remains undistributed to the former holders of Company Stock for one year after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any former holder of Company Stock who has not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for payment of its claim for the Merger Consideration and any dividends or distributions with respect to Parent Stock as contemplated by Section 3.9(c).

(f) None of Parent, Purchaser, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration remaining unclaimed by former holders of Company Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in reasonable and customary amount as Parent or the Exchange Agent may direct, as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and any unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to Section 3.9(c) had such lost, stolen or destroyed Certificate been surrendered as provided in this Article III.

(h) The Exchange Agent shall invest the cash included in the Exchange Fund as directed by Parent; provided, however, that no such investment income or gain or loss thereon shall affect the amounts payable to holders of Company Stock. Any interest, gains and other income resulting from such investments shall be the sole and exclusive property of Parent payable to Parent upon its request, and no part of such interest, gains and other income shall accrue to the benefit of holders of Company Stock; provided, further, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Company Stock pursuant to this Article III. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(i) Parent, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any former holder of Company Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. Any amount deducted or withheld pursuant to this Section 3.9(i) and paid over to the relevant Taxing Authority shall be treated as having been paid to the holder of Company Stock in respect of which such deduction or withholding was made. Parent shall pay, or shall cause to be paid, all amounts so deducted or withheld to the appropriate Taxing Authority within the period required under applicable Law.

Section 3.10 Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall determine that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Purchaser acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

Section 3.11 Company Stock Options and Other Stock-Based Awards. Except as expressly provided in this Section 3.11, Parent shall not assume or substitute any compensatory option to purchase shares of Company Stock (a “Company Stock Option”), any compensatory restricted stock unit with respect to shares of Company Stock (a “Company RSU”) or any other outstanding equity award.

(a) Vested Company Stock Options. At the Effective Time, by virtue of the Merger and action by the Company Board, without any action on the part of any holder of any Company Stock Option and pursuant to the terms of the Company’s Amended and Restated 2012 Equity Incentive Plan (the “2012 Equity Plan”), each Vested Company Stock Option (other than Out-of-the-Money Vested Options) shall be canceled, and the holder of such Vested Company Stock Option shall be entitled to receive as soon as practicable following the Closing Date, but in no event later than 15 days after the Closing Date, in full satisfaction of the rights of such holder with respect thereto: an amount in cash, paid in United States Dollars, equal to the product of (i) the excess (if any) of (A) the Equity Award Cash Consideration, less (B) the exercise price per share of Company Stock subject to such Vested Company Stock Option, multiplied by (ii) the number of shares of Company Stock subject to such Vested Company Stock Option. Notwithstanding the foregoing, each Vested Company Stock Option for which (B) is equal to or greater than (A) pursuant to the immediately preceding sentence (“Out-of-the-Money Vested Options”) shall, at the Effective Time, by virtue of the Merger and action by the Company Board, without any action on the part of any holder of any Company Stock Option and pursuant to the terms of the 2012 Equity Plan, be canceled, and the holder of such Out-of-the-Money Vested Options shall be entitled to receive a replacement award of options (“Replaced Vested Options”) pursuant to the terms and conditions of a Parent equity plan with terms and conditions substantially similar to Parent’s 2009 Stock Plan (the “2009 Stock Plan”) and applicable grant agreement, in full satisfaction of the rights of such holder with respect thereto. The exercise price and number of shares of Parent Stock covered by such Replaced Vested Options shall be determined in accordance with the following: (A) such Replaced Vested Options will be exercisable for that number of whole shares of Parent Stock equal to the product of the number of shares of Company Stock that were issuable on exercise of such Out-of-the-Money Vested Options immediately prior to the Effective Time multiplied by the Option Exchange Ratio, rounded down to the nearest whole number of shares of Parent Stock and (B) the per share exercise price for the shares of Parent Stock issuable upon exercise of such Replaced Vested Option shall be equal to the quotient obtained by dividing the exercise price per share of Company Stock at which the applicable Out-of-the-Money Vested Options were exercisable immediately prior to the Effective Time by the Option Exchange Ratio, rounded up to the nearest whole cent. Notwithstanding the foregoing, to the extent that Parent determines, in its sole discretion, that there are impediments under applicable Laws to issuing Replaced Vested Options, in lieu of the treatment described above, Parent may instead provide the holder of such Out-of-the-Money Vested Option a cash payment in United States Dollars equal to the Black Scholes Option Value for such Out-of-the-Money Vested Option as soon as practicable following the Closing, but in no event later than fifteen (15) days after the Closing Date.

(b) Unvested Company Stock Options. Each Company Stock Option that is not vested by its terms as of immediately prior to the Effective Time (“Unvested Company Stock Option”) with respect to which (A) the Equity Award Cash Consideration, less (B) the exercise price per share of Company Stock subject to such Unvested Company Stock Option that is outstanding immediately prior to the Effective Time is a positive number (the “In-the-Money Unvested Options”) shall be canceled, and the holder of such Unvested Company Stock Option shall be entitled to receive, in full satisfaction of the rights of such holder with respect thereto an award of Parent restricted stock units (“Replaced RSU”) relating to the number of shares of Parent Stock equal to the quotient obtained by dividing the Parent Stock Price into the amount by which (A) the Equity Award Cash Consideration, less (B) the exercise price per share of Company Stock subject to such Unvested Company Stock Option, multiplied by (ii) the number of shares of Company Stock subject to such Unvested Company Stock Option, with any fractional shares otherwise subject to the Replaced RSU being rounded down to the next whole number of shares. Such Replaced RSU will be subject to vesting over the same time period as was applicable under such Unvested Company Stock Option immediately prior to the Effective Time with such remaining vesting term being applied proportionally to the Replaced RSU and will otherwise be subject to the terms and conditions of a Parent equity plan with terms and conditions substantially similar to the 2009 Stock Plan and the applicable grant agreement. Notwithstanding the foregoing, to the extent that Parent determines, in its sole discretion, that there are impediments under applicable Laws to issuing Replaced RSUs, in lieu of the treatment described above, Parent may instead issue, in full satisfaction of the rights of such holder with respect thereto, a contingent right to receive an amount in cash in United States Dollars, equal to the product of (i) the excess of (A) the Equity Award Cash Consideration, less (B) the exercise price per share of Company Stock subject to such Unvested Company Stock Option, multiplied by (ii) the number of shares of Company Stock subject to such Unvested Company Stock Option, subject to the same vesting schedule as applied to such Unvested Company Stock Option and otherwise subject to the terms and conditions of the applicable Parent grant agreement. Notwithstanding the foregoing, each Unvested Company Stock Option for which (A) the Equity Award Cash Consideration, less (B) the exercise price per share of Company Stock subject to such Unvested Company Stock Option that is outstanding immediately prior to the Effective Time is not a positive number (the “Out-of-the-Money Unvested Options”) shall, effective as of the Effective Time, by virtue of the Merger and action by the Company Board, without any action on the part of any holder of any Company Stock Option and pursuant to the terms of the

2012 Equity Plan, be canceled, and the holder of such Out-of-the-Money Unvested Options shall be entitled to receive, in full satisfaction of the rights of such holder with respect thereto, a replacement award of options (“Replaced Unvested Options”) pursuant to the terms and conditions of a Parent equity plan with terms and conditions substantially similar to Parent’s 2009 Stock Plan and applicable grant agreement, in full satisfaction of the rights of such holder with respect thereto. The exercise price and number of shares of Parent Stock covered by such Replaced Unvested Options shall be determined in accordance with the following: (A) such Replaced Unvested Options will be exercisable for that number of whole shares of Parent Stock equal to the product of the number of shares of Company Stock that were issuable on exercise of such Out-of-the-Money Unvested Options immediately prior to the Effective Time multiplied by the Option Exchange Ratio, rounded down to the nearest whole number of shares of Parent Stock and (B) the per share exercise price for the shares of Parent Stock issuable upon exercise of such Replaced Unvested Options shall be equal to the quotient obtained by dividing the exercise price per share of Company Stock at which the applicable Out-of-the-Money Unvested Options were exercisable immediately prior to the Effective Time by the Option Exchange Ratio, rounded up to the nearest whole cent. Any such Replaced Unvested Options will be subject to vesting over the same time period as was applicable under such Unvested Company Stock Option immediately prior to the Effective Time with such remaining vesting term being applied proportionally to the Replaced Unvested Option. Notwithstanding the foregoing, to the extent that Parent determines, in its sole discretion, that there are impediments under applicable Laws to issuing Replaced Unvested Options, in lieu of the treatment described above, Parent may instead issue, in full satisfaction of the rights of such holder with respect thereto, a contingent right to receive an amount in cash in United States Dollars equal to the Black-Scholes Option Value for such Out-of-the-Money Unvested Option, subject to the same vesting schedule as applied to such Out-of-the-Money Unvested Option and otherwise subject to the terms and conditions of the applicable Parent grant agreement.

(c) Unvested Time-Based Company RSUs. Each Company RSU that is subject solely to a time-based vesting condition and is outstanding and unvested immediately prior to the Effective Time and does not vest by its terms at the Effective Time (an “Unvested Company Time-Based RSU”) shall be canceled, and the holder of such Unvested Company Time-Based RSU shall be entitled to receive, in full satisfaction of the rights of such holder with respect thereto, a Parent restricted stock unit with the same vesting terms) as were applicable under such Company RSU immediately prior to the Effective Time and relating to the number of shares of Parent Stock equal to the product of (i) the Equity Award Cash Consideration divided by (y) the Parent Stock Price (the “Equity Award Exchange Ratio”), multiplied by (ii) the number of shares of Company Stock subject to such Unvested Company Time-Based RSU immediately prior to the Effective Time, with any fractional shares rounded down to the nearest whole number of shares. Each Parent restricted stock unit granted pursuant to this Section 3.11(c) will be subject to the terms and conditions of a Parent equity plan with terms and conditions substantially similar to Parent’s 2009 Stock Plan and the applicable grant agreement. Notwithstanding the foregoing, to the extent that Parent determines, in its sole discretion, that there are impediments under applicable Laws to issuing Parent restricted stock units to a holder of Unvested Company Time-Based RSUs, in lieu of the treatment described above, Parent may instead issue, in full satisfaction of the rights of such holder with respect thereto, a contingent right to receive an amount in cash in United States Dollars equal to the Equity Award Cash Consideration multiplied by the number of shares of Company Stock subject to such Unvested

Company Time-Based RSU immediately prior to the Effective Time, subject to the same vesting schedule as applied to the applicable Unvested Company Time-Based RSU and otherwise subject to the terms and conditions of the applicable Parent grant agreement.

(d) Unvested Performance-Based Company RSUs. Each Company RSU that is subject to a performance-based vesting condition and is outstanding and unvested immediately prior to the Effective Time and does not vest by its terms at the Effective Time (an “Unvested Company Performance-Based RSU”) shall be canceled, and the holder of such Unvested Company Performance-Based RSU shall be entitled to receive, in full satisfaction of the rights of such holder with respect thereto, a Parent restricted stock unit with the same vesting time vesting schedule, but without any performance conditions as applied to such Unvested Company Performance-Based RSU immediately prior to the Effective Time and relating to the number of shares of Parent Stock equal to the product of (i) the Equity Award Exchange Ratio multiplied by (ii) the target number of shares of Company Stock subject to such Unvested Company Performance-Based RSU immediately prior to the Effective Time, with any fractional shares rounded down to the nearest whole number of shares. Each Parent restricted stock unit granted pursuant to this Section 3.11(d) will be granted under and subject to the terms and conditions of a Parent equity plan with terms and conditions substantially similar to Parent’s 2009 Stock Plan and the applicable grant agreement. Notwithstanding the foregoing, to the extent that Parent determines, in its sole discretion, that there are impediments under applicable Laws to issuing Parent restricted stock units to a holder of Unvested Company Performance-Based RSUs, Parent may instead issue, in full satisfaction of the rights of such holder with respect thereto, a contingent right to receive an amount in cash in United States Dollars equal to the Equity Award Cash Consideration multiplied by the target number of shares of Company Stock subject to such Unvested Company Performance-Based RSU immediately prior to the Effective Time, subject to the same vesting schedule but without any performance conditions as applied to the applicable Unvested Company Performance-Based RSU immediately prior to the Effective Time and otherwise be subject to the terms and conditions of the applicable Parent grant agreement.

(e) Withholding. The Surviving Corporation and Parent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to Section 3.11 such amounts as are required or permitted to be deducted and withheld with respect to the making of such payment under any state, local or foreign Tax law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the applicable equity award in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

(f) Purchase Rights. There shall be no outstanding Purchase Rights, as that term is defined under the Company’s 2012 Employee Stock Purchase Plan (the “2012 ESPP”), that are outstanding and unexercised immediately prior to the Effective Time.

(g) Parent Actions. Parent shall use its reasonable best efforts to take such actions as are necessary for the conversion of the Unvested Company Stock Options and Unvested Company RSUs pursuant to this Section 3.11, including the reservation, issuance and listing of Parent Stock as is necessary to effectuate the transactions contemplated by this Section 3.11. Parent shall prepare and file with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the 1933 Act, with respect to the shares of Parent Stock subject to Adjusted Stock Awards. With respect to those individuals, if any, who, subsequent to the Effective Time, will be subject to the reporting requirements under Section 16(a) of the 1934 Act, where applicable, Parent shall use its reasonable best efforts to administer any Adjusted Stock Awards in a manner that complies with Rule 16b-3 promulgated under the 1934 Act to the extent such Adjusted Stock Award complied with such rule prior to the Merger.

(h) Company Actions. Prior to the Effective Time, the Company shall use its reasonable best efforts to (i) take such actions with respect to the Company’s equity compensation plans or arrangements as are necessary to give effect to the transactions contemplated by this Section 3.11 and (ii) satisfy all applicable requirements of Rule 16b-3(e) promulgated under the 1934 Act.

(i) Share Reserve Assumption. As of the Effective Date, Parent shall assume such portion of the available Company Stock share reserve under the 2012 Equity Plan as will, when taken together with the aggregate number of shares of Parent Stock to be issued in respect of shares of Company Stock accepted for purchase by Purchaser pursuant to Section 2.1(a) and in connection with the Merger pursuant to Section 3.5 and the aggregate number of shares of Parent Stock underlying Parent equity awards issued in replacement of Company equity awards pursuant to Section 3.11, not to exceed an amount equal to 19.9% of the issued and outstanding shares of Parent Stock immediately prior to the Effective Time, as may be permitted pursuant to Nasdaq Listing Rule 5635. To the extent that treatment of the outstanding equity awards as provided in this Section 3.11 would cause such 19.9% number to be exceeded, then, instead of the default treatment outlined above, equity awards shall instead be treated as if Parent had concluded that there are impediments under applicable Laws to such default treatment (the “Alternative Cash Treatment”) in the following order: (1) Out-of-the-Money Vested Options; (2) Out-of-the-Money Unvested Options; (3) In-the-Money Unvested Options; (4) Unvested Company Time-Based RSUs; and (5) Unvested Company Performance-Based RSUs, with the methodology for determining which equity awards in each such tranche will receive the Alternative Cash Treatment to be determined by Parent.

(j) Ancillary Agreements. To the extent a holder of an equity award described in this Section 3.11 enters into a written agreement with Parent providing for treatment inconsistent with the treatment in this Section 3.11, such other written agreement shall prevail over this Section 3.11 with respect to such holder.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.5, (a) except as disclosed in the Company SEC Documents publicly filed prior to the date of this Agreement; provided, that in no event shall any risk factor disclosure under the heading “Risk Factors” or disclosure set forth in any “forward looking statements” disclaimer or other general statements to the extent they are cautionary, predictive or forward looking in nature that are included in any part of any Company SEC Document be deemed to be an exception to, or, as applicable, disclosure for purposes of, any representations and warranties of the Company contained in this Agreement or (b) except as set forth in the Company Disclosure Letter, the Company represents and warrants to Parent and Purchaser that:

Section 4.1 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has all corporate power and authority to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except where any failure to have such power or authority or to be so qualified would not reasonably be expected, individually or in the aggregate, (i) to have a Company Material Adverse Effect or (ii) to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Offer or the Merger. Prior to the date of this Agreement, the Company has delivered or made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement. The Company is not in violation of, in conflict with, or in default under, its certificate of incorporation or bylaws.

Section 4.2 Corporate Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate power and authority and have been duly authorized by all necessary corporate action on the part of the Company. Assuming the applicability of Section 251(h) of the DGCL to the transactions contemplated by this Agreement, no vote of the holders of shares of Company Stock or other capital stock of the Company is necessary to adopt this Agreement and consummate the Merger under applicable Law or the certificate of incorporation or bylaws of the Company. This Agreement, assuming due authorization, execution and delivery by Parent and Purchaser, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 4.3 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and any non-U.S. Competition Laws, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws, (iv) compliance with any applicable requirements of the NYSE and (v) any actions or filings the absence of which would not reasonably be expected to, individually or in the aggregate, (x) have a Company Material Adverse Effect, or (y) have an effect that would prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Offer or the Merger.

Section 4.4 Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby by the Company do not and will not (i) assuming the authorizations, consents and approvals referred to in clauses (i) through (iv) of Section 4.3 are obtained, (A) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (B) contravene, conflict with or result in a violation or breach of any provision of any Law or Order or (C) require any consent or other action by any Person under, constitute a default or a violation, or an event that, with or without notice or lapse of time or both, would constitute a default or a violation, under or of, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, any provision of any Contract binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (ii) result in the creation or imposition of any Lien, other than any Permitted Lien, on any asset of the Company or any of its Subsidiaries, except, in the case of clauses (i)(B), (i)(C) and (ii), which have not had, and would not reasonably be expected to have, individually or in the aggregate, (x) a Company Material Adverse Effect or (y) an effect that would prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Offer or the Merger.

Section 4.5 Capitalization.

(a) The authorized capital stock of the Company consists of 250,000,000 shares of Company Stock and 10,000,000 shares of preferred stock, par value $0.001 per share, of the Company (“Company Preferred Stock”). As of April 1, 2016, (i) there were issued and outstanding (A) 90,062,345 shares of Company Stock, (B) no shares of Company Preferred Stock, (C) Company Stock Options to purchase an aggregate of 17,631,102 shares of Company Stock, all of which were issued under the 2012 Equity Plan and (D) Company RSUs with respect to an aggregate of 3,937,208 shares of Company Stock, all of which were issued under the 2012 Equity Plan, (E) Company PSUs with respect to an aggregate of 666,500 shares of Company Stock, all of which were issued under the 2012 Equity Plan and (ii) 15,876,970 shares of Company Stock were available for issuance of future awards under the 2012 Equity Plan, 6,786,738 shares of Company Stock were available for issuance of future awards under the 2012 ESPP, and no other shares of Company Stock were available for issuance of future awards under any other Company equity compensation plan or arrangement. Based on the aggregate authorized Contributions by Participants with respect to the current Purchase Period under the 2012 ESPP, the maximum number of shares of Company Stock that can be purchased with respect to the current Purchase Period under the 2012 ESPP, assuming the Company’s Stock price was lower on the commencement of the current Purchase Period than it will be at the end of the current Purchase Period is 310,000 shares of Company Stock (with the terms “Contributions,” “Participants,” and “Purchase Period” having the meanings ascribed to such terms under the 2012 ESPP).

(b) Each outstanding Company Stock Option is listed on Section 4.5 of the Company Disclosure Letter, which sets forth for each such Company Stock Option, (i) its date of grant, (ii) the recipient thereof, (iii) the per-share exercise price, and (iv) the number of shares of Company Stock subject to such Company Stock Option. All Company Stock Options were granted with a per-share strike price at or higher than the fair market value of one (1) share of Company Stock on the date of grant and all Company Stock Options and Company RSUs comply with all applicable Laws and none are subject to Section 409A of the Code or the local equivalent thereof under applicable Laws.

(c) Except (x) as set forth in Section 4.5(a), (y) for any Company Stock Options and Company RSUs that are granted under the 2012 Equity Plan or otherwise after the date of this Agreement in accordance with the terms of this Agreement (all of which will be set forth on an updated Company Disclosure Letter delivered five (5) Business Days prior to the Closing and which otherwise will comply with the last sentence of Section 4.5(a)), and (z) for any shares of Company Stock issued upon the exercise of Company Stock Options or the settlement of Company RSUs, in each case, that were outstanding on April 1, 2016 or subsequently granted under the 2012 Equity Plan or otherwise in accordance with the terms of this Agreement, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or other ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other ownership interests in the Company or (iv) restricted shares, stock appreciation rights, performance units, restricted stock units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of or other ownership interests in the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”).

(d) There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities, and, except for the 2012 ESPP, neither the Company nor any of its Subsidiaries maintains an employee stock purchase plan. Neither the Company nor any of its Subsidiaries is a party to any voting trust, proxy, voting agreement or other similar agreement with respect to the voting of any Company Securities. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any equity compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. No Subsidiary of the Company owns any shares of capital stock of the Company or any Company Securities. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (whether on an as-converted basis or otherwise) (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

Section 4.6 Subsidiaries.

(a) Each Subsidiary of the Company is an entity duly incorporated or otherwise duly organized, validly existing and (where applicable or recognized) in good standing under the laws of its jurisdiction of incorporation or organization, except, in the case of any such Subsidiary, where the failure to be so incorporated, organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material

Adverse Effect. Each Subsidiary of the Company has all corporate, limited liability company or comparable powers and all Governmental Authorizations required to carry on its business as now conducted, except for those powers or Governmental Authorizations the absence of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) All of the outstanding capital stock or other voting securities of or other ownership interests in each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or other ownership interests), in each case other than (x) statutory or other liens for Taxes or assessments which are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP, (y) transfer and other restrictions under applicable federal and state securities Laws and (z) in the case of Subsidiaries that are immaterial to the Company and its Subsidiaries, taken as a whole, immaterial Liens. Section 4.6(b) of the Company Disclosure Letter contains a complete and accurate list of the Subsidiaries of the Company, including, for each of the Subsidiaries, (i) its name and (ii) its jurisdiction of organization. Each Subsidiary is directly or indirectly wholly owned by the Company. There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock or other voting securities of or other ownership interests in or any securities convertible into, or exchangeable for, any shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

Section 4.7 SEC Filings and the Sarbanes-Oxley Act.

(a) The Company has filed with or furnished to the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the 1934 Act) all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished, as the case may be, by the Company since February 1, 2013 (collectively, together with any schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b) As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed prior to the date of this Agreement), each Company SEC Document complied in all material respects with the applicable requirements of the 1933 Act and the 1934 Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder, as the case may be.

(c) As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed prior to the date of this Agreement), each Company SEC Document filed or furnished pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, and as of the date of such supplement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in any material respect.

(e) The Company has heretofore furnished or made available to Parent complete and correct copies of all comment letters received from the SEC or its staff from January 1, 2013 through the date of this Agreement with respect to any of the Company SEC Documents, together with all written responses of the Company thereto, to the extent that such comment letters and written responses are not publicly available on EDGAR. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC or its staff with respect to any of the Company SEC Documents, and, to the knowledge of the Company, none of the Company SEC Documents are subject to ongoing SEC review.

(f) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are reasonably designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared, and such disclosure controls and procedures are reasonably designed to ensure that all such information is communicated in a timely fashion to the Company’s principal executive officer and principal financial officer such that timely decisions may be made regarding the disclosure of such information in the Company’s periodic and current reports required under the 1934 Act. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(g) The Company and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) (“internal controls”). Such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

(h) Neither the Company nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of the Company in violation of Section 402 of the Sarbanes-Oxley Act.

(i) The Company is in compliance, and has complied since February 1, 2013, in each case in all material respects, with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(j) Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct in all material respects.

(k) Since the Company Balance Sheet Date through the date of this Agreement, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act that has not been disclosed in the Company SEC Documents publicly filed or furnished with the SEC following the Company Balance Sheet Date.

Section 4.8 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents (including all related notes and schedules thereto) (a) fairly present in all material respects, in conformity with GAAP (except, in the case of unaudited consolidated interim financial statements, as permitted by the SEC’s Form 10-Q) applied on a consistent basis (except as may be indicated therein or in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements), (b) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (c) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under the SEC’s Form 10-Q).

Section 4.9 Information Supplied. The information relating to the Company and its Subsidiaries to be contained in, or incorporated by reference in, the Offer Documents, the Registration Statement and the Schedule 14D-9 will not, on the date the Offer Documents and the Schedule 14D-9 are first mailed to stockholders or at the time the Registration Statement is declared effective by the SEC or on the date that the Offer is consummated, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Schedule 14D-9 will comply in all material respects as to form with the requirements of the 1934 Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 4.9, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Offer Documents, the Registration Statement or the Schedule 14D-9 that were not supplied by or on behalf of the Company for use therein.

Section 4.10 Absence of Certain Changes.

(a) From the Company Balance Sheet Date through the date of this Agreement, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice in all material respects, and (ii) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of clauses (a), (b), (e), (f), (g), (h), (k), (o), (p), (q) or (t) of Section 6.1.

(b) Since the Company Balance Sheet Date through the date of this Agreement, there has not been any effect, change, condition, fact, development, occurrence or event that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.11 No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries that would be required by GAAP, as in effect on the date hereof, to be reflected on the consolidated balance sheet of the Company (including the notes thereto), other than:

(a) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the Company Balance Sheet or in the notes thereto;

(b) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date;

(c) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby; and

(d) liabilities or obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12 Compliance with Laws and Court Orders; Governmental Authorizations.

(a) Except for matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, (i) a Company Material Adverse Effect or (ii) an effect that would prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Offer or the Merger, the Company and each of its Subsidiaries is and since February 1, 2013 has been in compliance with all applicable Laws and Orders, and to the knowledge of the Company, is not under investigation by any Governmental Authority with respect to any Law or Order. There is no Order of any Governmental Authority outstanding against the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, (x) a Company Material Adverse Effect or (y) an effect that would prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Offer or the Merger, the Company and each of its Subsidiaries has all Governmental Authorizations necessary for the ownership and operation of its business as presently conducted, and each such Governmental Authorization is in full force and effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries is and since February 1, 2013, has been in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses and (ii) since February 1, 2013, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization.

Section 4.13 Litigation. Except as has not had and would not reasonably expected to have, individually or in the aggregate, (x) a Company Material Adverse Effect or (y) an effect that would prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Offer or the Merger, there is no Proceeding or, to the knowledge of the Company, investigation, pending against, or, to the knowledge of the Company, threatened by or against, the Company, any of its Subsidiaries, or to the knowledge of the Company and insofar as any such Proceeding or investigation relates to the Company or any of its Subsidiaries, any present or former officer, director, worker or employee of the Company or any of its Subsidiaries or any other Person for whom the Company or any of its Subsidiaries may be liable before (or, in the case of threatened Proceedings or investigations, that would be before) or by any Governmental Authority.

Section 4.14 Properties.

(a) Section 4.14(a) of the Company Disclosure Letter sets forth a list of the addresses of the material real properties owned by the Company or any of its Subsidiaries as of the date of this Agreement (the “Owned Real Property”) and the legal name of the respective owner(s) of each Owned Real Property.

(b) Section 4.14(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of the material leases, subleases, licenses or other occupancies to which the Company or any of its Subsidiaries is a party as tenant for real property (the “Real Property Leases” and, together with the Owned Real Property, the “Company Real Property”).

(c) The Company or one of its Subsidiaries owns good and marketable fee simple title or valid leasehold title (as applicable) to the Company Real Property and all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, in each case, free and clear of all Liens, except (i) for Permitted Liens, (ii) for the property and assets that have been disposed of or leased since the Company Balance Sheet Date in the ordinary course of business consistent with past practice and (iii) in respects that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Real Property Lease under which the Company or any of its Subsidiaries leases, subleases, licenses or otherwise occupies any real property is valid, binding and in full force and effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Real Property Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Real Property Lease.

Section 4.15 Intellectual Property.

(a) The Company and/or one or more of its Subsidiaries are the sole owners of each item of material Owned Intellectual Property Rights and material Owned Technology, free and clear of any Liens, except for Permitted Liens. As of the date hereof, no item of Owned Intellectual Property Rights or Owned Technology is subject to any outstanding injunction, judgment, order, decree or ruling of which the Company has received written notice, and no Claim of which the Company has received written notice is pending before any court or arbitrator or was threatened in writing that challenges the validity, enforceability, or the Company’s ownership of any item of Owned Intellectual Property Rights or Owned Technology, as applicable, which remains unresolved as of the date hereof. Section 4.15(a) of the Company Disclosure Letter contains a complete and accurate list, as of the date hereof, of (i) all material Owned Intellectual Property Rights that have been registered, issued, or applied for with any Governmental Authority and (ii) all material Marks currently used by the Company or its Subsidiaries for which no registration has been sought. All fees currently due, as of the signing date of this Agreement, for maintaining any Owned Intellectual Property Rights shall have been paid in full to the proper Governmental Authority to the extent necessary to avoid lapse or abandonment of such Owned Intellectual Property Rights.

(b) The material Licensed Intellectual Property Rights and the material Licensed Technology are duly and validly licensed to the Company or its Subsidiaries under the Inbound License Agreements for use in the manner currently used by the Company and its Subsidiaries in the conduct of the business as currently conducted. Each material Inbound Intellectual Property Contract is valid, binding, and in full force and effect. There are no restrictions on the transfer or assignment by the Company or its Subsidiaries of any Inbound Intellectual Property Contract required to be listed on Section 4.15(b) of the Company Disclosure Letter which would cause the Offer or the Merger (or any related transactions) to impair any rights of the Company or any of its Subsidiaries under such Inbound Intellectual Property

Contract. Neither the Company nor any of its Subsidiaries will, as a result of the execution and delivery of this Agreement or the performance of the Company’s and each of its Subsidiaries’ obligations hereunder, lose any material rights to Exploit any Licensed Intellectual Property Rights or Licensed Technology pursuant to any Inbound Intellectual Property Contract. As of the date hereof, neither the Company nor any of its Subsidiaries has received notice, or has any knowledge, that any party to any material Inbound Intellectual Property Contract intends to cancel, terminate or refuse to renew (if renewable) such Inbound Intellectual Property Contract, or to exercise or decline to exercise any option or right thereunder. Section 4.15(b) of the Company Disclosure Letter contains a complete and accurate list of all (i) material Inbound Intellectual Property Contracts, other than (x) licenses for generally available software that is licensed to the Company or a Subsidiary in object code form only and that is not incorporated into or otherwise used in connection with the use of any Company Product, and (y) confidentiality and non-disclosure agreements entered into in the ordinary course of business. For clarity, and without limiting the foregoing sentence, Section 4.15(b) of the Company Disclosure Letter includes a complete and accurate list of all Inbound Intellectual Property Contracts pursuant to which the Company or a Subsidiary is granted a license to material software (other than Open Source Software) that is incorporated into or otherwise used in connection with the use of any Company Product.

(c) Each material Outbound Intellectual Property Contract is valid, binding, and in full force and effect. There are no restrictions on the transfer or assignment by the Company or its Subsidiaries of any Outbound Intellectual Property Contract required to be listed on Section 4.15(c) of the Company Disclosure Letter which would cause the Offer or the Merger (or any related transactions) to impair any rights of the Company or any of its Subsidiaries under such Outbound Intellectual Property Contract. Neither the Company nor any of its Subsidiaries will, as a result of the execution and delivery of this Agreement or the performance of the Company’s and each of its Subsidiaries’ obligations hereunder, lose any material rights to Exploit any Owned Intellectual Property Rights or Owned Technology pursuant to any Outbound Intellectual Property Contract. As of the date hereof, neither the Company nor any of its Subsidiaries has received notice, or has any knowledge (without any obligation of due inquiry), that any party to any material Outbound Intellectual Property Contract intends to cancel, terminate or refuse to renew (if renewable) any such Outbound Intellectual Property Contract, or to exercise or decline to exercise any option or right thereunder. Section 4.15(c) of the Company Disclosure Letter contains a complete and accurate list of all Outbound Intellectual Property Contracts (other than Ordinary Course Customer Agreements) (i) with any industry standards bodies, patent pools or similar organizations of which the Company or any of its Subsidiaries has been a founder, member or promotor of, or a contributor to, and which require the licensing of Intellectual Property Rights or Technology by the Company or any its Subsidiaries, including any obligations to license such Intellectual Property Rights or Technology on a royalty-free, RAND or FRAND basis; (ii) pursuant to which any material source code included in the Owned Technology or included in any other material Technology used in or incorporated in any Company Product is licensed or otherwise made available to any other Person (other than to current or former employees within the scope of their employment or independent contractors acting for the benefit and account of the Company or any of its Subsidiaries, in each case, solely during the time period that they are employed or engaged by the Company or any of its Subsidiaries) or that include any provision for source code escrow; (iii) pursuant to which any rights, licenses, or covenants not to sue are expressly granted with respect to Patents of the

Company or any of its Subsidiaries to any other Person, including any Patent cross-licenses or Patent licenses granted in settlement agreements; (iv) pursuant to which any exclusive rights, licenses, or covenants have been or may be granted by the Company or any of its Subsidiaries, whether by region, Company Product or otherwise; (v) pursuant to which any material covenant not to sue is granted by the Company or any of its Subsidiaries to any other Person; (vi) which would reasonably be likely to materially restrict the operation of the business of the Company or any of its Subsidiaries as currently conducted; and (vii) pursuant to which the Company or any of its Subsidiaries have sold, disposed of otherwise transferred ownership of any material Intellectual Property Rights or Technology that was an Owned Intellectual Property Right or Owned Technology in the three (3) year period prior to the date hereof.

(d) The Company Intellectual Property Rights constitute in all material respects all of the Intellectual Property Rights used in, held for use in, and/or necessary for the conduct of the business of the Company or any of its Subsidiaries as currently conducted (provided that the representation and warranty provided in this first sentence of Section 4.15(d) is to the knowledge of the Company (without any obligation of due inquiry) with respect to Patents of a third party). The Company Technology constitutes in all material respects all of the Technology used in, held for use in, and/or necessary for the conduct of the business of the Company or any of its Subsidiaries as currently conducted. Except for Outbound Intellectual Property Contracts listed on Section 4.15(c) of the Company Disclosure Letter, as of the date hereof, (i) neither the Company nor any of its Subsidiaries has granted any exclusive license of or right to use, or authorized the retention of any exclusive rights to use, any Intellectual Property Right or Technology to any Person that are still in effect, and (ii) in the three (3) year period prior to the date hereof, neither the Company nor any of its Subsidiaries has transferred to any Person ownership (whether exclusive or joint) of any material Intellectual Property Right or material Technology that was an Owned Intellectual Property Right or Owned Technology.

(e) To the knowledge of the Company (without any obligation of due inquiry), as of the date hereof, no Person (including, without limitation, any current or former employee or consultant of the Company or its Subsidiaries) is infringing, misappropriating or otherwise violating any of the material Owned Intellectual Property Rights or material Owned Technology. As of the date hereof, none of the Company or its Subsidiaries has brought any Claim before any Governmental Authority or arbitral tribunal against any Third Party with respect to the infringement, misappropriation or other violation of any of the Owned Intellectual Property Rights or Owned Technology, in each case, which remains unresolved as of the date hereof.

(f) The Company Products (and the Exploitation thereof by the Company and its Subsidiaries) and the operations of the Company and its Subsidiaries have not and do not infringe, misappropriate or otherwise violate any Intellectual Property Rights of a third party (provided that the representation and warranty provided in this first sentence of Section 4.15(f) is to the knowledge of the Company (without any obligation of due inquiry) with respect to Patents of a third party). Section 4.15(f) of the Company Disclosure Letter lists (i) any written Claim or other written complaint, notice or threat of any of the foregoing (including any written notification that a license under any Patent is or may be required) received by the Company or any of its Subsidiaries in the three (3) years prior to the date hereof or, subject to the knowledge of the Company (without any obligation of due inquiry), earlier to the extent it is unresolved as of the date hereof, alleging any infringement, misappropriation or violation of any material Intellectual Property Rights of a third party, and (ii) any written request or demand for indemnification or defense of a material Intellectual Property infringement Claim received by the Company or any of its Subsidiaries in the three (3) years prior to the date hereof or, subject to the knowledge of the Company (without any obligation of due inquiry), earlier to the extent it is unresolved as of the date hereof, from any reseller, distributor, channel partner or end-customer of a Company Product.

(g) Except as set forth in Section 4.15(g)(i) of the Company Disclosure Letter, there are no royalties or other similar payments that are payable by the Company or any of its Subsidiaries as of the date hereof to any third Person (excluding, for the avoidance of doubt, salaries that are payable to employees, and contractor fees that are payable to independent contractors) for the Exploitation of any Intellectual Property Right or Technology of such third Person by the Company or any of its Subsidiaries, excluding any royalties or other payments that are due pursuant to licenses for generally available software that is licensed to the Company or a Subsidiary in object code form only and that is not incorporated into or used in connection with the use of any Company Product. Without limiting the foregoing, Section 4.15(g)(ii) of the Company Disclosure Letter sets forth the cumulative amount due or payable as of the date hereof by the Company or any of its Subsidiaries to its employees and contractors, (i) under any invention reward program, Technology development incentive program, or any other similar program or arrangement, or (ii) under any applicable Laws related to the creation or development of inventions or other Technology (and any and all Intellectual Property Rights thereto).

(h) Each employee, worker, contractor, subcontractor, and consultant of the Company or its Subsidiaries that is involved in the development or creation of material Intellectual Property Rights or Technology by or on behalf of the Company or any of its Subsidiaries or from whom the Company or any of its Subsidiaries have acquired ownership of any material Intellectual Property Rights or Technology have, in each case, executed and delivered a valid, binding and enforceable written agreement expressly assigning to the Company or the applicable Subsidiary all of such employee’s, worker’s, contractor’s, subcontractor’s, or consultant’s right, title and interest in any material Intellectual Property Rights or Technology created by such employee, worker, contractor, subcontractor, or consultant within the scope of his or her employment or engagement or otherwise acquired from such employee, contractor, subcontractor or consultant. In the three (3) years prior to the date hereof or, subject to the knowledge of the Company (without any obligation of due inquiry), earlier to the extent unresolved as of the date hereof, no Person (including, without limitation, any current or former employee or consultant of the Company or its Subsidiaries) has brought any Claim before any Governmental Authority or arbitral tribunal against the Company or any of its Subsidiaries or otherwise regarding the ownership of any Intellectual Property Rights or Technology, or otherwise has asserted in writing or has alleged in writing to own any Owned Intellectual Property Rights or Owned Technology.

(i) The Company takes commercially reasonable actions, consistent with industry standards, to protect the confidentiality and security of its information technology systems and confidential or proprietary data (including, without limitation, any Trade Secrets of the Company or its Subsidiaries). To the knowledge of the Company (without any obligation of due inquiry), except as set forth in Section 4.15(i)(A) of the Company Disclosure Letter, there have been no violations or unauthorized disclosure or use of or unauthorized access to any information technology systems or any confidential or proprietary data (including, without limitation, any Trade Secrets of the Company or its Subsidiaries) and all items disclosed (or required to be disclosed) on Section 4.15(i)(A) of the Company Disclosure Letter occurring within the three (3) years prior to the date hereof have been or will be satisfactorily and finally resolved or mitigated by the End Date with no material adverse effect on the Company or any of its Subsidiaries. Without limiting the foregoing, as of the date hereof, neither the Company nor any of its Subsidiaries have (A) disclosed Trade Secrets or other material confidential or proprietary information of the Company or any of its Subsidiaries to any Person, unless such disclosure was under an appropriate written nondisclosure agreement or to a Person subject to a fiduciary duty to maintain the confidentiality thereof, or (B) except as set forth in Section 4.15(i)(B) of the Company Disclosure Letter, deposited, disclosed or delivered to any Person outside of the Company or its Subsidiaries (for clarity, excluding current or former employees within the scope of their employment or independent contractors acting for the benefit and account of the Company or any of its Subsidiaries, in each case, solely during the time period that they are employed or engaged by the Company or any of its Subsidiaries) any material source code (e.g., human-readable computer programming code) version of or with respect to any Owned Technology or any other material source code with respect to any Company Technology or Company Product. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has been in breach of any obligations of confidentiality that they may have with respect to any Trade Secrets or other material confidential or proprietary information.

(j) Neither the Company nor any of its Subsidiaries has at any time used or otherwise Exploited any Open Source Software in such a way that creates obligations of the Company or any of its Subsidiaries with respect to any Owned Intellectual Property Rights or Owned Technology or grants or purports to grant to any third Person any rights or immunities under or with respect to any Owned Intellectual Property Rights or Owned Technology. Neither the Company nor any of its Subsidiaries is in material violation of any license for Open Source Software. Notwithstanding any other provision hereof, no Company Technology used or otherwise Exploited by the Company or any of its Subsidiaries, including any Technology used in or incorporated in any Company Product, is subject to any license under which an obligation to disclose source code for any Owned Technology or make such source code available would be triggered by the manner in which the Company or any of its Subsidiaries use or otherwise Exploit such Company Technology.

(k) Except as set forth on Section 4.15(k) of the Company Disclosure Letter, to the knowledge of the Company (without any obligation of due inquiry), the Company Technology and Company Products are free of material defects and errors in features, functionality, performance, programming and operation, and do not contain any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other harmful, malicious, or destructive code or any software routines that are designed to permit or cause unauthorized access to, or material disruption, impairment, disablement, or destruction of, software, data, systems or other materials.

(l) Neither the execution, delivery nor performance of this Agreement nor the consummation of the Offer or the Merger or any of the other transactions contemplated hereby will (i) result in the Company or any of its Subsidiaries granting to any Person any right to, or with respect to, any material Company Intellectual Property Rights, Company Technology, or Company Products; (ii) require the consent of any other Person in respect of the Company’s and its Subsidiaries’ rights to own, use, and/or hold for use any material Company Intellectual Property Rights or Company Technology; (iii) impair the right of the Company or any of its Subsidiaries to Exploit any material Company Intellectual Property Rights or Company Technology or result in any loss of, or the diminishment in value of, any material Company Intellectual Property Rights or Company Technology; or (iv) result in the Company or any of its Subsidiaries being obligated to pay (or increase the amount of) any material royalties or other material amounts to any Person.

(m) Section 4.15(m) of the Company Disclosure Letter lists any written request or demand for indemnification or defense of a material Intellectual Property infringement Claim received by the Company or any of its Subsidiaries, in the three (3) years prior to the date hereof or, subject to the knowledge of the Company (without any obligation of due inquiry), earlier to the extent unresolved as of the date hereof, from end-customers, distributors, resellers or channel partners based on Company Products, which, in each case, remains unresolved as of the date hereof.

(n) Notwithstanding anything to the contrary set forth herein, except as expressly set forth in Sections 4.10, 4.13 or 4.20 of this Agreement, this Section 4.15 contains all of the representations and warranties provided by the Company with respect to matters related to Intellectual Property Rights (other than those rights relating to privacy and any rights similar, which are addressed in Section 4.16 of this Agreement).

Section 4.16 Data Privacy and Security. The Company and its Subsidiaries are, and have at all times since February 1, 2011, been, in compliance in all material respects with (i) their privacy policies and notices, including any website privacy policies which are posted and accessible to individuals at all times; (ii) all written representations, warranties, covenants and agreements of the Company and each of its Subsidiaries pursuant to any Contract related to the collection, use, storage, processing, distribution, transfer, import, export, disposal or disclosure (whether electronically or in any other form or medium) of any Personal Information; and (iii) all applicable Privacy Laws. The Company and its Subsidiaries have obtained all material approvals and licenses necessary to Process such Personal Information and are Processing such Personal Information in accordance with the scope of such approvals and licenses. In the five (5) years prior to the date hereof, neither the Company nor any of its Subsidiaries has received any written notice or complaint, or other written charge or accusation, of violation of any applicable Privacy Laws, and there is no Claim before any Governmental Authority against, and, to the knowledge of the Company (without any obligation of due inquiry), no pending investigation by any Governmental Authority of, the Company or any of its Subsidiaries relating to applicable Privacy Laws. The Company and its Subsidiaries have taken reasonable steps in accordance with standard industry practices and applicable Privacy Laws to secure Personal Information from unauthorized access or use thereof by any Person. To the knowledge of the Company (without any obligation of due inquiry), in the five (5) years prior to the date hereof, neither the Company nor any of its Subsidiaries has experienced any incident in which any Personal Information was or may have been stolen or subject to any unauthorized access or use that would trigger a requirement to notify data subjects or any Governmental Authority, or that otherwise has resulted in, or would reasonably be expected to result in, any material liability of the

Company. Where the Company has knowledge (without any obligation of due inquiry) of any attempted violation or breach of any information technology systems (including any confidential or proprietary data residing on those systems), the Company or its Subsidiaries, in accordance with their privacy and information security policies, duly review and, where appropriate, investigate, such violation or breach.

Section 4.17 Taxes. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) (i) the Company and each of its Subsidiaries have timely filed (taking into account extensions) each income or franchise Tax Return and each other Tax Return required to be filed, and all such Tax Returns are true, accurate and complete in all respects; (ii) the Company and each of its Subsidiaries have timely paid to the appropriate Taxing Authority all Taxes due and payable; (iii) the Company and each of its Subsidiaries have complied with all applicable Laws, rules, and regulations relating to the payment and withholding of Taxes and have, within the time and in the manner prescribed by Law, withheld and paid over to the proper Governmental Authority all amounts required to be so withheld and paid over, except, in each case of clauses (ii) and (iii), with respect to matters for which adequate accruals or reserves have been established, in accordance with GAAP, on the Company Balance Sheet; (iv) there is no Proceeding or, to the Company’s knowledge, investigation, pending or, to the Company’s knowledge, threatened against or with respect to the Company or any of its Subsidiaries in respect of any Tax; and (v) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens;

(b) during the three (3) year period ending on the date of this Agreement, none of the Subsidiaries of the Company was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code;

(c) (i) neither the Company nor any of its Subsidiaries is, or has been, a party to any Tax Sharing Agreement (other than an agreement exclusively between or among the Company and its Subsidiaries or among the Company’s Subsidiaries) pursuant to which it will have any obligation to make any payments for Taxes after the Effective Time, (ii) neither the Company nor any of its Subsidiaries has been a member of a group filing an affiliated consolidated, combined or unitary Tax Return, including, for the avoidance of doubt, any group that is subject to equivalent or similar such taxes in a country other than the United States (in each case other than a group the common parent of which is or was the Company or any of its Subsidiaries), and (iii) neither the Company nor any of its Subsidiaries has any liability for the payment of any Tax imposed on any Person (other than the Company or any of its Subsidiaries) as a transferee or successor;

(d) neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or a similar provision of state, local or foreign Tax Law; and

(e) neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; or (vi) election under Section 108(i) of the Code.

Section 4.18 Employees and Employee Benefit Plans.

(a) Section 4.18 of the Company Disclosure Letter contains a correct and complete list identifying each material Company Plan. For purposes of this Agreement, (i) “Company Plan” means each “employee benefit plan” within the meaning of ERISA Section 3(3), whether or not subject to ERISA, all equity or equity-based (including the 2012 Equity Plan and the 2012 ESPP), change in control, bonus or other incentive compensation, disability, salary continuation, employment, consulting, indemnification, severance, retention, retirement, pension, profit sharing, savings or thrift, deferred compensation, health or life insurance, employee discount or free product, vacation, sick pay or paid time off agreements, plans or policies, and each other material benefit or compensation plan, program, policy, contract, agreement or arrangement, whether written or unwritten, in each case (A) established, maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by the Company or any ERISA Affiliate or (B) with respect to which the Company or any ERISA Affiliate has or could reasonably be expected to have, any liability or obligation; (ii) “Foreign Company Plan” means each Company Plan that primarily covers Employees, officers, directors or other service providers of the Company or any of its Affiliates based outside of the United States and/or which is governed by the laws of any jurisdiction outside of the United States (other than any plan or program maintained by a Governmental Authority to which the Company or any of its ERISA Affiliates contributes pursuant to applicable Laws, including, but not limited to, any benefits that are required to be provided under applicable Law, including statutory severance) and any severance, retirement, pension, or leave accruals provided by the Company that primarily covers Employees, officers, directors or other service providers as required by applicable Law; and (iii) “U.S. Company Plan” means each Company Plan that is not a Foreign Company Plan. The Company has made available to Parent with respect to each U.S. Company Plan: (A) all documents setting forth the terms of each such U.S. Company Plan (or with respect to any unwritten U.S. Company Plan, a written description of each material term thereof) and all material documents relating to each such U.S. Company Plan, including the plan document, all amendments thereto and all related trust documents and funding instruments, (B) the two (2) most recent annual reports (Form 5500 including, if applicable, all schedules and attachments thereto) and tax return (Form 990), if any, required under ERISA or the Code in connection therewith or its related trust and any state or local tax returns, (C) the most recent actuarial report (if applicable), (D) all summary plan descriptions, together with each summary of material modifications, if any, required under ERISA, and all material written employee communications relating to each such U.S. Company Plan, (E) all material written contracts, instruments or agreements relating to each such U.S. Company Plan, including all amendments thereto, (F) the most recent Internal Revenue Service determination or opinion letter issued with respect to each such U.S. Company Plan intended to be qualified under Section 401(a) of the Code, (G) all material correspondence to or from any Governmental Authority within the past three (3) years with respect to any U.S. Company Plan, and (H) all nondiscrimination and coverage tests for the three (3) most recent full plan years. The Company has made available to Parent with respect to each Foreign Company Plan, summaries of material benefits and form employment agreements.

(b) Neither the Company nor any ERISA Affiliate has contributed (or had any obligation of any sort, contingent or otherwise) in the last six (6) years to or with respect to a plan that is subject to Section 412 or 430 of the Code or Section 302 or Title IV of ERISA.

(c) Neither the Company nor any ERISA Affiliate maintains, contributes to, or sponsors (or has in the past six (6) years maintained, contributed to, or sponsored) a multiemployer plan as defined in Section 3(37) of ERISA (a “Multiemployer Plan”) or the local equivalent thereof under applicable Laws.

(d) With respect to each of the U.S. Company Plans, except as would not reasonably be expected to result in a material liability to the Company and the Company’s Subsidiaries, taken as a whole: (i) each U.S. Company Plan intended to qualify under Section 401(a) of the Code has received a determination or opinion letter from the Internal Revenue Service upon which it may rely regarding its qualified status under the Code and to the Company’s knowledge no event has occurred that has caused or could reasonably be expected to cause the loss of such qualification, (ii) all payments required to be paid by the Company or any of its Subsidiaries or ERISA Affiliates pursuant to the terms of a U.S. Company Plan, any Collective Bargaining Agreement, or by applicable Law (including, without limitation, all contributions and insurance premiums) with respect to all prior periods have been made or provided for by the Company or its Subsidiaries or ERISA Affiliates in accordance with the provisions of such U.S. Company Plan, Collective Bargaining Agreement or applicable Law, (iii) no proceeding related to the U.S. Company Plans has been instituted or, to the knowledge of the Company, threatened or is anticipated against any of the U.S. Company Plans (other than routine claims for benefits and appeals of such claims), any trustee or fiduciaries thereof, any ERISA Affiliate, or any of the assets of any trust of any of the U.S. Company Plans or the Company or any of its Subsidiaries or ERISA Affiliates, (iv) each U.S. Company Plan complies in form and has been maintained and operated in accordance with its terms and applicable Law, including, without limitation, ERISA and the Code, (v) none of the Company, any of its Subsidiaries, and, to the knowledge of the Company, its third party fiduciaries have engaged in a non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code and Section 406 of ERISA with respect to the U.S. Company Plans, (vi) no U.S. Company Plan is currently under, and neither the Company nor its Subsidiaries has received any notice of, a pending audit or investigation by the Internal Revenue Service, U.S. Department of Labor, Pension Benefit Guaranty Corporation, or any other Governmental Authority, and (vii) no U.S. Company Plan provides any post-retirement health or welfare benefits for any current or former employee of the Company or its Subsidiaries (or their dependents), other than as required under the Consolidated Omnibus Reconciliation Act of 1985, as amended (“COBRA”).

(e) Except as set forth in Section 4.18(e) of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) (i) entitle any Employee, officer, director, independent contractor, or other service provider of the Company or its Subsidiaries (whether current, former or retired)

or their beneficiaries to severance pay under a U.S. Company Plan and, except as would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole, any Foreign Company Plan, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of material compensation or benefits under any U.S. Company Plan and, except as would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole, any Foreign Company Plan, (iii) increase the amount payable or trigger any other financial obligation pursuant to any Company Plan, except as would not reasonably be expected to result in a material liability to the Company and the Company’s Subsidiaries, taken as a whole, or (iv) result in any amounts payable to any “disqualified individual” failing to be deductible for federal income tax purposes by virtue of Section 280G of the Code or subject to an excise tax under Section 4999 of the Code. Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, worker, director or other independent contractor of the Company or any of its Subsidiaries for any Tax incurred by such individual under Section 409A or 4999 of the Code or otherwise.

(f) Other than contractual termination provisions in existing U.S. Company Plans, no condition or circumstance exists that would prevent or materially impede the amendment or termination of any U.S. Company Plan unilaterally at any time by the Company or its Subsidiaries, the Surviving Corporation, Parent or their respective ERISA Affiliates. Neither the Company nor any of its Subsidiaries has made any promises or commitments to create any additional U.S. Company Plan or to modify or change in any material way any existing U.S. Company Plan other than those amendments or modifications required by Law.

(g) Except as would not result in a material liability to the Company, with respect to each Foreign Company Plan: (i) the fair market value of the assets of each funded Foreign Company Plan, the liability of each insurer for any Foreign Company Plan funded through insurance or the book reserve established for any Foreign Company Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such Foreign Company Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Company Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; (ii) there are no underfunded or unfunded liabilities or obligations that are not reflected on the Company Balance Sheet with respect to any Foreign Company Plan maintained for severance or retirement purposes; (iii) all payments (including premiums due) and all employer and employee contributions required to have been collected in respect of each Foreign Company Plan have been paid when due, or if applicable, accrued on the balance sheet of the Company and its Subsidiaries; and (iv) each such Foreign Company Plan has been maintained and operated in all material respects in accordance with the applicable plan document and all applicable Laws and other requirements, including funding requirements, and if intended to qualify for special tax treatment, satisfies all requirements for such treatment.

(h) Each U.S. Company Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) is in material compliance with Section 409A of the Code and all applicable Internal Revenue Service guidance promulgated thereunder.

(i) As of the date of this Agreement, except as set forth in Section 4.18(i) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any Collective Bargaining Agreement, and there are no labor organizations, work councils, trade unions or other employee representatives representing, or, to the knowledge of the Company, purporting to represent or seeking to represent any current Employee.

(j) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) none of the Company or any of its Subsidiaries has breached or otherwise failed to comply with the provisions of any Collective Bargaining Agreement and there are no grievances or arbitrations outstanding thereunder; (ii) to the knowledge of the Company, there are no labor organizational campaigns, corporate campaigns, petitions, demands for recognition (including demands for works council recognition), applications or other unionization activities seeking recognition of a bargaining unit at the Company or any of its Subsidiaries; (iii) none of the Company or any of its Subsidiaries is suffering (and, for the past three (3) years, none of the Company or any of its Subsidiaries has suffered) any labor dispute, any activity or proceeding by a labor union or representative thereof to organize any Employee or any picketing, lockouts, strikes, slowdowns, work stoppages, job actions or threats thereof by or with respect to any Employee, against or involving the Company or any of its Subsidiaries; (iv) there are no unfair labor practice charges, grievances, arbitrations or other complaints or union matters before the National Labor Relations Board or other labor board of Governmental Authority or works council disputes that would reasonably be expected to affect the employees of the Company and its Subsidiaries; (v) there are no current or, to the knowledge of the Company, threatened strikes, slowdowns, lockouts, organized labor disputes or work stoppages, and no such strike, slowdown, lockout, organized labor dispute or work stoppage has occurred within the two (2) years preceding the date of this Agreement; (vi) the execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any breach or other violation of any Collective Bargaining Agreement; and (vii) the execution of this Agreement will not result in any breach or other violation of any notice, information or consultation obligations under applicable labor Law.

(k) Except as contemplated by this Agreement, to the knowledge of the Company, no director, executive officer, or other key current Employee with the title of Vice President or higher has expressed to the Company in writing any present intention to terminate his or her employment with the Company or any of its Subsidiaries. No Employees have notified the Company or its Subsidiaries, in writing, of any obligations of confidentiality of such Employees to any other Person(s) that conflict with such Employee’s work for, or obligations to, Parent, the Company, the Surviving Corporation, or any of their Subsidiaries.

(l) The Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to employment, employment practices, wages, hours, mandatory insurance, and other benefits, leaves of absence, employee classification, immigration control, employee safety, bonuses and terms and conditions of employment, including laws relating to termination of employment and relating to job applicants and employee background checks. No legally effected material action, suit, Claim (or counterclaim), litigation, arbitration, or mediation, (including any civil, criminal, administrative, investigative or appellate proceeding) that arises out of the current, former or potential employment or service relationship between the Company or any of its Subsidiaries and applicants or Employees, officers, or directors, or other service providers is pending or, to the knowledge of the Company, is otherwise pending or has been threatened against the Company or its Subsidiaries.

Section 4.19 Environmental Matters.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) the Company and its Subsidiaries are and, since February 1, 2013, have been in compliance with all applicable Environmental Laws;

(ii) there is no Environmental Claim pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries;

(iii) except as listed in Section 4.19(a)(iii) of the Company Disclosure Letter, the Company and its Subsidiaries have no contractual indemnity obligation to any third party for Environmental Claims or liability under Environmental Law, other than general commercial indemnification obligations entered into in the ordinary course of business, and not for the primary purpose of indemnifying matters relating to Environmental Claims or Environmental Laws; and

(iv) to the knowledge of the Company, there are no actions, activities, circumstances, facts, conditions, events or incidents that would be reasonably likely to form the basis of any Environmental Claim against the Company or any of its Subsidiaries.

(b) Except as listed in Section 4.19(b) of the Company Disclosure Letter, the Company and its Subsidiaries are not required to hold any Environmental Permits in order to conduct their business or operations as their business and operations are conducted as of the Acceptance Time, other than those the absence of which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company has provided Parent with true and complete copies of all material environmental assessment reports and reports of material environmental investigations with respect to the Company and any of its Subsidiaries, in each case that have been prepared in the last three (3) years and that are in the possession of or reasonably available to the Company.

(d) Prior to the Acceptance Time, the transactions contemplated by this Agreement do not require, under any Environmental Law, any material consent of, or material filings with, any Governmental Authority with jurisdiction over the Company or any of its Subsidiaries.

Section 4.20 Material Contracts.

(a) Section 4.20(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of each of the following types of Contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound:

(i) each Contract that limits or restricts in any material respect the Company or any of its Subsidiaries from (1) engaging or competing in any line of business in any location or with any Person, (2) selling any products or services of or to any other Person or in any geographic region or (3) obtaining products or services from any Person, in each case of subclauses (1), (2) and (3), that is material to the Company and its Subsidiaries, taken as a whole;

(ii) each Contract that includes any arrangement whereby the Company grants any right of first refusal or right of first offer or similar right to a Third Party or any arrangement whereby the Company or one of its Subsidiaries is obligated to lease real property that would be material to the Company and its Subsidiaries, in each that is material to the Company and its Subsidiaries, taken as a whole;

(iii) each Contract that is a joint venture or partnership agreement that is material to the Company and its Subsidiaries, taken as a whole;

(iv) each Contract that is a loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture or other binding commitment (other than letters of credit and those between the Company and its wholly owned Subsidiaries) relating to indebtedness for borrowed money in an amount in excess of $2 million individually;

(v) each Contract with respect to an interest, rate, currency or other swap or derivative transaction (other than those between the Company and its Subsidiaries) with a fair value in excess of $1 million;

(vi) each Contract that is an (A) Inbound Intellectual Property Contract that is required to be listed on Section 4.15(b) of the Company Disclosure Letter, or (B) Outbound Intellectual Property Contract that is required to be listed on Section 4.15(c) of the Company Disclosure Letter;

(vii) each Contract that is an acquisition agreement or a divestiture agreement pursuant to which (A) the Company reasonably expects that it is required to pay total consideration including assumption of debt after the date of this Agreement to be in excess of $5 million, (B) any other Person has the right to acquire any assets of the Company or any of its Subsidiaries after the date of this Agreement with a fair market value or purchase price of more than $5 million or (C) any other Person has the right to acquire any interests in the Company or any of its Subsidiaries, excluding, in the case of clauses (A) and (B), acquisitions or dispositions of supplies, inventory, merchandise or products in connection with the conduct of the Company’s and its Subsidiaries’ business or of supplies, inventory, merchandise, products, equipment, properties or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or its Subsidiaries;

(viii) each Contract that is a settlement or similar agreement with any Governmental Authority (including any corporate integrity agreement, monitoring agreement or deferred prosecution agreement) or order or consent of a Governmental Authority (including any consent decree or settlement order) to which the Company or any of its Subsidiaries is subject involving future performance by the Company or any of its Subsidiaries which is material to the Company and its Subsidiaries, taken as a whole;

(ix) each Contract (or series of related Contracts) pursuant to which the Company or any of its Subsidiaries has continuing “earn-out” or similar obligations that could result in payments in excess of $5 million in the aggregate;

(x) each Contract (or series of related Contracts) that obligates the Company or any of its Subsidiaries to make any capital commitment, loan or capital expenditure in an amount in excess of $3 million in the aggregate in any one year period after the date of this Agreement that cannot be terminated by the Company or any of its Subsidiaries on less than sixty (60) days’ notice without material payment or penalty;

(xi) each Contract for the employment of, or receipt of any services from, any current Employee at the level of Vice President or higher;

(xii) each Contract to which the Company or any of its Subsidiaries is a party that constitutes a Collective Bargaining Agreement or other labor agreement or that relates to the employment of non-U.S. individual service providers to the Company or its Subsidiaries employed by professional employer organizations (“Non-U.S. Service Providers”);

(xiii) each material Contract with a Material Distributor; and

(xiv) each Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the 1933 Act or disclosed by the Company under Item 1.01 on a Current Report on Form 8-K.

Each Contract of the type described in clauses (i) through (xiv) is referred to herein as a “Company Material Contract.”

(b) Except for this Agreement or as listed in Section 4.20(a) of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) that is to be performed after the date of this Agreement that has not been filed as an exhibit to or incorporated by reference in a Company SEC Document.

(c) Except for any Company Material Contract that has terminated or expired in accordance with its terms or as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is valid and binding and in full force and effect and, to the Company’s knowledge, enforceable against the other party or parties thereto in accordance with its terms. The Company and/or its Subsidiaries party thereto, as applicable, and, to the knowledge of the Company, each other party thereto, has performed its obligations required to be performed by it, as and when required, under each Company Material Contract, except for failures to perform that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except for breaches, violations or defaults which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Company Material Contract, is in violation of or in default under any provision of such Company Material Contract. True and complete copies of the Company Material Contracts and any material amendments thereto have been made available to Parent prior to the date of this Agreement.

Section 4.21 Finders’ Fees, etc. Except for Morgan Stanley & Co. LLC (“Morgan Stanley”), true and correct copies of whose engagement letter has been provided to Parent, and except as set forth on Section 4.21 of the Company Disclosure Letter, there is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.22 Opinion of Financial Advisor. As of the date of this Agreement, the Company Board has received the opinion of Morgan Stanley, financial advisor to the Company, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, qualifications, matters and limitations set forth therein, the consideration to be received by the holders of Company Stock (other than (i) shares of Company Stock owned, directly or indirectly, by Parent, the Company (including shares held as treasury stock or otherwise), or Purchaser, and (ii) Appraisal Shares) pursuant to this Agreement is fair from a financial point of view to such holders. A copy of such opinion will be made available to Parent as soon as practicable following the date of this Agreement for informational purposes only.

Section 4.23 Antitakeover Statutes. Assuming the accuracy of Parent’s and Purchaser’s representations and warranties in Section 5.15, (i) the Company has taken all action necessary to exempt the Offer, the Merger, this Agreement, the Support Agreement and the transactions contemplated hereby and thereby from Section 203 of the DGCL, and, accordingly, neither such provision of the DGCL nor any other antitakeover or similar statute or regulation applies or purports to apply to any such transactions and (ii) no other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement, the Support Agreement or any of the transactions contemplated hereby or thereby.

Section 4.24 Anti-Corruption; Export Control. Except as would not be material to the Company and its Subsidiaries, taken as a whole, since February 1, 2013:

(a) The Company and its Subsidiaries have been and are in compliance with all applicable anti-corruption Laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.) and the U.K. Bribery Act 2010, and neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any director, officer, agent or employee of the Company or any of its Subsidiaries has, directly or indirectly, given, made, offered or received or agreed to give, make, offer or receive any payment, gift, contribution, expenditure or other advantage: (i) which would violate any applicable Law; or (ii) to or for a Public Official with the intention of: (A) improperly influencing any act or decision of such Public Official; (B) inducing such Public Official to do or omit to do any act in violation of his lawful duty; or (C) securing any improper advantage, in each case in order to obtain or retain business or any business advantage. For the purposes of this Agreement, “Public Official” includes any Person holding, representing or acting on behalf of a Person holding a legislative, administrative or judicial office, and any Person employed by, representing or acting on behalf of a Governmental Authority or enterprise thereof, public international organization, any representative or official of a political party or any candidate for any political office or any official or employee of any state hospital, agency or health care institution.

(b) Neither the Company, nor its Subsidiaries, nor any directors, administrators, officers, directors or, to the knowledge of the Company, employees of the Company or its Subsidiaries is, or has been since February 1, 2013, identified on (i) List of Specially Designated Nationals and Blocked Persons maintained by the Department of Treasury, Office of Foreign Assets Control (“OFAC”); (ii) the Bureau of Industry and Security of the United States Department of Commerce “Denied Persons List,” “Entity List” or “Unverified List”; (iii) the Office of Defense Trade Controls of the United States Department of State “List of Debarred Parties;” or (iv) foreign governmental listings of similar effect.

(c) Since February 1, 2013, the Company and each of its Subsidiaries have conducted their import, export and trade transactions in accordance with all applicable provisions of U.S. export control and sanctions Laws (including the International Traffic in Arms Regulations, the Export Administration Regulations, the regulations administered by OFAC, and any applicable anti-boycott compliance regulations), the import and export laws and regulations administered by the Bureau of Customs and Border Protection in the United States Department of Homeland Security, and export, sanctions, and customs Laws of the other countries (collectively, “International Trade Laws”) where it conducted and currently conducts business.

(d) Since February 1, 2013, neither the Company nor any of its Subsidiaries has received any written or, to the Company’s knowledge, oral, notice of noncompliance, complaints, or warnings from any Government Authority with respect to its compliance with International Trade Laws.

(e) To the knowledge of the Company, at no time since February 1, 2013 has the Company or any of its Subsidiaries sold, exported, reexported, imported, transferred, diverted, or otherwise disposed of any products, software, encryption-related source code, object code, or technology (including products derived from or based on such technology) to or from any destination, entity, or Person, without obtaining prior authorization from the competent government authorities as required by any International Trade Laws.

Section 4.25 Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the insurance policies and self-insurance programs and arrangements relating to the business, assets and operations of the Company are in full force and effect. As of the date of this Agreement, since February 1, 2013, neither the Company nor any of its Subsidiaries has received any written notice regarding any actual or possible: (a) cancellation or invalidation of any such insurance policy, other than such cancellation or invalidation that would not constitute a Company Material Adverse Effect; or (b) written notice of refusal of any coverage or rejection of any claim under any such insurance policy that if not paid would constitute a Company Material Adverse Effect. With respect to each Proceeding that has been filed or investigation initiated against the Company or any of its Subsidiaries since February 1, 2013, no insurance carrier has issued a denial of coverage or a reservation of rights with respect to any such Proceeding or investigation, or informed any of the Company or any of its Subsidiaries of its intent to do so, other than such denial or reservation that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.26 Material Distributors. Section 4.26 of the Company Disclosure Letter sets forth the twenty (20) largest distributors through which the Company currently distributes the Company Products (the “Material Distributors”), on the basis of total sales by the Company and its Subsidiaries, taken together as a whole, to its distributors, for the last three (3) fiscal years ended December 31, 2015. Section 4.26 of the Company Disclosure Letter sets forth the total sales by the Company to each Material Distributor for each applicable period. As of the date hereof, neither the Company nor any of its Subsidiaries has received any written, or to the knowledge of the Company, oral notice from any Material Distributor that such distributor shall not continue as a distributor of the Company (or the Surviving Corporation or Parent) after the Closing or that such distributor intends to terminate or materially modify existing Contracts with the Company (or the Surviving Corporation or Parent).

Section 4.27 No Additional Representations. Except for the representations and warranties expressly made by the Company (i) in this Article IV and (ii) in the Company Disclosure Letter, each of Parent and Purchaser acknowledges that neither the Company nor any other Person makes any express or implied representation or warranty whatsoever and specifically (but without limiting the foregoing), that neither the Company nor any Representative of the Company makes any representation or warranty with respect to (a) the Company or its Subsidiaries or any of their respective businesses, affairs operations, assets, liabilities, conditions (financial or otherwise), prospects or any other matter relating to the Company or its Subsidiaries or (b) any documentation, forecasts, budgets, projections, estimates or other information (including the accuracy or completeness of, or the reasonableness of the assumptions underlying, such documentation, forecasts, budgets, projections, estimates or other information) provided by the Company or any Representative of the Company, including in any “data rooms” or management presentations.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Subject to Section 11.5, (a) except as disclosed in the Parent SEC Documents publicly filed prior to the date of this Agreement; provided, that in no event shall any risk factor disclosure under the heading “Risk Factors” or disclosure set forth in any “forward looking statements” disclaimer or other general statements to the extent they are cautionary, predictive or forward looking in nature that are included in any part of any Parent SEC Document be deemed to be an exception to, or, as applicable, disclosure for purposes of, any representations and warranties of Parent or Purchaser contained in this Agreement or (b) except as set forth in the Parent Disclosure Letter, Parent and Purchaser represent and warrant to the Company that:

Section 5.1 Corporate Existence and Power. Each of Parent and Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Purchaser has all corporate power and authority to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except where any failure to have such power or authority or to be so qualified would not reasonably be expected, individually or in the aggregate, (i) to have a Parent Material Adverse Effect or (ii) to prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Offer or the Merger. Prior to the date of this Agreement, Parent has delivered or made available to the Company true and complete copies of the organizational documents of Parent and Purchaser as in effect on the date of this Agreement. Neither Parent nor Purchaser is in violation of, in conflict with, or in default under, its certificate of incorporation or bylaws.

Section 5.2 Corporate Authorization.

(a) The execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation by Parent and Purchaser of the transactions contemplated hereby are within the corporate power and authority of Parent and Purchaser and, except for the approval of Parent as the sole stockholder of Purchaser, have been duly authorized by all necessary corporate action on the part of Parent and Purchaser. No vote of any holders of any of Parent’s capital stock is necessary in connection with the consummation of the transactions contemplated hereby. This Agreement, assuming due authorization, execution and delivery by the Company, constitutes a valid and binding agreement of each of Parent and Purchaser, enforceable against Parent and Purchaser in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b) As of the date of this Agreement, the respective board of directors of each of Parent and Purchaser have approved and declared advisable this Agreement and the transactions contemplated hereby.

Section 5.3 Governmental Authorization. The execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation by Parent and Purchaser of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and any non-U.S. Competition Laws, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws, (iv) compliance with any applicable requirements of Nasdaq and (v) any actions or filings the absence of which would not reasonably be expected to, individually or in the aggregate, (x) have a Parent Material Adverse Effect or (y) have an effect that would prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Offer or the Merger.

Section 5.4 Non-contravention. The execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation by Parent and Purchaser of the transactions contemplated hereby do not and will not (i) assuming the authorizations, consents and approvals referred to in clauses (i) through (iv) of Section 5.3 are obtained, (A) contravene, conflict with, or result in any violation or breach of any provision of the organizational documents of Parent or Purchaser, (B) contravene, conflict with or result in a violation or breach of any Law or Order or (C) require any consent or other action by any Person under, constitute a default or a violation, or an event that, with or without notice or lapse of time or both, would constitute a default or a violation, under or of, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any Contract binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Parent and its Subsidiaries or (ii) result in the creation or imposition of any Lien, other than any Permitted Lien, on any asset of Parent or any of its Subsidiaries, except, in the case of each of subclauses (B) and (C) of clause (i) and clause (ii), which have not had and would not reasonably be expected to have, individually or in the aggregate, (x) a Parent Material Adverse Effect or (y) an effect that would prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Offer or the Merger.

Section 5.5 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 800,000,000 shares of Parent Stock, and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share (“Parent Preferred Stock”). As of March 31, 2016, (A) 399,573,170 shares of Parent Stock were issued and outstanding, (B) no shares of Parent Preferred Stock were issued and outstanding, (C) 6,507,949 shares of Parent Stock were subject to compensatory options to purchase shares of Parent Stock (“Parent Stock Options”) and (D) 21,892,098 shares of Parent Stock were subject to restricted stock units with respect to Parent Stock (“Parent RSUs”).

(b) Except as set forth in Section 5.5(a) or upon the exercise of Parent Stock Options and the settlement of Parent RSUs, in each case, that were outstanding on March 31, 2016, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or other ownership interests in Parent, (ii) securities of Parent convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interests in Parent, (iii) warrants, calls, options or other rights to acquire from Parent or other obligation of Parent to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other ownership interests in Parent or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by Parent or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of or other voting securities of or other ownership interests in Parent (the items in clauses (i) through (iv) being referred to collectively as the “Parent Securities”). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Securities, and neither Parent nor any of its Subsidiaries maintains an employee stock purchase plan other than the 2009 Employee Stock Purchase Plan. Neither Parent nor any of its Subsidiaries is a party to any voting trust, proxy, voting agreement or other similar agreement with respect to the voting of any Parent Securities. All outstanding shares of capital stock of Parent have been, and all shares that may be issued pursuant to any equity compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

(c) As of the date of this Agreement, there are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (whether on an as-converted basis or otherwise) (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote.

(d) The shares of Parent Stock to be issued as part of the Offer Consideration and Merger Consideration, when issued and delivered in accordance with the terms of this Agreement, will have been duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

(e) With respect to Purchaser:

(i) Since its date of incorporation, Purchaser has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(ii) The authorized capital stock of Purchaser consists of 1,000 shares of common stock, $0.001 par value per share, all of which have been validly issued, are fully paid and nonassessable and are owned directly by Parent free and clear of any Lien.

Section 5.6 SEC Filings and the Sarbanes-Oxley Act.

(a) Parent has filed with or furnished to the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the 1934 Act) all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished, as the case may be, by Parent since February 1, 2013 (collectively, together with any schedules thereto and other information incorporated therein, the “Parent SEC Documents”).

(b) As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed prior to the date of this Agreement), each Parent SEC Document complied in all material respects with the applicable requirements of the 1933 Act and the 1934 Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder, as the case may be.

(c) As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed prior to the date of this Agreement), each Parent SEC Document filed or furnished pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect.

(d) Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, and as of the date of such supplement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in any material respect.

(e) Parent has heretofore furnished to the Company complete and correct copies of all comment letters received from the SEC or its staff from January 1, 2013 through the date of this Agreement with respect to any of the Parent SEC Documents, together with all written responses of Parent thereto, to the extent that such comment letters and written responses are not publicly available on EDGAR. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC or its staff with respect to any of the Parent SEC Documents, and, to the knowledge of Parent, none of the Parent SEC Documents are subject to ongoing SEC review.

(f) Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are reasonably designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared, and such disclosure controls and procedures are reasonably designed to ensure all such information is communicated in a timely fashion to Parent’s principal executive officer and principal financial officer such that timely decisions may be made regarding the disclosure of such information in Parent’s periodic and current reports required under the 1934 Act.

(g) Parent and its Subsidiaries have established and maintained a system of internal controls over financial reporting sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

(h) Neither Parent nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of Parent in violation of Section 402 of the Sarbanes-Oxley Act.

(i) Parent is in compliance, and has complied since February 1, 2013, in each case in all material respects, with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

(j) Each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and Nasdaq, and the statements contained in any such certifications are complete and correct in all material respects.

(k) Since the Parent Balance Sheet Date through the date of this Agreement, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which Parent or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act that has not been disclosed in the Parent SEC Documents publicly filed or furnished with the SEC following the Parent Balance Sheet Date.

Section 5.7 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent SEC Documents (including all related notes and schedules thereto) (a) fairly present in all material respects, in conformity with GAAP (except, in the case of unaudited consolidated interim financial statements, as permitted by the SEC’s Form 10-Q) applied on a consistent basis (except as may be indicated therein or in the notes thereto), the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year end audit adjustments in the case of any unaudited interim financial statements), (b) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (c) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under the SEC’s Form 10-Q).

Section 5.8 Information Supplied. The information relating to Parent, its Subsidiaries, and Purchaser to be contained in the Offer Documents, the Schedule 14D-9 and the Registration Statement will not, on the date the Offer Documents and the Schedule 14D-9 are first mailed to the stockholders of the Company or at the time the Registration Statement is declared effective by the SEC or on the date that the Offer is consummated, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Offer Documents and the Registration Statement will comply in all material respects as to form with the requirements of both the 1933 Act and the 1934 Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 5.8, no representation or warranty is made by Parent or Purchaser with respect to information or statements made or incorporated by reference in the Offer Documents, the Schedule 14D-9 or the Registration Statement that were not supplied by or on behalf of Parent for use therein.

Section 5.9 Financing. Parent has delivered to the Company true, correct and complete fully executed copies of (i) the commitment letter, dated as of April 3, 2016, among Parent and Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., SunTrust Bank and SunTrust Robinson Humphrey, Inc. (the “Commitment Letter”) and (ii) the fee letter, dated as of April 3, 2016, among Parent and Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., SunTrust Bank and SunTrust Robinson Humphrey, Inc. (as redacted in a customary manner to remove the fee amounts, pricing caps, the rates and amounts included in the “market flex” and certain other terms (none of which could reasonably be expected to adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Financing (other than in respect of upfront fees)), the “Redacted Fee Letter”), in each case, including all exhibits, schedules, annexes and amendments to such letters in effect as of the date of this Agreement (collectively, the “Debt Letters”), pursuant to which and subject to the terms and conditions thereof each of the parties thereto (other than Parent) have severally committed to lend the amounts set forth therein to Parent (the provision of such funds as set forth therein, but subject to the provisions of Section 8.3, the “Financing”) for the purposes set forth in such Debt Letters. As of the execution and delivery of this Agreement, the Debt Letters have not been amended, restated or otherwise modified or waived and the respective commitments contained in the Debt Letters have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect. As of the execution and delivery of this Agreement, the Debt Letters are in full force and effect and constitute the legal, valid, enforceable and binding obligations of each of Parent and, to the knowledge of Parent, the other parties thereto, subject in each case to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity. As of the date of this Agreement, there are no conditions precedent or contingencies related to the funding of the full amount of the Financing pursuant to the Debt Letters, other than as expressly set forth in the Debt Letters. Subject to the terms and conditions of the Debt Letters, the net proceeds contemplated from the Financing, together with other financial resources of Parent, including contemplated cash on hand of Parent, will, in the aggregate, be sufficient for the satisfaction of all of Parent’s obligations under this Agreement, including the payment of the Offer Consideration and the Merger Consideration and all fees and expenses reasonably expected to be incurred in connection therewith. As of the date of this Agreement, assuming the satisfaction of the conditions to the Offer set forth in Annex A, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent under the Debt Letters or, to the knowledge of Parent, any other party to the Debt Letters. As of the date of this Agreement, there are no side letters or other agreements, Contracts or arrangements related to the Financing or the funding of all or any part of the Financing other than as expressly set forth in the Debt Letters. Parent has fully paid all commitment fees or other fees required to be paid on or prior to the date of this Agreement in connection with the Financing. As of the date of this Agreement, assuming the satisfaction of the conditions to the Offer set forth in Annex A, Parent has no reason to believe that any of the conditions to the Financing will not be satisfied, nor does Parent have knowledge, as of the date of this Agreement, that the full amount of the Financing will not be made available to Parent as of the time at which the Acceptance Time is required to occur pursuant to Section 2.4 in accordance with the terms of the Debt Letters.

Section 5.10 Absence of Certain Changes.

(a) From the Parent Balance Sheet Date through the date of this Agreement, the business of Parent and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice in all material respects.

(b) Since the Parent Balance Sheet Date through the date of this Agreement, there has not been any effect, change, condition, fact, event, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.11 Solvency. Each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement. For the purposes of this Agreement, the term “Solvent”, when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed the sum of (1) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (2) the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 5.12 No Undisclosed Material Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries that would be required by GAAP, as in effect on the date hereof, to be reflected on the consolidated balance sheet of Parent (including the notes thereto), other than:

(a) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the Parent Balance Sheet or in the notes thereto;

(b) liabilities or obligations incurred in the ordinary course of business since the Parent Balance Sheet Date;

(c) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby; and

(d) liabilities or obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.13 Compliance with Laws and Court Orders; Governmental Authorization.

(a) Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, (i) a Parent Material Adverse Effect or (ii) an effect that would prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Offer or the Merger, Parent and each of its Subsidiaries is and since February 1, 2013 has been in compliance with all applicable Laws

(including with respect to applicable anti-corruption Laws) and Orders, and to the knowledge of Parent, is not under investigation by any Governmental Authority with respect to any Law (including with respect to applicable anti-corruption Laws) or Order. There is no Order of any Governmental Authority outstanding against Parent or any of its Subsidiaries that is material to Parent and its Subsidiaries, taken as a whole.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, (x) a Parent Material Adverse Effect or (y) an effect that would prevent, materially delay or materially impair the ability of Parent or Purchaser to perform their respective obligations under this Agreement or to consummate the Offer or the Merger, Parent and each of its Subsidiaries has all Governmental Authorizations necessary for the ownership and operation of its business as presently conducted, and each such Governmental Authorization is in full force and effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and each of its Subsidiaries is and since February 1, 2013, has been in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses and (ii) since February 1, 2013, neither Parent nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization.

Section 5.14 Litigation. Except as has not had and would not reasonably expected to have, individually or in the aggregate, (x) a Parent Material Adverse Effect or (y) an effect that would prevent, materially delay or materially impair the ability of Parent or Purchaser to perform their respective obligations under this Agreement or to consummate the Offer or the Merger, there is no Proceeding or, to the knowledge of Parent, investigation, pending against, or, to the knowledge of Parent, threatened by or against, Parent, any of its Subsidiaries, or to the knowledge of Parent and insofar as any such Proceeding or investigation relates to Parent or any of its Subsidiaries, any present or former officer, director, worker or employee of Parent or any of its Subsidiaries or any other Person for whom Parent or any of its Subsidiaries may be liable before (or, in the case of threatened Proceedings or investigations, that would be before) or by any Governmental Authority.

Section 5.15 Share Ownership. None of Parent, Purchaser or any of their respective controlled Affiliates beneficially owns (as such term is used in Rule 13d-3 promulgated under the 1934 Act) any Company Stock or any options, warrants or other rights to acquire Company Stock or other securities of, or any other economic interest (through derivatives, securities or otherwise) in the Company.

Section 5.16 No Additional Representations. Except for the representations and warranties expressly made by Parent and Purchaser in this Article V, the Company acknowledges that none of Parent, Purchaser or any other Person makes any express or implied representation or warranty whatsoever and specifically (but without limiting the foregoing), that none of Parent, Purchaser or any of their Representatives makes any representation or warranty with respect to (a) Parent or its Subsidiaries or any of their respective businesses, affairs, operations, assets, liabilities, conditions (financial or otherwise), prospects or any other matter relating to Parent or its Subsidiaries or (b) any documentation, forecasts, budgets, projections, estimates or other information (including the accuracy or completeness of, or the reasonableness of the assumptions underlying, such documentation, forecasts, budgets, projections, estimates or other information) provided by Parent or any Representative of Parent, including in any “data rooms” or management presentations.

ARTICLE VI

COVENANTS OF THE COMPANY

Section 6.1 Conduct of the Company. From the date of this Agreement until the earlier to occur of the Effective Time and the date of termination of this Agreement in accordance with Article X, except as expressly contemplated by this Agreement, as set forth in Section 6.1 of the Company Disclosure Letter, as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in all material respects in the ordinary course consistent with past practice and, to the extent consistent with the foregoing, use its commercially reasonable efforts to (i) preserve intact its current business organization, goodwill and reputation and (ii) maintain generally its business relationships with its significant customers and suppliers and others having significant business relationships with it and with Governmental Authorities with jurisdiction over the Company’s or any of its Subsidiaries’ significant operations; provided, however, that no action that is specifically permitted by any of clauses (a) through (v) of this Section 6.1 shall be deemed a breach of this sentence. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier to occur of the Effective Time and the date of termination of this Agreement in accordance with Article X, except as expressly contemplated by this Agreement, as set forth in Section 6.1 of the Company Disclosure Letter, as consented to in writing by Parent (such consent, other than with respect to clause (q), not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a) amend the certificate of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise), in each case, of the Company or any Subsidiary of the Company;

(b) split, combine or reclassify any shares of capital stock of the Company or any of its Subsidiaries or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock of the Company or its Subsidiaries, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, except for the (i) declaration, setting aside or payment of any dividends or other distributions by any of its Subsidiaries to the Company or to another Subsidiary in the ordinary course of business consistent with past practice;

(c) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than (x) the issuance of any shares of the Company Stock upon the exercise of Company Stock Options or the settlement of Company RSUs that are outstanding on the date of this Agreement in accordance with the applicable terms thereof on the date of this Agreement or that are issued or granted after the date of this Agreement to the extent permitted by Section 6.1(l) and (y) issuances of securities of the Company’s Subsidiaries to the Company or to wholly-owned Subsidiaries of the Company or (ii) amend any term of any Company Security (in each case, whether by merger, consolidation or otherwise);

(d) incur or commit to any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those as may be contemplated by the Company’s fiscal 2016 budget and capital expenditure plan made available to Parent prior to the date of this Agreement (whether or not such capital expenditures are made during the Company’s 2016 fiscal year), or (ii) any other capital expenditures not to exceed $2 million in the aggregate;

(e) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets (including Intellectual Property Rights, Technology and other intangible assets), securities or businesses, other than (i) acquisitions of supplies, materials and similar assets in the ordinary course of business of the Company and its Subsidiaries in a manner that is consistent with past practice, (ii) pursuant to Contracts in effect on the date of this Agreement, (iii) any other acquisitions for consideration that is not in excess of $2 million individually or in the aggregate, (iv) acquisitions solely involving one or more of the Company and any of its wholly-owned Subsidiaries and (v) as contemplated by the Company’s fiscal 2016 budget and capital expenditure plan made available to Parent prior to the date of this Agreement;

(f) sell, assign, license, lease or otherwise transfer, or abandon or create or incur any material Lien on any of the Company’s or its Subsidiaries’ assets (including Intellectual Property Rights, Technology and other intangible assets), securities, properties, interests or businesses in excess of $1 million in the aggregate, other than (i) sales, leases or transfers in the ordinary course of business consistent with past practice, (ii) non-exclusive licenses granted to customers, suppliers, distributors, resellers, channel partners and other third parties in the ordinary course of business consistent with past practices, (iii) Permitted Liens or (iv) the abandonment of non-material Intellectual Property Rights in the ordinary course of business consistent with past practice; provided, that in no event shall the Company or any of its Subsidiaries assign or grant any exclusive licenses of any Intellectual Property Rights or Technology, or grant any other licenses of any Intellectual Property Rights or Technology other than non-exclusive licenses granted in the ordinary course of business consistent with past practices to the extent permitted above in Section 6.1(f)(ii), in each case, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed);

(g) make any loans, advances or capital contributions to, or investments in, any other Person in excess of $3 million in the aggregate, other than intercompany indebtedness;

(h) create, incur, suffer to exist or assume any indebtedness for borrowed money or guarantees thereof, other than intercompany indebtedness;

(i) other than in the ordinary course of business consistent with past practice, enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company or any of its Subsidiaries from engaging or competing in any line of business, in any location or with any Person, or would purport to limit, after the Effective Time, Parent or any of its Subsidiaries from engaging or competing in any line of business in any material respect;

(j) other than in the ordinary course of business consistent with past practice (including renewals consistent with the terms thereof), (i) amend or modify in any material respect or terminate (excluding terminations or renewals upon expiration of the term thereof in accordance with the terms thereof) any Company Material Contract or waive, release or assign any material rights, claims or benefits under any Company Material Contract or (ii) enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement;

(k) (i) recognize any new labor organization, union, employee association, trade union, works council or other similar employee representative, or (ii) negotiate, enter into, amend, modify or terminate any Collective Bargaining Agreement;

(l) grant or modify any equity or equity-based awards, other than such awards granted pursuant to a Company Plan consistent with the terms of Section 6.1(l) of the Company Disclosure Letter, in each case, in the ordinary course of business consistent with past practice; provided, that in no event shall such equity or equity-based award contain any “single trigger,” “double trigger,” or other vesting acceleration provisions and such equity or equity-based award shall not be subject to acceleration (in whole or in part) as a result of the consummation of the transactions contemplated by this Agreement (whether alone or in combination with any termination of employment or other event);

(m) except (x) as required pursuant to a Company Plan or a Contract in effect prior to the date of this Agreement, or (y) as otherwise required by applicable Law, (i) grant or provide any severance, retention or termination payments or benefits to any current or former employee, officer, non-employee director, independent contractor or consultant of the Company or any of its Subsidiaries (including any obligation to gross-up, indemnify or otherwise reimburse any such individual for any Tax incurred by any such individual, including under Section 409A or 4999 of the Code), (ii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits to any current or former employee, officer, non-employee director, independent contractor or consultant of the Company or any of its Subsidiaries, (iii) increase the compensation payable to any current or former employee, officer, non-employee director, independent contractor or consultant of the Company or any of its Subsidiaries, other than increases in base salaries or hourly base wage rates, as applicable, to employees in the ordinary course of business consistent with past practice and not in excess of the Company’s 2016 established budget as set forth on Section 6.1(m) of the Company Disclosure Letter, (iv) establish, adopt, terminate or amend any Company Plan or any plan, program, arrangement, policy or agreement that would be a Company Plan if it were in existence on the date of this Agreement, (v) hire any employee of the Company or any of its Subsidiaries or engage any other individual to provide services to the Company or any of its Subsidiaries, other than as set forth in Section 6.1(m) of the Company Disclosure Letter, (vi) terminate the employment of any current employee or the engagement of any individual independent contractor of the Company or any of its Subsidiaries other than for cause or for performance-related reasons or a non-Merger related reason, or (vii) promote any employee of the Company or any of its Subsidiaries to a position that reports directly to the Chief Executive Officer of the Company;

(n) knowingly waive, release, limit or condition any restrictive covenant obligation of any current or former employee or independent contractor of the Company or any of its Subsidiaries, in each case that would reasonably be expected to have more than a de minimis adverse effect on the Company and its Subsidiaries, taken as a whole;

(o) change the Company’s methods of financial accounting, except as required by GAAP or in Regulation S-X of the 1934 Act (or any interpretation thereof), any Governmental Authority or applicable Law;

(p) (i) make or change any material election with respect to Taxes, (ii) amend any Tax Return that would have the effect of causing a material amount of Taxes to be due in a taxable period (or portion thereof) following the Closing Date, (iii) agree or settle any claim or assessment in respect of a material amount of Taxes, (iv) agree to an extension or waiver of the limitation period for any claim or assessment in respect of a material amount of Taxes, (v) enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to a material amount of Taxes or (vi) surrender any right to a material refund of Taxes;

(q) adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of the Company or any material Subsidiary of the Company;

(r) enter into any material interest rate swaps, foreign exchange or other similar hedging arrangements other than for purposes of offsetting a bona fide exposure (including counterparty risk);

(s) fail to maintain, allow to lapse or abandon any Owned Intellectual Property Rights or any Intellectual Property Rights that are exclusively licensed to the Company or any of its Subsidiaries (other than to the extent permitted pursuant to Section 6.1(f) hereof);

(t) settle, offer or propose to settle any Proceeding involving or against the Company or any of its Subsidiaries that requires payment by the Company or any of its Subsidiaries in excess of $2.5 million or that would include any non-monetary relief that would have more than a de minimis adverse effect on the Company and its Subsidiaries, taken as a whole, or commence any Proceeding other than the commencement of any Proceeding seeking damages of less than $2.5 million or relating to the transactions contemplated hereby;

(u) take any of the actions set forth in Section 6.1(u) of the Company Disclosure Letter; or

(v) agree, resolve or commit to do any of the foregoing.

Parent and Purchaser acknowledge and agree that: (i) nothing contained in this Agreement shall give Parent or Purchaser, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing, (ii) prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations and (iii) notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent or Purchaser shall be required with respect to any matter set forth in this Section 6.1 or elsewhere in this Agreement to the extent that the requirement of such consent could violate any applicable law. In addition, for the sake of clarity, Parent does not have the right to direct and control the litigation, including any defenses, which right remains with the Company or the applicable Subsidiary of the Company.

Section 6.2 ESPP Purchase Rights. As of no later than the date of this Agreement, the Company Board shall have “suspended” the 2012 ESPP under Section 12 of the 2012 ESPP and there shall be no Purchase Rights as defined in the 2012 ESPP granted on or after such suspension (for the sake of clarity, no individual shall be permitted to become a participant in the 2012 ESPP or increase his or her election on or after the date hereof, however, such suspension shall not affect the right of current participants with respect to the current purchase period). The 2012 ESPP shall remain “suspended” continuously through the Closing and thereafter, subject only to the Surviving Corporation’s or the Parent’s ability to reverse such suspension.

Section 6.3 Information and Consultation. The Company’s Subsidiaries shall comply with their information and consultation obligations as required under applicable works council Laws and Collective Bargaining Agreements before the Closing Date.

ARTICLE VII

COVENANTS OF PARENT AND PURCHASER

Section 7.1 Conduct of Parent. From the date of this Agreement until the earlier to occur of the Effective Time and the date of termination of this Agreement in accordance with Article X, except as expressly contemplated by this Agreement, as set forth in Section 7.1 of the Parent Disclosure Letter, as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law, Parent shall, and shall cause each of its Subsidiaries to conduct its business in the ordinary course consistent with past practice and, to the extent consistent with the foregoing, use its commercially reasonable efforts to (i) preserve intact its current business organization and (ii) maintain generally its business relationships with its customers, lenders, suppliers and others having business relationships with it and with Governmental Authorities with jurisdiction over Parent’s operations; provided, however, that no action that is specifically permitted by any of clauses (a) through (h) of this Section 7.1 shall be deemed a breach of this sentence. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier to occur of the Effective Time and the date of termination of this Agreement in accordance with Article X, except as expressly contemplated by this Agreement, as set forth in Section 7.1 of the Parent Disclosure Letter, as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law, Parent shall not, nor shall it permit any of its Subsidiaries to:

(a) amend the certificate of incorporation or bylaws of Parent in a manner that would have an adverse impact on the value of Parent Stock or that would reasonably be expected to prevent, or impede or delay, the consummation of the Offer, the Merger or the transactions contemplated hereby (provided, that any amendment to its certificate of incorporation solely to increase the authorized number of shares of any class or series of the capital stock of Parent shall in no way be restricted by the foregoing);

(b) adopt or publicly propose a plan of complete or partial liquidation, restructuring, recapitalization or other reorganization, or resolutions providing for or authorizing such a liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent;

(c) (i) acquire or sell (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets (including Intellectual Property Rights, Technology and other intangible assets), securities or businesses or (ii) make investments in any other Person, in each case that would reasonably be expected to prevent, or impede or delay, the consummation of the Offer, the Merger or the transactions contemplated hereby;

(d) authorize or pay any dividends on or make any distribution with respect to its outstanding shares (whether in cash, assets, stock or other securities of Parent or its Subsidiaries), except (i) regular quarterly cash dividends by Parent at a rate not in excess of $0.045 per share of Parent Stock, (ii) dividends and distributions paid or made on a pro rata basis by Subsidiaries of Parent or (iii) by a wholly owned Subsidiary of Parent to Parent or another wholly owned Subsidiary of Parent;

(e) except for any shares of Parent Stock issued, delivered, sold or authorized in connection with the transactions contemplated by this Agreement (including the Offer and the Merger), issue, deliver or sell, or authorize the issuance, delivery or sale of (i) a number of Parent Securities in excess of 20% of the number of outstanding shares of Parent Stock as of the date of this Agreement (measured on an as-converted, as-exercised basis), other than the issuance of any shares of Parent Stock upon the exercise of Parent Stock Options or the settlement of Parent RSUs that are outstanding on the date of this Agreement in accordance with the applicable terms thereof on the date of this Agreement or that are issued or granted after the date of this Agreement under Parent’s equity plans, or (ii) Parent Securities where such issuance, delivery or sale would impede or delay the consummation of the Offer, the Merger or the transactions contemplated hereby;

(f) adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution of Parent;

(g) take any action (or omit to take any action) with the knowledge that such action (or omission) would reasonably be expected to result in a requirement to seek the approval by holders of Parent Stock of the transactions contemplated hereby; or

(h) agree, resolve or commit to do any of the foregoing.

Section 7.2 Obligations of Purchaser. Parent shall cause Purchaser to perform when due its obligations under this Agreement and to consummate the Offer and the Merger pursuant to the terms and subject to the conditions set forth in this Agreement and the Offer.

Section 7.3 Approval by Sole Stockholder of Purchaser. Immediately following the execution and delivery of this Agreement by the Parties, Parent, as sole stockholder of Purchaser, shall adopt this Agreement and approve the Merger, in accordance with the DGCL, by written consent.

Section 7.4 Director and Officer Indemnification.

(a) From and after the Acceptance Time, Parent and Purchaser agree that, subject to applicable Law, all rights to indemnification of each former and present director or officer of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”) with respect to acts or omissions occurring at or prior to the Effective Time as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) as in effect on the date of this Agreement or in any agreement, a true and complete copy of which agreement has been provided by the Company to Parent prior to the date of this Agreement, to which the Company or any of its Subsidiaries is a party which is in effect as of the date of this Agreement, shall survive the Merger and continue in full force and effect in accordance with their terms, and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) honor all the terms thereof. For a period of no less than six (6) years after the Effective Time, Parent, to the fullest extent permitted under applicable Law, shall cause to be maintained in effect the provisions in the certificates of incorporation and bylaws and comparable organizational documents of the Surviving Corporation and each Subsidiary of the Company (or in such documents of any successor thereto) regarding indemnification, exculpation and expense advancement in effect as of immediately prior to the Effective Time, and, during such six (6) year period, shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individual who immediately before the Acceptance Time was a Company Indemnified Party, except as required by applicable Law.

(b) Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to either (i) continue to maintain in effect for a period of no less than six (6) years after the Effective Time the Company’s directors’ and officers’ insurance policies (the “D&O Insurance”) in place as of the date of this Agreement or (ii) purchase comparable D&O Insurance (from a carrier with the same or better credit rating as the Company’s D&O Insurance carrier) for such six (6)-year period, in each case, with coverage for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as the Company’s existing D&O Insurance with respect to matters existing or occurring prior to the Effective Time; provided, that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 7.4(b) of the Company Disclosure Letter (the “Premium Cap”); provided further, that if the amount necessary to procure such insurance coverage exceeds the Premium Cap, the Company may purchase the most advantageous policy available for an amount not to exceed the Premium Cap. At the Company’s option, the Company may purchase, prior to the Effective Time, a prepaid “tail policy” for a period of no more than six (6) years after the Effective Time with coverage for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as the Company’s existing D&O Insurance with respect to matters existing or occurring prior to the Effective Time, in which event Parent shall cease to have any obligations under the first sentence of this Section 7.4(b); provided, that the aggregate premium for such policies shall not exceed the Premium Cap; provided further, that if the amount of annual premiums necessary to maintain or procure such insurance coverage exceeds the Premium Cap, Parent and the Surviving Corporation shall procure and maintain for such six-year period the most advantageous policy available for an annual premium equal to the Premium Cap. In the event the Company elects to purchase such a “tail policy,” the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail policy” in full force and effect for a period of no less than six (6) years after the Effective Time and continue to honor its obligations thereunder.

(c) In the event that either Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any Person, then, and in each such case, Parent shall cause the successors and assigns of Parent or the Surviving Corporation, as the case may be, to succeed to or assume the applicable obligations of such Party set forth in this Section 7.4.

(d) The provisions of this Section 7.4 shall survive consummation of the Merger, are intended to be for the benefit of, and will be enforceable by, each of the Company Indemnified Parties and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract, at Law or otherwise.

Section 7.5 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Stock to be issued as part of the Offer Consideration and the Merger Consideration to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Acceptance Time.

Section 7.6 Employee Matters.

(a) Parent agrees that each Continuing Employee (other than any Continuing Employee covered by a Collective Bargaining Agreement) shall, during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time (the “Continuation Period”), be provided with (1) base salary or base wage that is no less favorable than the base salary or base wage provided by the Company and its Subsidiaries to each such Continuing Employee immediately prior to the Effective Time, and (2) retirement and health and welfare benefits that are no less favorable in the aggregate than those provided by the Company and its Subsidiaries to such Continuing Employees immediately prior to the Effective Time (for this purpose including the Company 401(k) Plan that is being terminated in connection with the Closing)). In addition to the foregoing, Parent agrees that, during the Continuation Period, Parent shall either (i) continue the agreements covering Non-U.S. Service Providers on terms that are substantially comparable in all respects to the agreements as in effect immediately prior to the Effective Time, or (ii) to the extent that Parent elects to hire any such Non-U.S. Service Provider, Parent shall provide each such Non-U.S. Service Provider with base compensation, incentive opportunities and employee benefits that are substantially comparable to the base compensation, incentive opportunities and employee benefits provided to similarly situated employees of Parent;

(b) Parent shall give each Continuing Employee and Non-U.S. Service Provider service credit for such Continuing Employee’s employment with (and Non-U.S. Service Provider’s service to) the Company and its Subsidiaries for purposes of vesting, benefit accrual, level of benefit and eligibility to participate under each applicable Parent benefit plan, as if such service had been performed with Parent (including, for purposes of determining vacation, other paid time off and severance benefits), except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits. For purposes of this Section 7.6, “Continuing Employee” means each employee of the Company and its Subsidiaries at the Effective Time, who continues to be employed with the Company or any of its Subsidiaries immediately after the Closing Date.

(c) Upon the written request of Parent at least ten (10) Business Days prior to the Closing Date, effective as of immediately prior to Closing Date and contingent upon the occurrence of the Closing, the Company shall terminate or shall cause the termination of any or all U.S. tax qualified defined contribution plans provided to Employees of the Company and its Subsidiaries, to the extent directed by Parent and in compliance with applicable Law (each plan so terminated, a “Company Qualified Plan”).

(d) As soon as possible following the execution of this Agreement, the Company shall make commercially reasonable efforts to provide Parent with copies of all material documents embodying and relating to each Foreign Company Plan, including the Foreign Company Plan document, all amendments thereto and all related trust documents, the most recent summary plan description, the most recent actuarial valuation report, and the most recent tax return filing, in each case, to the extent applicable.

(e) Parent agrees that the individuals listed on Section 7.6(e)(i) of the Company Disclosure Letter will be eligible to receive severance benefits in accordance with the Company’s Severance Benefit Plan and their individual Participation Notices as in effect on March 1, 2016 and the terms and conditions thereof during the 12 months following the Effective Time. Continuing Employees and Non-U.S. Service Providers who never had an individual Participation Notice in connection with the Company’s Severance Benefit Plan shall be eligible to receive severance benefits as provided in Section 7.6(e)(ii) of the Company Disclosure Letter.

(f) Nothing contained in this Section 7.6, expressed or implied, shall (i) be treated as the establishment, amendment or modification of any Company Plan or constitute a limitation on rights to amend, modify, merge or terminate after the Effective Time any Company Plan, (ii) give any Employee, director, independent contractor, or other service provider (including Non-U.S. Service Providers) of the Company or its Subsidiaries (including any beneficiary or dependent thereof), or any labor organization, union, works council, employee association, trade union, other similar employee representative body, any third-party beneficiary or other rights or (iii) obligate Parent or any of its Affiliates to (A) maintain any particular Company Plan or any Parent plan or (B) retain the employment or services of any Employee, director, other independent contractor or other service provider (including Non-U.S. Service Providers) of the Company and its Subsidiaries.

ARTICLE VIII

COVENANTS OF PARENT AND THE COMPANY

Section 8.1 Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the Company and Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other in doing, all things necessary, proper or advisable under applicable Law to consummate and make effective the Offer, the Merger and the other transactions contemplated by this Agreement as promptly as reasonably practicable after the date of this Agreement, including (i) preparing and filing as promptly as reasonably practicable with any Governmental Authority or other Third Party all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate and make effective the Offer, the Merger and the other transactions contemplated by this Agreement (whether or not such approvals, consents, registrations, permits, authorizations and other confirmations are conditions to the consummation of the Offer pursuant to Annex A or the Merger pursuant to Article IX); provided that no Party shall be required to pay any consideration therefor other than filing fees and other regulatory payments.

(b) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make, as promptly as reasonably practicable, and in any event within ten (10) Business Days of the date of this Agreement an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement. In addition, Parent and Company shall make any filing that may be required under the Competition Law of any jurisdiction identified on Section A of the Company Disclosure Letter within ten (10) Business Days after the date hereof. Each of the Company and Parent shall use its reasonable best efforts to supply as promptly as practicable any additional information and documentary material that may be reasonably requested pursuant to the foregoing, and use its reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods regarding the foregoing as soon as reasonably practicable. The Company and Parent will each request early termination of the waiting period with respect to the Merger under the HSR Act.

(c) Except as prohibited by applicable Law or Order, each of Parent and the Company shall use its reasonable best efforts to (A) cooperate with each other in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the transactions contemplated by this Agreement, including any proceeding initiated by a private party, (B) promptly inform the other Party of (and if in writing, supply to the other Party) any communication (other than any ministerial communications) received by such Party from, or given by such Party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other similar Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement, (C) consult with each other prior to taking any material position with respect to the filings under the HSR Act or any other Competition Law in discussions with or filings to be submitted to any Governmental Authority, (D) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, presentations, memoranda, briefs, arguments, opinions and proposals to be submitted to any Governmental Authority with respect to filings under the HSR Act or any other Competition Law, and (E) coordinate with the other in preparing and exchanging such information and promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such Party with any Governmental Authority relating to this Agreement or the transactions contemplated hereby under the HSR Act or any other Competition Law. Notwithstanding anything to the contrary contained herein, Parent shall, on behalf of the Parties, have control over and lead all communications and strategy relating to obtaining all approvals, consents, waivers, registrations, permits, authorizations and other confirmations under any Competition Law from any Governmental Authority or other Third Party in connection with consummating the Offer, the Merger and the other transactions contemplated by this Agreement as it relates to Competition Laws or to any litigation under any Competition Law arising therefrom; provided, however, that Parent shall consult in good faith with the Company and its counsel regarding the foregoing and shall in good faith take into account the views of the Company and the Company’s counsel. Notwithstanding the foregoing, matters relating to the Offer Documents, the Schedule 14D-9 and the Registration Statement shall be governed by Section 2.5 and Section 2.6 and not this Section 8.1(c).

(d) Unless prohibited by applicable Law or Order or by the applicable Governmental Authority, each of the Company and Parent shall (i) to the extent reasonably practicable, not participate in or attend any meeting, or engage in any conversation (other than ministerial conversations) with any Governmental Authority in respect of the Offer or the Merger (including with respect to any of the actions referred to in Section 8.1(a) but other than as contemplated by Section 2.5 and Section 2.6) without the other, (ii) to the extent reasonably practicable, give the other reasonable prior notice of any such meeting or conversation and (iii) in the event one such Party is prohibited by applicable Law or Order or by the applicable Governmental Authority from participating or attending any such meeting or engaging in any such conversation, keep the non-participating Party reasonably apprised with respect thereto.

(e) Notwithstanding anything in this Agreement to the contrary, in no event will Parent be obligated (i) to propose or agree to accept any undertaking or condition, (ii) to enter into any consent decree, to make any divestiture, (iii) to accept any operational restriction, or (iv) to take any other action that, in the reasonable judgment of Parent, could be expected to limit the rights of Parent with respect to any product lines or assets of Parent or the Company.

Section 8.2 No Solicitation.

(a) The Company shall, and shall cause each of its Subsidiaries and its controlled Affiliates, and shall direct and use reasonable best efforts to cause each of its, its Subsidiaries’ and its controlled Affiliates’ Representatives, to immediately cease and cause to be terminated any discussions, activities or negotiations with any Person that may be ongoing with respect to a Company Acquisition Proposal (including terminating access to any physical or electronic data rooms relating to a possible Company Acquisition Proposal) and, if applicable, shall request each Person that has heretofore executed a confidentiality agreement in connection with a possible Company Acquisition Proposal to have returned to the Company or destroyed any confidential information that has been provided to any Person in any such discussions or negotiations occurring in the twelve (12) months prior to the date of this Agreement (other than such confidential information that may be retained pursuant to the terms of the applicable confidentiality agreement). From and after the date of this Agreement until the earlier to occur of the Acceptance Time and the date of termination of this Agreement in accordance with Article X, subject to Section 8.2(b), the Company shall not, nor shall it permit any of its Subsidiaries or controlled Affiliates to, nor shall it authorize or knowingly permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other Representative retained by it or any of its Subsidiaries to (and shall use reasonable best efforts to cause such Persons not to), directly or indirectly, (i) solicit, initiate, support, knowingly induce or knowingly encourage (including by way of furnishing information which has not been previously publicly disseminated), or take any other action with the intent to facilitate, any inquiry, proposal, indication of interest or offer which constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal, (ii) subject to this Section 8.2(a) and Section 8.2(b), approve, endorse or recommend, or authorize any public statement approving, endorsing or recommending, or execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement or other agreement, arrangement, or Contract relating to a Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement) (each an “Alternative Acquisition Agreement”), (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding any Company Acquisition Proposal, (iv) furnish to any Person (other than Parent, its Affiliates and their respective Representatives) any non-public information or data relating to the Company or any of its Subsidiaries, in connection with, or with the intent of encouraging or facilitating a Company Acquisition Proposal or that could reasonably be expected to be used for the purposes of any Company Acquisition Proposal, (v) submit any Company Acquisition Proposal to a vote of the stockholders of the Company, or (vi) agree or publicly propose to do any of the foregoing; provided, however, that if, prior to the Acceptance Time, following the receipt of a bona fide written Company Acquisition Proposal that was unsolicited and made after the date of this Agreement that did not result from a material breach of this Section 8.2, that the Company Board determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, (A) is or could reasonably be expected to lead to a Superior Proposal and (B) failure to take such action would reasonably expected to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, then the Company may, in response to such Company Acquisition Proposal, furnish information relating to the Company or any of its Subsidiaries to the Person or group (or any of their Representatives) making such Company Acquisition Proposal and engage in discussions or negotiations with such Person or group and their Representatives regarding such Company Acquisition Proposal; provided, that (A) prior to furnishing, or causing to be furnished, any nonpublic information relating to the Company or any of its Subsidiaries to such Person or group or their respective Representatives, the Company enters into a confidentiality agreement with the Person or group making such Company Acquisition Proposal (an “Acceptable Confidentiality Agreement”) that (x) does not contain any provision that would prevent the Company from complying with its obligation to provide any disclosure to Parent required pursuant to this Section 8.2 and (y) contains provisions that in the aggregate are no less restrictive on such Person than those contained in the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement (provided that any such agreement need not contain any “standstill” or similar provisions), and (B) substantially concurrently with (but not more than twenty-four (24) hours after) furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished to Parent or its Representatives). Notwithstanding anything to the contrary contained in this Agreement, the Company and its Subsidiaries and the Company’s Representatives may in any event (A) seek to clarify the terms and conditions of any bona fide written Company Acquisition Proposal solely to determine whether such Company Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (B) inform a Person or group that has made or, to the knowledge of the Company, is considering making, a Company Acquisition Proposal of the provisions of this Section 8.2(a).

(b) Except as permitted pursuant to this Section 8.2(b), the Company Board shall not (x) effect a Company Adverse Recommendation Change or (y) cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement. Notwithstanding anything to the contrary in this Agreement, prior to the Acceptance Time, the Company Board may effect a Company Adverse Recommendation Change (and, in the case of a Company Acquisition Proposal, terminate this Agreement pursuant to Section 10.1(d)(ii) and concurrently pay the fees required by Section 10.3 in order to enter into a definitive agreement in connection with a Superior Proposal) if (and only if): (I) (A) a bona fide written Company Acquisition Proposal that was not solicited in violation of Section 8.2 is made to the Company after the date of this Agreement by a Third Party and such Company Acquisition Proposal is not withdrawn prior to such Company Adverse Recommendation Change or (B) there has been an Intervening Event; (II) in the case of a Company Acquisition Proposal, the Company Board concludes in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, that such Company Acquisition Proposal constitutes a Superior Proposal; and (III) the Company Board concludes in good faith, after consultation with the Company’s outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Laws; provided, however, that, prior to making any Company Adverse Recommendation Change or entering into any Alternative Acquisition Agreement, (i) the Company Board shall provide Parent at least four (4) Business Days’ prior written notice of its intention to take such action, which notice shall include, as applicable, (a) the information with respect to the Superior Proposal that is specified in Section 8.2(c), as well as a copy of such Company Acquisition Proposal, or (b) the facts and circumstances in reasonable detail of the Intervening Event; (ii) during the four (4) Business Days following such written notice (or such shorter period as is specified below), the Company Board and its Representatives have negotiated in good faith with Parent (to the extent Parent desires to negotiate) regarding any revisions to the terms of the transactions contemplated hereby proposed by Parent in response to such Superior Proposal or Intervening Event, as applicable; and (C) at the end of the four (4) Business Day period described in the foregoing clause (ii), the Company Board concludes in good faith, after consultation with the Company’s outside legal counsel and outside financial advisors (and taking into account any legally binding (if accepted by the Company) adjustment or modification of the terms of this Agreement proposed in writing by Parent), that, as applicable (a) the Company Acquisition Proposal continues to be a Superior Proposal or (b) the Intervening Event continues to warrant a Company Adverse Recommendation Change and in each case, that failure to take such action would reasonably expected to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Laws. Any material amendment or modification to any Superior Proposal will be deemed to be a new Company Acquisition Proposal for purposes of this Section 8.2, and the Company shall promptly (but in any event within one (1) Business Day of any such occurrence) notify Parent of any such new Company Acquisition Proposal and the Parties shall comply with the provisions of this Section 8.2(b) with respect thereto; provided, however, that the period during which the Company Board and its Representatives are required to negotiate in good faith with Parent regarding any revisions to the terms of this Agreement proposed by Parent in response to such new Company Acquisition Proposal pursuant to clause (ii) above shall expire on the later to occur of two (2) Business Days after the Company Board provides written notice of such new Company Acquisition Proposal to Parent and the end of the original four (4) Business Day period described in clause (ii) above; provided, further, that in the event there is a Company Adverse Recommendation Change made in compliance with this Section 8.2(b) with respect to a Superior Proposal, the Company shall only enter into an Alternative Acquisition Agreement with respect thereto by terminating this Agreement in accordance with Section 10.1(d)(ii) (including paying any fees pursuant to Section 10.3).

(c) In addition to the obligations of the Company and Parent set forth in Section 8.2(a) and Section 8.2(b), the Company shall promptly (and in any event within one (1) Business Day) advise Parent orally and in writing of any inquiries, proposals or offers with respect to a Company Acquisition Proposal that are received by, or any non-public information with regard to such Company Acquisition Proposal that is requested from, or any discussions or negotiations sought to be initiated regarding such Company Acquisition Proposal with, the Company (or to the knowledge of the Company, any of its Representatives), indicating, in connection with such notice, the identity of the Person or group of Persons making the inquiry, proposal or offer and the material terms and conditions of any such inquiries, proposals or offers and thereafter shall advise and confer with Parent and keep Parent reasonably informed, on a prompt basis (and in any event within twenty-four (24) hours after the occurrence of any changes, developments, discussions or negotiations), regarding any material changes to the status and material terms of any such inquiries, proposals or offers (including any material amendments thereto or any material change to the scope or material terms or conditions thereof including proposed agreements and material modifications thereto).

(d) The Company shall not, and shall cause its Subsidiaries not to, release any Person from, or waive, amend or modify any provision of, or grant any permission under, (i) any standstill provision or similar provision with respect to Company Securities in any Contract to which the Company or any of its Subsidiaries is a party, or (ii) any confidentiality agreement to which the Company or any of its Subsidiaries is a party; provided, however, that the Company Board shall be permitted to grant waivers of, and not enforce, any standstill provision to the extent that (x) such provision would otherwise prohibit the counterparty thereto from making a confidential Company Acquisition Proposal directly to the Company Board in accordance with this Section 8.2 and (y) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law. Except to the extent otherwise permitted by the proviso in the foregoing sentence, the Company shall, and shall cause its Subsidiaries to, enforce the confidentiality and standstill provisions of any such agreement.

(e) Nothing contained in this Section 8.2 or Section 8.4, but in all cases subject to Section 8.2(b), as applicable, shall prohibit the Company Board from taking and disclosing to their stockholders a position contemplated by Rule 14e-2(a) promulgated under the 1934 Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the 1934 Act; provided, however, that this Section 8.2(e) shall not permit the Company Board to effect a Company Adverse Recommendation Change except to the extent permitted by this Section 8.2. For the avoidance of doubt, any “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act shall not constitute a Company Adverse Recommendation Change.

(f) The Company agrees that any violation of the restrictions set forth in this Section 8.2 by any Representative of the Company or any of its Subsidiaries or its controlled Affiliates shall be deemed a breach of this Section 8.2 by the Company, but only to the extent the Company did not use reasonable best efforts to cause such Representative to comply with the provisions of this Section 8.2.

Section 8.3 Financing Cooperation.

(a) Parent shall, and shall cause its Affiliates to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Financing or any Substitute Financing as promptly as possible following the date of this Agreement (and, in any event, no later than the time at which the Acceptance Time is required to occur pursuant to Section 2.4), including using its reasonable best efforts to (i) (A) maintain in effect the Debt Letters and comply with all of their respective obligations thereunder, (B) negotiate, enter into and deliver definitive agreements with respect to the Financing reflecting the terms and conditions contained in the Debt Letters, so that such agreements are in effect no later than the time at which the Acceptance Time is required to occur pursuant to Section 2.4 and (C) enforce their rights under the Debt Letters and (ii) satisfy on a timely basis all the conditions to the Financing and the definitive agreements related thereto that are in Parent’s (or its Affiliates’) control. In the event that all conditions set forth in Annex A have been satisfied or waived in accordance with Section 2.1(b) or, upon funding shall be satisfied or waived, Parent and its Affiliates shall use their reasonable best efforts to cause the Persons providing the Financing (the “Financing Parties”) to fund the Financing at the Acceptance Time with respect to shares accepted for payment pursuant to the Offer and at the Effective Time with respect to shares to be paid for pursuant to the Merger. Parent shall keep the Company reasonably informed on a reasonably current basis of the status of the Financing and material developments with respect thereto and upon the Company’s written request, provide the Company promptly (and no later than two (2) Business Days after such written request) with copies of any material definitive agreements related to the Financing. Without limiting the foregoing, Parent shall, promptly (and in no event less than two (2) Business Days) after obtaining knowledge thereof, give the Company written notice of any (A) breach or default by Parent, its Affiliates, any Financing Party or any other party to the Debt Letters or any definitive document related to the Financing (or any event or circumstance, with or without notice, lapse of time, or both, would give rise to any breach or default), (B) threatened in writing or actual withdrawal, repudiation, expiration, intention not to fund or termination of or relating to the Debt Letters or the Financing, (C) material dispute or disagreement between or among any parties to the Debt Letters or any definitive document related to the Financing or (D) if for any reason Parent in good faith no longer believes it will be able to obtain all or any portion of the Debt Financing. Parent may amend, modify, terminate, assign or agree to any waiver under the Debt Letters without the prior written approval of the Company, provided, that Parent shall not, without Company’s prior written consent, permit any such amendment, modification, assignment, termination or waiver to be made to, or consent to or agree to any waiver of, any provision of or remedy under the Debt Letters which would (A) reduce the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount), or (B) impose new or additional conditions to the Financing or otherwise expand, amend or modify any of the conditions to the Financing, or (C) otherwise expand, amend, modify or waive any provision of the Debt Letters or the Financing in a manner that in the case of clause (C) would reasonably be expected to (1) delay, prevent or make less likely the consummation of the Offer or the Merger or the funding of the Financing (or satisfaction of the conditions to the Financing) at the Effective Time, (2) adversely impact the ability of Parent to enforce its rights against the Financing Parties or any other parties to the Debt Letters or the definitive agreements with respect thereto or (3) adversely affect the ability of Parent to timely consummate the acceptance of, and payment for, shares of Company Stock by Purchaser pursuant to Section 2.4, the Merger and the other transactions contemplated hereby; provided, that notwithstanding the foregoing, Parent may modify, supplement or amend the Debt Letters to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Letters as of the date of this Agreement. In the event that new commitment letters and/or fee letters are entered into in accordance with any amendment, replacement, supplement or other modification of the Debt Letters permitted pursuant to this Section 8.3, such new commitment letters and/or fee letters shall be deemed to be a part of the “Financing” and deemed to be the “Debt Letters” for all purposes of this Agreement. Parent shall promptly (and in any event no later than two (2) Business Days) deliver to the Company true, correct and complete copies of any termination, amendment, modification or replacement of the Debt Letters. If funds in the amounts set forth in the Debt Letters, or any portion thereof, become unavailable, Parent shall, and shall cause its Affiliates, as promptly as practicable following the occurrence of such event to (x) notify the Company in writing thereof, (y) use their respective reasonable best efforts to obtain substitute financing (on terms and conditions that are not materially less favorable to Parent, taken as a whole, than the terms and conditions as set forth in the Debt Letters, taking into account any “market flex” provisions thereof) sufficient to enable Parent to consummate the acceptance of, and payment for, shares of Company Stock by Purchaser pursuant to Section 2.4, the Merger and the other transactions contemplated hereby in accordance with the terms hereof (the “Substitute Financing”) and (z) use their respective reasonable best efforts to obtain a new financing commitment letter that provides for such Substitute Financing and, promptly after execution thereof (and, in any event, no later than two (2) Business Days), deliver to the Company true, complete and correct copies of the new commitment letter and the related fee letters (in redacted form in a customary manner removing the fee amounts, pricing caps, the rates and amounts included in the “market flex” and certain other terms (none of which could reasonably be expected to adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Financing (other than in respect of upfront fees))) and related definitive financing documents with respect to such Substitute Financing. Upon obtaining any commitment for any such Substitute Financing, such financing shall be deemed to be a part of the “Financing” and any commitment letter for such Substitute Financing shall be deemed the “Debt Letters” for all purposes of this Agreement.

(b) Parent shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts that become due and payable under the Debt Letters.

(c) Notwithstanding anything contained in this Agreement to the contrary, Parent and Purchaser expressly acknowledge and agree that neither Parent’s nor Purchaser’s obligations hereunder (including the obligation to effect the Offer as promptly as practicable after the date hereof) are conditioned in any manner upon Parent or Purchaser obtaining the Financing, any Substitute Financing or any other financing.

(d) The Company shall, and shall cause each of its Subsidiaries to, and shall use its reasonable best efforts to cause its and their Representatives to, provide to Parent such customary cooperation, as may be reasonably requested by Parent to assist Parent in arranging the Financing, which reasonable best efforts shall include:

(i) reasonable cooperation with customary marketing efforts of Parent for all or any portion of the Financing, including causing its management team, with appropriate seniority and expertise, and use its reasonable best efforts to cause its external auditors to assist in preparation for and to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, in each case, upon reasonable notice and at mutually agreeable dates and times;

(ii) providing reasonable assistance with the preparation of customary rating agency presentations, road show materials, bank information memoranda, prospectuses and bank syndication materials, offering documents, private placement memoranda and similar documents (including the delivery, within forty (40) days of the end of each applicable fiscal quarter, of unaudited consolidated balance sheets and related consolidated statements of income and cash flows of the Company for each interim fiscal quarter ended since the last audited financial statements and at least forty-five (45) days prior to the Closing Date and the delivery of customary authorization and representation letters in connection therewith) customarily required in connection with the marketing and syndication of the Financing (as set forth in Section 4 of the Commitment Letter as in effect on the date of this Agreement);

(iii) using reasonable best efforts to furnish Parent, within a reasonable amount of time following Parent’s reasonable request, with information reasonably available to the Company relating to the Company and its Subsidiaries to the extent required to consummate the Financing in accordance with the terms of the Debt Letters as in effect on the date of this Agreement of the type described in Section 4 of the Commitment Letter as in effect on the date of this Agreement, and subject to clause (e) below, providing reasonable assistance to Parent’s preparation of pro forma financial information; and

(iv) furnishing Parent at least three (3) Business Days prior to the time at which the Acceptance Time is required to occur pursuant to Section 2.4 (to the extent requested within ten (10) Business Days prior to the time at which the Acceptance Time is required to occur pursuant to Section 2.4), with all documentation and other information related to the Company and its Subsidiaries as and solely to the extent required by any Governmental Authority with respect to the Financing (as set forth in the Debt Letters as in effect on the date of this Agreement) under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act.

(e) Notwithstanding anything to the contrary contained in this Agreement (including this Section 8.3): (i) nothing in this Agreement (including this Section 8.3) shall require any such cooperation to the extent that (A) it would require the Company to pay any commitment or other fees, reimburse any expenses or otherwise incur any liabilities that are not reimbursed by Parent as provided in clause (f) below or give any indemnities prior to the Closing, (B) it would require the Company to take any action that in the good faith judgment of the Company unreasonably interferes with the ongoing business or operations of the Company and/or its Subsidiaries, (C) it would require the Company or any of its Subsidiaries to enter into, execute, or approve any agreement or other documentation prior to the Closing or agree to any change or modification of any existing agreement or other documentation that would be effective prior to the Closing (other than the execution of customary authorization and representation letters), (D) none of the Company or any of its Subsidiaries shall be required to provide, and Parent shall be solely responsible for, (1) the preparation of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information (it being understood and agreed that the Company and its Subsidiaries shall assist Parent in Parent’s preparation of the pro forma financial information), (2) any description of all or any component of the Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”, (3) projections, risk factors or other forward-looking statements relating to any component of such financing or (4) subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, (E) it would require the Company to provide any financial statements, (F) it would require the Company to provide any information the disclosure of which is prohibited by or restricted under applicable Law, or (G) it would require the Company, any of its Subsidiaries or any of their respective boards of directors (or equivalent bodies) to approve or authorize the Financing or any documentation related thereto, and (ii) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Company, its Subsidiaries, or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Financing shall be effective until the Closing.

(f) Parent shall (i) promptly upon request by the Company, reimburse the Company for all of its reasonable and documented out-of-pocket fees and expenses (including reasonable and documented out-of-pocket attorneys’ fees) incurred by the Company, any of its Subsidiaries or any of its or their Representatives in connection with any cooperation contemplated by this Section 8.3 and (ii) indemnify and hold harmless the Company, its Subsidiaries and its and their Representatives against any claim, loss, damage, injury, liability, judgment, award, penalty, fine, Tax, cost (including cost of investigation), expense (including reasonable and documented out-of-pocket attorneys’ fees) or settlement payment incurred as a result of, or in connection with, such cooperation or the Financing, except to the extent (A) arising out of gross negligence, bad faith or willful misconduct of the Company or (B) arising from any information utilized in the Financing regarding the Company or its Subsidiaries provided to Parent for use in connection therewith. Except for the representations and warranties of the Company set forth in Article IV of this Agreement, the Company shall not have any liability to Parent in respect of any financial statements, other financial information or data or other information provided pursuant to this Section 8.3.

(g) The Company hereby consents to the use of its trademarks and logos in connection with the Financing; provided, that such trademarks and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(h) Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 8.3 shall require, and in no event shall the reasonable best efforts of Parent be deemed or construed to require Parent to (i) pay any fees to the lenders or increase any interest rates or original issue discounts or upfront fees applicable to the Financing in excess of those contemplated in the Debt Letters, whether to secure waiver of any conditions contained therein or otherwise, (ii) amend or waive any of the terms or conditions hereof or under any of the Debt Letters or (iii) consummate the Closing at any time prior to the date determined in accordance with Section 3.2.

Section 8.4 Public Announcements. The initial press release with respect to the execution of this Agreement and the transactions contemplated hereby shall be a joint press release in the form attached as Exhibit B hereto. Thereafter, Parent and the Company will use their respective reasonable best efforts to consult with the other Party before (a) participating in any media interviews, (b) engaging in meetings or calls with analysts and (c) providing any public statements (including press releases), in any such case to the extent relating to the transactions contemplated hereby and other than engaging in discussions in which the statements made are substantially similar to previous press releases, public disclosures or public statements made by Parent and the Company (each a “Public Statement”). None of the limitations set forth in this Section 8.4 shall apply to any disclosure of any information concerning this Agreement or the transactions contemplated by this Agreement (i) in connection with or following a Company Adverse Recommendation Change, (ii) as contemplated by Section 8.2(e) and (iii) in connection with any dispute between the Parties regarding this Agreement or the transactions contemplated by this Agreement.

Section 8.5 Notices of Certain Events. Each of the Company and Parent shall promptly notify and provide copies to the other of:

(a) any material written notice from any Person alleging that the approval or consent of such Person is or may be required in connection with the Offer, the Merger or the other transactions contemplated by this Agreement;

(b) any written notice or other communication from any Governmental Authority or securities exchange in connection with the Offer, the Merger or the other transactions contemplated by this Agreement;

(c) any Proceeding or investigation, commenced or, to its knowledge, threatened against, the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, that would be reasonably likely to (i) prevent or materially delay the consummation of the Offer, the Merger or the other transactions contemplated hereby or (ii) result in the failure of any condition to the Offer set forth in Annex A to be satisfied;

(d) the occurrence of any event which would or would be reasonably likely to (i) prevent or materially delay the consummation of the Offer, the Merger or the other transactions contemplated hereby or (ii) result in the failure of any condition to the Offer set forth in Annex A to be satisfied; provided, that the delivery of any notice pursuant to this Section 8.5 shall not (A) affect or be deemed to modify any representation, warranty, covenant, right, remedy, or condition to any obligation of any Party hereunder or (B) update any section of the Company Disclosure Letter or the Parent Disclosure Letter.

Section 8.6 Access to Information.

(a) Upon reasonable notice, and subject to applicable Law, each Party shall (and shall cause its Subsidiaries to) afford to any other Party, its Affiliates and its officers, agents, control persons, employees, consultants, professional advisers (including attorneys, accountants and financial advisors) and Financing Parties (“Representatives”) reasonable access during normal business hours, to all of its and its Subsidiaries’ properties, books, Contracts, commitments, records, officers and employees and, during such period as a Party may from time to time reasonably request, the Party receiving the request shall (and shall cause its Subsidiaries to) furnish promptly to the requesting Party all other information concerning it, its Subsidiaries and each of their respective businesses, properties and personnel as the requesting Party may reasonably request, including with respect to the compliance program of the Party receiving the request; provided, however, that the Party receiving such request may restrict the foregoing access and the disclosure of information to the extent that, in the good faith judgment of such Party, (i) any Law applicable to such Party or its Subsidiaries requires such Party or its Subsidiaries to restrict or prohibit access to any such properties or information, (ii) the information is subject to confidentiality obligations to a Third Party, (iii) disclosure of any such information or document could result in the loss of attorney-client privilege (provided, that such Party and/or its counsel shall use their reasonable best efforts to enter into such joint defense agreements or other arrangements, as appropriate, so as to allow for such disclosure in a manner that does not result in the loss of attorney client privilege) or (iv) such access would unreasonably disrupt the operations of such Party or any of its Subsidiaries; provided, however, that with respect to clauses (i) through (iii) of this Section 8.6(a) as it relates to access and information provided to Parent and its Representatives, the Company shall use its reasonable best efforts to (A) obtain the required consent of such Third Party to provide such access or disclosure or (B) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to both Parent and the Company, provided, however, this Section 8.6(a) as it relates to access and information provided to the Company and its Representatives shall be limited to that which is reasonably necessary for the Company to confirm the accuracy, at any point in time prior to the Acceptance Time, of the representations and warranties of Parent and Purchaser or the compliance by Parent and Purchaser of their respective covenants, in each case as set forth in this Agreement.

(b) With respect to the information disclosed pursuant to Section 8.6(a), each of Parent and the Company shall comply with, and shall cause such party’s Representatives to comply with, all of its obligations under the Confidentiality Agreement, which agreement shall remain in full force and effect in accordance with its terms.

Section 8.7 Section 16 Matters. Prior to the Acceptance Time, Parent and the Company shall use reasonable best efforts to take all such steps as may be required to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) or acquisitions of Parent Stock (including derivative securities with respect to Parent Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company or will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the 1934 Act, to the extent permitted by applicable Law.

Section 8.8 Rule 14d-10 Matters. Prior to the Acceptance Time, the Company (acting through the Company Board or its compensation committee) will take all such steps as may be required to cause to be exempt under Rule 14d-10(d) promulgated under the 1934 Act any employment compensation, severance or employee benefit arrangements that have been or will be entered into after the date of this Agreement by the Company or its Subsidiaries with current or future directors, officers or employees of the Company or its Subsidiaries and to ensure that any such arrangements fall within the safe harbor provisions of such rule.

Section 8.9 Stock Exchange De-listing; 1934 Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and shall take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the Company Stock from the NYSE and the deregistration of the Company Stock and other securities of the Company under the 1934 Act as promptly as practicable after the Effective Time.

Section 8.10 Stockholder Litigation. The Company shall promptly notify Parent in writing of any litigation related to this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement that is brought, or, to the knowledge of the Company, threatened in writing, in the name of or against the Company and/or its directors (any such litigation, a “Company Transaction Litigation”) and shall keep Parent fully informed on a reasonably current basis with respect to the status thereof. The Company shall give Parent the opportunity to participate, subject to a customary joint defense agreement, in the defense or settlement of any Company Transaction Litigation, and the Company shall not settle, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with such Company Transaction Litigation, without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). Without limiting in any way the Parties’ obligations under Section 8.1, each of the Company and Parent shall, and shall cause their respective Subsidiaries to, cooperate in the defense or settlement of any litigation contemplated by this Section 8.10.

ARTICLE IX

CONDITIONS TO THE MERGER

Section 9.1 Conditions to Obligations of Each Party. The obligations of Parent, Purchaser and the Company to consummate the Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by the mutual consent of Parent and the Company):

(a) Purchase of Shares of Company Stock. Purchaser shall have accepted for payment all of the shares of Company Stock validly tendered (and not validly withdrawn) in the Offer.

(b) Statutes and Injunctions. No Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, entered, enforced, enacted or issued or be applicable to the Merger or the Parent Stock Issuance by any Governmental Authority that prohibits or makes illegal the consummation of the Merger or the Parent Stock Issuance.

ARTICLE X

TERMINATION

Section 10.1 Termination. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time, whether before or after the adoption of this Agreement by the sole stockholder of the Purchaser (except as otherwise stated below):

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if the Acceptance Time shall not have occurred on or before 11:59 P.M. New York City Time on August 3, 2016 (the “End Date”); provided, however, that if on the End Date the conditions to the Offer set forth in clause (b) of Annex A shall not have been satisfied but all other conditions to the Offer set forth in Annex A shall have been satisfied or waived in accordance with Section 2.1(b), then the End Date shall be extended, if Parent or the Company notifies the other Party in writing on or prior to the End Date, to 11:59 P.M. New York City Time on October 3, 2016; provided, further, that the right to terminate this Agreement under this Section 10.1(b)(i) shall not be available to a Party if such Party’s breach of any of its obligations under this Agreement shall have proximately caused the failure of the Acceptance Time to occur before the End Date;

(ii) if there shall have been issued an Order by a Governmental Authority of competent jurisdiction having jurisdiction over a material portion of the business of the Company, Parent or Purchaser (or the effect of which would have a material effect on any of the Company, Parent or Purchaser) permanently prohibiting the Offer, the Merger or the Parent Stock Issuance and such Order shall have become final and non-appealable; provided however, that the right to terminate this Agreement under this Section 10.(b)(ii) shall not be available to a Party if such Party’s breach of its obligations under this Agreement shall have proximately caused such Order to have been issued; or

(iii) if the Offer (as extended in accordance with the terms of this Agreement) has expired or been terminated in accordance with the terms of this Agreement and the Offer without the Minimum Condition having been satisfied; provided, however, that the right to terminate this Agreement under this Section 10.1(b)(iii) shall not be available to a Party if such Party’s breach of any of its obligations under this Agreement shall have proximately caused such failure to satisfy the Minimum Condition;

(c) by Parent:

(i) if a Triggering Event shall have occurred; or

(ii) if the Company shall have breached or failed to perform any of its (A) representations or warranties or (B) covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition to the Offer set forth in clause (f)(i) or clause (f)(ii) of Annex A and (ii) is incapable of being cured by the Company by the End Date, or, if capable of being cured by the End Date, shall not have been cured by the End Date (following receipt from Parent of written notice of such breach or failure to perform); provided, that if such breach or failure to perform is capable of being cured by the Company by the End Date and the Company ceases using reasonable best efforts to cure such breach or failure to perform following written notice from Parent, Parent shall have the right to terminate this Agreement pursuant to this Section 10.1(c)(ii); provided further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 10.1(c)(ii) if Parent or Purchaser is then in breach of any of its representations, warranties, covenants or agreements such that the Company has the right to terminate this Agreement pursuant to Section 10.1(d)(i);

(d) by the Company:

(i) if Parent or Purchaser shall have breached or failed to perform any of its (A) representations or warranties or (B) covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition to the Offer set forth in clause (f)(iv) or clause (f)(v) of Annex A and (ii) is incapable of being cured by Parent and Purchaser by the End Date, or, if capable of being cured by the End Date, shall not have been cured by the End Date (following receipt from the Company of written notice of such breach or failure to perform); provided, that if such breach or failure to perform is capable of being cured by Parent and Purchaser by the End Date and Parent or Purchaser cease using reasonable best efforts to cure such breach or failure to perform following written notice from the Company, the Company shall have the right to terminate this Agreement pursuant to this Section 10.1(d)(i); provided further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.1(d)(i) if the Company is then in breach of any of its representations, warranties, covenants or agreements such that Parent has the right to terminate this Agreement pursuant to Section 10.1(c)(ii); or

(ii) if (A) the Company Board authorizes the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal that did not result from a breach of Section 8.2 in accordance with the terms of Section 8.2, (B) substantially concurrent with the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement providing for a Superior Proposal that did not result from a breach of Section 8.2 and (C) prior to or concurrently with such termination, the Company pays to Parent in immediately available funds any fees required to be paid pursuant to Section 10.3.

Section 10.2 Effect of Termination. In the event of the termination of this Agreement by either Parent or the Company as provided in Section 10.1, written notice thereof shall forthwith be given by the terminating Party to the other Party specifying the provision hereof pursuant to which such termination is made. In the event of the termination of this Agreement in compliance with Section 10.1, this Agreement shall be terminated and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any Party (or any stockholder, director, officer, employee, agent, consultant or representative of such Party), other than the Confidentiality Agreement, Section 8.3(f), this Section 10.2, Section 10.3, and Article XI, which provisions shall survive such termination; provided, however, that, subject to the limitations set forth in Section 11.12, nothing in this Section 10.2 shall relieve any Party from liability for any fraud or Willful Breach of this Agreement, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity. No termination of this Agreement shall affect the obligations of the Parties contained in the Confidentiality Agreement.

Section 10.3 Termination Fees; Expenses.

(a) In the event that this Agreement is terminated by Parent pursuant to Section 10.1(c)(i) (other than a Company Adverse Recommendation Change relating to an Intervening Event consisting of any event, condition, fact, occurrence, change or development that has had or would reasonably be expected to have an adverse effect on Parent and its Subsidiaries taken as a whole) or in the event that this Agreement is terminated by the Company pursuant to Section 10.1(d)(ii), then, in each case, the Company shall pay, by wire transfer of immediately available funds, to Parent a fee in the amount of $50 million (the “Company Termination Fee”) at or prior to the termination of this Agreement in the case of a termination pursuant to Section 10.1(d)(ii) or as promptly as practicable (and, in any event, within two (2) Business Days following such termination) in the case of a termination pursuant to Section 10.1(c)(i).

(b) In the event that this Agreement is terminated by the Company or Parent pursuant to Section 10.1(b)(i) or Section 10.1(b)(iii), or in the event that this Agreement is terminated by Parent pursuant to Section 10.1(c)(ii) in respect of a Willful Breach by the Company, and (I) at any time after the date of this Agreement (A) prior to such termination pursuant to Section 10.1(c)(ii) or Section 10.1(b)(i), a bona fide Company Acquisition Proposal shall have been announced, disclosed or otherwise made to or communicated to the Company Board (whether or not publicly announced or publicly made known) and not withdrawn or (B) prior to expiration or termination of the Offer in accordance with the terms of this Agreement and the Offer (in the case of a termination pursuant to Section 10.1(b)(iii)) a Company Acquisition Proposal shall have been publicly announced or publicly made known and not withdrawn prior to the expiration of the Offer, and (II) within twelve (12) months after such termination, the Company shall have entered into an agreement with respect to any Company Acquisition Proposal (whether or not subsequently consummated, other than in the case of a termination by the Company pursuant to Section 10.1(b)(i) at a time when Parent would not be permitted to terminate the Agreement pursuant to Section 10.1(b)(i), in which case such Company Acquisition Proposal must be subsequently consummated), or any Company Acquisition Proposal shall have been consummated (in each case, whether or not such

Company Acquisition Proposal is the same as the original Company Acquisition Proposal made, communicated, publicly made known or publicly announced), then, in any such event, the Company shall pay, by wire transfer of immediately available funds, to Parent the Company Termination Fee on the earlier to occur of the Company entering into an agreement with respect to such Company Acquisition Proposal or consummation of such Company Acquisition Proposal; provided, however, that (x) for purposes of the definition of “Company Acquisition Proposal” in this Section 10.3(b), references to “15%” shall be replaced by “50%” and (y) in the case of a termination by the Company pursuant to Section 10.1(b)(i) at a time when Parent would not be permitted to terminate the Agreement pursuant to Section 10.1(b)(i), the Company Termination Fee, if any, that would otherwise be payable upon entering into an agreement with respect to a Company Acquisition Proposal pursuant to this Section 10.3(b) would not be payable until consummation of such Company Acquisition Proposal.

(c) The Parties acknowledge that the agreements contained in this Section 10.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company or Parent, as applicable, fails promptly to pay any amount due pursuant to this Section 10.3, and, in order to obtain such payment, the other Party commences a suit that results in a judgment against such Party for any amount due pursuant to this Section 10.3, then such Party shall pay the other Party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount due pursuant to this Section 10.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made. All payments under this Section 10.3 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent or the Company, as applicable. In no event shall a Company Termination Fee be payable more than once.

(d) Each Party agrees that notwithstanding anything in this Agreement to the contrary (other than with respect to claims for, or arising out of or in connection with fraud or Willful Breach) (A) in the event that this Agreement is terminated under circumstances where the Company Termination Fee is payable pursuant to this Section 10.3, the payment of the Company Termination Fee shall be the sole and exclusive remedy of Parent, its Subsidiaries, stockholders, Affiliates, officers, directors, employees and Representatives against the Company or any of its Representatives, Affiliates, officers, directors or employees for, and (B) in no event will Parent or any other such person being paid the Company Termination Payment seek to recover any other money damages or seek any other remedy (including any remedy for specific performance) based on a claim in law or equity with respect to, (1) any loss suffered, directly or indirectly, as a result of the failure of the Offer or the Merger to be consummated, (2) the termination of this Agreement, (3) any liabilities or obligations arising under this Agreement or (4) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement and (C) upon payment of any Company Termination Fee in accordance with this Section 10.3, none of the Company or any Affiliates or Representatives of the Company shall have any further liability or obligation to another Party relating to or arising out of this Agreement.

ARTICLE XI

MISCELLANEOUS

Section 11.1 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, certificate, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 11.1 shall not limit Section 10.2, Section 10.3 or any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 11.2 Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified or supplemented in any and all respects by written agreement of the Parties at any time prior to the Acceptance Time with respect to any of the terms contained herein; provided, however, that no amendments to or waivers of any DFS Provision shall be effective without the written consent of the Financing Parties. A termination of this Agreement pursuant to Section 10.1 or an amendment or waiver of this Agreement pursuant to Section 11.2 or Section 11.3 shall, in order to be effective, require, in the case of Parent, Purchaser and the Company, action by their respective board of directors (or a committee thereof) or sole member, as applicable.

Section 11.3 Extension; Waiver. At any time prior to the Effective Time, Parent or Purchaser on the one hand, or the Company on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement of the other Parties or (c) subject to the first proviso of Section 11.2, waive compliance by the other Parties with any of the agreements or conditions contained in this Agreement. Except as required by applicable Law, no waiver of this Agreement shall require the approval of the stockholders of either Parent or the Company. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any Party of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement. The Parties acknowledge and agree that Parent shall act on behalf of Purchaser and the Company may rely on any notice given by Parent on behalf of Purchaser with respect to the matters set forth in this Section 11.3.

Section 11.4 Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense. Notwithstanding the foregoing, Parent shall pay any and all (i) fees and expenses, other than the Company’s attorneys’ fees, incurred in connection with the filing by the Parties of the premerger notification and report forms relating to the Offer and the Merger under the HSR Act and the filing of any notice of other document under any applicable foreign Competition Law, and (ii) filing fees and printing and mailing costs for the Registration Statement.

Section 11.5 Disclosure Letter References. Each Disclosure Letter shall, for all purposes in this Agreement, be arranged in numbered and lettered parts and subparts corresponding to the numbered and lettered sections and subsections contained in this

Agreement. Each item disclosed in a Party’s Disclosure Letter shall constitute an exception to, or as applicable, disclosure for the purposes of, the representations and warranties (or covenants, as applicable) to which it makes express reference and shall also be deemed to be disclosed or set forth for the purposes of every other part in such Party’s Disclosure Letter relating to such Party’s representations and warranties (or covenants, as applicable) set forth in this Agreement to the extent a cross-reference within such Disclosure Letter is expressly made to such other part in such Disclosure Letter, as well as to the extent that the relevance of such item as an exception to, or as applicable, disclosure for purposes of, such other section of this Agreement is reasonably apparent from the face of such disclosure.

Section 11.6 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile (with confirmation of transmission) or sent by a nationally recognized overnight courier service, such as Federal Express, to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice made pursuant to this Section 11.6):

if to Parent or Purchaser, to:

Brocade Communications Systems, Inc. 130 Holger Way
San Jose, California 95134
Attention:	General Counsel
Facsimile:	(408) 333-8344

with a copy (which shall not constitute notice) to:

Paul Hastings LLP
1117 S. California Avenue
Palo Alto, California 94304
Attention:	Robert Carlson
Facsimile:	(650) 320-1930

Paul Hastings LLP
515 S. Flower Street, 25th Floor
Los Angeles, California 90071
Attention:	Claudia Simon
Facsimile:	(213) 996-3199

if to the Company, to:

Ruckus Wireless, Inc.
350 West Java Drive
Sunnyvale, California 94089
Attention:	General Counsel
Facsimile:	(408) 738-2065

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP 125 Broad Street
New York, New York 10004-2498
Attention:	Alexandra D. Korry
Facsimile:	(212) 291-9085

Sullivan & Cromwell LLP
1870 Embarcadero Road
Palo Alto, California 94303-3308
Attention:	Sarah P. Payne
Facsimile:	(650) 461-5747

Section 11.7 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, it being understood that each Party need not sign the same counterpart. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by all of the other Parties. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.

Section 11.8 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the Exhibits hereto and the documents and the instruments referred to herein), the Confidentiality Agreement and any agreements entered into contemporaneously herewith (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between Parent and the Company and among the Parties with respect to the subject matter hereof and thereof (provided, that (x) any provisions of the Confidentiality Agreement conflicting with this Agreement shall be superseded by this Agreement and (y) all standstill or similar provisions set forth in the Confidentiality Agreement shall terminate and no longer be in effect upon execution and delivery hereof) and (b) are not intended to confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the Parties and their respective successors and permitted assigns, except for the rights of the holders of Company Stock to (i) following the Acceptance Time, to receive the Offer Consideration in accordance with Article II and (ii) following the Effective Time, to receive the Merger Consideration in accordance with Article III; provided, that notwithstanding the foregoing clause (b), following the Effective Time, the provisions of Section 7.4 shall be enforceable by each Company Indemnified Party hereunder and his or her heirs and his or her representatives; provided, further that the Financing Parties and each of their respective Affiliates and their respective current, former and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners, assignees or representatives (each, a “Financing Source Party,” collectively, the “Financing Source Parties”) shall be express third party beneficiaries with respect to Section 11.2, this Section 11.8, Section 11.11, Section 11.12(c), Section 11.13 and Section 11.14 (collectively, the “DFS Provisions”).

Section 11.9 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in a manner materially adverse to any Party hereto. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void; provided, that Parent may designate, prior to the Effective Time, by written notice to the Company, another wholly owned direct or indirect Subsidiary of Parent with respect to which the representations and warranties of such Subsidiary as Purchaser must be true and correct in all respects hereunder to be a party to the Offer and the Merger in lieu of Purchaser, in which event all references herein to Purchaser shall be deemed references to such other Subsidiary (except with respect to representations and warranties made herein with respect to Purchaser as of the date of this Agreement) and all representations and warranties made herein with respect to Purchaser as of the date of this Agreement shall also be made with respect to such other Subsidiary as of the date of such designation; provided, that such assignment shall not relieve Parent of its obligations hereunder or otherwise enlarge, alter or change any obligation of any other party hereto or due to Parent or such other Subsidiary; and provided further, that such assignment does not adversely affect the Offer or the Merger or the timing thereof in any way. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 11.11 Governing Law. This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware without giving effect to the principles of conflicts of law thereof or of any other jurisdiction, except that, notwithstanding the foregoing, except as otherwise set forth in the Debt Letters as in effect as of the date of this Agreement, all matters relating to the interpretation, construction, validity and enforcement (whether at law, in equity, in contract, in tort, or otherwise) against any of the Financing Source Parties in any way relating to the Debt Letters or the performance thereof or the Financing, shall be exclusively governed by, and construed in accordance with, the domestic Law of the State of New York without giving effect to any choice or conflict of law provision or rule whether of the State of New York or any other jurisdiction that would cause the application of Law of any jurisdiction other than the State of New York.

Section 11.12 Enforcement; Exclusive Jurisdiction.

(a) The rights and remedies of the Parties shall be cumulative (and not alternative). The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to the limitations in Section 10.3(d), and in the next sentence of this Section 11.12(a), the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, including the obligations to consummate the Offer and the Merger, in the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any federal court located in the State of Delaware without proof of actual damages or otherwise (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.

(b) In addition, each of the Parties (i) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, and (iv) consents to service of process being made through the notice procedures set forth in Section 11.6.

(c) Notwithstanding anything to the contrary in this Agreement, each Party agrees (on behalf of itself and its controlled Affiliates) that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Source Parties in any way relating to this Agreement, including any dispute arising out of the Debt Letters or the performance thereof or the Financing, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York in the County of New York (and of the appropriate appellate courts therefrom).

Section 11.13 No Recourse; Waiver of Claims. Notwithstanding anything herein to the contrary, each of the Company and its Subsidiaries, stockholders, Affiliates, officers, directors, employees and Representatives hereby waives any rights or claims against any Financing Source Party in connection with this Agreement, the Debt Letters or the Financing, whether at law or equity, in contract, in tort or otherwise, and each of the Company and its Subsidiaries, stockholders, Affiliates, officers, directors, employees and Representatives agrees not to commence a Proceeding against any Financing Source Party in connection with this Agreement or the transactions contemplated hereunder (including any Proceeding relating to the Financing or the Debt Letters). In furtherance and not in limitation of the foregoing waiver, it is agreed that no Financing Source Party shall have any liability for any claims, losses, settlements, liabilities, damages, costs, expenses, fines or penalties to the Company or any of its Subsidiaries, stockholders, Affiliates, officers, directors, employees and Representatives in connection with this Agreement or the transactions contemplated hereunder. Nothing in this Section 11.13 shall in any way (a) expand the circumstances in which Parent may be liable under this Agreement or as a result of the transactions contemplated hereby (including as a result of the Financing) or (b) limit or qualify the obligations and liabilities of the parties to the Debt Letters to each other thereunder or in connection therewith.

Section 11.14 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY LEGAL PROCEEDING AGAINST THE FINANCING SOURCE PARTIES ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED HEREBY, THE DEBT LETTERS, THE FINANCING OR THE PERFORMANCE OF SERVICES WITH RESPECT THERETO).

[The remainder of this page has been intentionally left blank; the nextpage is the signature page.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

RUCKUS WIRELESS, INC.

By:	/s/ Selina Lo
Name:	Selina Lo
Title:	Chief Executive Officer

BROCADE COMMUNICATIONS SYSTEMS, INC.

By:	/s/ Lloyd Carney
Name:	Lloyd Carney
Title:	Chief Executive Officer

STALLION MERGER SUB INC.

By:	/s/ Ken Cheng
Name:	Ken Cheng
Title:	President

[Signature Page to Agreement and Plan of Merger]

ANNEX A

Conditions to the Offer

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Parent’s and Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of that certain Agreement and Plan of Merger (the “Agreement”), dated as of April 3, 2016, among Ruckus Wireless, Inc., a Delaware corporation (the “Company”), Brocade Communications Systems, Inc., a Delaware corporation (“Parent”), and Stallion Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”) (capitalized terms that are used but not otherwise defined in this Annex A shall have the respective meanings ascribed thereto in the Agreement) and applicable Law, and in addition to (and not in limitation of) the obligations of Purchaser to extend the Offer pursuant to the terms and conditions of the Agreement and applicable Law, neither Parent nor Purchaser shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the 1934 Act (relating to the obligation of Purchaser to pay for or return tendered shares of Company Stock promptly after termination or withdrawal of the Offer)), pay for any shares of Company Stock that are validly tendered (and not validly withdrawn) in the Offer prior to the expiration of the Offer in the event that, at the expiration of the Offer:

(a) the Minimum Condition shall not have been satisfied;

(b) (i) the waiting period under the HSR Act relating to the transactions contemplated by the Agreement shall not have expired or been terminated or (ii) the clearances, approvals and consents required to be obtained under applicable Competition Laws of any jurisdiction set forth on Section A of the Company Disclosure Letter to permit the Parties to consummate the transactions contemplated by the Agreement shall not have been obtained;

(c) a Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, entered, enforced, enacted or issued or be applicable to the Offer, the Merger or the Parent Stock Issuance by any Governmental Authority having jurisdiction over a material portion of the business of the Company, Parent or Purchaser (or the effect of which would have a material effect on any of the Company, Parent or Purchaser) that prohibits or makes illegal the consummation of any of the Offer, the Merger or the Parent Stock Issuance;

(d) the Registration Statement shall not have become effective under the 1933 Act or shall be the subject of any stop order that is in effect or pending Proceedings seeking a stop order;

(e) the Parent Stock Issuance shall not have been approved for listing on Nasdaq, subject to official notice of issuance;

(f) any of the following shall have occurred and continue to exist as of immediately prior to the expiration of the Offer:

(i) (A) the representations and warranties of the Company contained in Section 4.1 (Corporate Existence and Power), Section 4.2 (Corporate Authorization), Section 4.22 (Opinion of Financial Advisor) and Section 4.23 (Antitakeover Statutes) of the Agreement shall, if qualified by materiality or “Company Material Adverse Effect,” not be true and correct in all respects, or, if not so qualified by materiality or “Company Material Adverse Effect,” not be true and correct in all material respects, in each case at and as of the expiration of the Offer as if made at and as of the expiration of the Offer (other than any such representations and warranties that by their terms address matters only at and as of another specified time, which shall not be true and correct in all material respects only at and as of such time), (B) the representations and warranties of the Company contained in Section 4.5(a) (Capitalization), clauses (iii) and (iv) in the first sentence of Section 4.5(b) (Capitalization) and Section 4.5(c) (Capitalization) of the Agreement shall not be true and correct in all respects, other than any de minimis inaccuracies, in each case, at and as of the expiration of the Offer as if made at and as of the expiration of the Offer (other than any such representations and warranties that by their terms address matters only at and as of another specified time, which shall not be true and correct in all material respects only at and as of such time), and (C) all other representations and warranties of the Company contained in the Agreement shall not be true and correct in all respects (disregarding all materiality and “Company Material Adverse Effect” qualifiers contained therein, other than as such qualifiers are used in Section 4.10 (Absence of Certain Changes) of the Agreement), in each case at and as of the expiration of the Offer as if made at and as of the expiration of the Offer (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall not be true and correct in all respects (disregarding all materiality and “Company Material Adverse Effect” qualifiers contained therein, other than as such qualifiers are used in Section 4.10 (Absence of Certain Changes) of the Agreement) only at and as of such time), except, in the case of this clause (C), where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(ii) the Company shall not have performed in all material respects its covenants and obligations under the Agreement required to be performed by it at or prior to the expiration of the Offer and such failure shall not have been cured on or prior to the expiration of the Offer;

(iii) after the date of the Agreement, there shall have occurred or arisen any Company Material Adverse Effect that is continuing;

(iv) (A) the representations and warranties of Parent and Purchaser set forth in the first and second sentences of Section 5.1 (Corporate Existence and Power) and Section 5.2 (Corporate Authorization) of the Agreement shall, if qualified by materiality or “Parent Material Adverse Effect,” not be true and correct in all respects, or, if not so qualified by materiality or “Parent Material Adverse Effect,” not be true and correct in all material respects, in each case, at and as of the expiration of the Offer as if made at and as of the expiration of the Offer (other than any such representations and warranties that by their terms address matters only at and as of another specified time, which shall not be true and correct in all material respects only at and as of such time) and (B) all other representations and warranties of Parent or Purchaser contained in the Agreement shall not be true and correct in all respects (disregarding all materiality and “Parent Material Adverse Effect” qualifiers contained therein, other than as such qualifiers are used in Section 5.10 (Absence of Certain Changes) of the Agreement), in each case, at and as of the expiration of the Offer as if made at and as of the expiration of the Offer (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall not be true and correct in all respects (disregarding all materiality and “Parent Material Adverse Effect” qualifiers contained therein, other than as such qualifiers are used in Section 5.10 (Absence of Certain Changes) of the Agreement) only at and as of such time), except, in the case of this clause (B), where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(v) Parent or Purchaser shall not have performed in all material respects its covenants and obligations under the Agreement required to be performed by them at or prior to the expiration of the Offer and such failure shall not have been cured on or prior to the expiration of the Offer;

(vi) after the date of the Agreement, there shall have occurred or arisen any Parent Material Adverse Effect that is continuing; or

(vii) the Agreement shall have been terminated in accordance with its terms;

(g) Parent shall have not received a certificate signed by an executive officer of the Company certifying on behalf of the Company, and not in such officer’s personal capacity, that none of the conditions set forth in clauses (f)(i), (f)(ii) or (f)(iii) of this Annex A have occurred; or

(h) the Company shall have not received a certificate signed by an executive officer of Parent and Purchaser certifying on behalf of Parent and Purchaser, and not in such officer’s personal capacity, that none of the conditions set forth in clauses (f)(iv), (f)(v) or (f)(vi) of this Annex A have occurred.

Except as expressly set forth in the Agreement, the foregoing conditions may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their sole and absolute discretion, in each case, subject to Section 2.1(b) of the Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.